SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2008
Commission File Number: 001 - 12518
BANCO SANTANDER, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid - Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Accounting Principles
     Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements in conformity with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
     Except where noted otherwise, the financial information contained in this report has been prepared according to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, taking into account the requirements of Spanish National Securities Market Commission (CNMV) Circular 1/2008, of January, 30. Our financial statements for the fiscal year ended December 31, 2005 were the first to be prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and the financial statements for the fiscal year ended December 31, 2004 were restated using the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 standards. Financial information for fiscal years ended on or prior to December 31, 2003, was prepared according to Bank of Spain Circular 4/91 (“previous Spanish GAAP”) and is not comparable with that prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Our Annual Report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) contains in Note 57 to our consolidated financial statements a description of the significant differences between these accounting standards. In Note 16 to our interim consolidated financial statements included in this report on Form 6-K, we have identified the significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Note 16 also includes reconciliations to U.S. GAAP of net income and stockholders’ equity as reported in our consolidated interim financial statements. Note 13 to our interim consolidated financial statements includes financial information for our main business segments.
     We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the U.S. Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements. We have, however, included summary financial information that reflects the required reclassifications in Note 16 to our consolidated financial statements.
Acquisition of Abbey National plc
     In November 2004, we acquired 100% of the capital of Abbey National plc (“Abbey”). Our acquisition of Abbey was reflected on our financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004. Therefore, the income statement for the year ended December 31, 2005 is the first to reflect the acquisition of Abbey.
General Information
     Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, EUR or "€” throughout this report. Also, throughout this report, when we refer to:
•	“dollars”, US$ or “$”, we mean United States dollars;
•	“pounds” or “£”, we mean United Kingdom pounds; and
•	“one billion”, we mean 1,000 million.
     When we refer to average balances for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. We included in interest income any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other units.
     When we refer to loans, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted.
     When we refer to impaired assets, we mean impaired loans, securities and other assets to collect.
     When we refer to the allowances for credit losses, we mean the specific allowances for credit losses, and unless otherwise noted, the general allowance for credit losses including any allowances for country-risk.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include information regarding:
•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.
     Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects”, and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
     You should understand that adverse changes in the following important factors, in addition to those discussed in our 2007 Form 20-F under the sections “Key Information—Risk Factors”, “Operating and Financial Review and Prospects”, “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions
•	recent turmoil in global financial markets in general and credit markets in particular, the impacts of which on our business and industry are difficult to forecast;
•	exposure to various types of market risks, principally including liquidity risk, interest rate risk, foreign exchange rate risk and equity price risk;
•	general economic or industry conditions in Spain, the United Kingdom, other European countries, Latin America and the other areas in which we have significant business activities or investments;
•	the effects of a decline in real estate prices, particularly in Spain and the UK, where prices have only recently started to decline, and corresponding increases in mortgage defaults;
•	monetary and interest rate policies of the European Central Bank and various central banks;
•	inflation or deflation;
•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;
•	changes in competition and pricing environments;
•	the inability to hedge some risks economically;
•	the adequacy of loss reserves;
•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;
•	changes in demographics, consumer spending or saving habits; and
•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.
Political and Governmental Factors
•	political stability in Spain, the United Kingdom, other European countries and Latin America; and
•	changes in Spanish, UK, EU or foreign laws, regulations or taxes.
Transaction and Commercial Factors
•	our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions;
•	our ability to correctly assess the risks involved in an acquisition and the possibility that certain acquisitions may subject us to unknown risks; and
•	the outcome of our negotiations with business partners and governments.
Operating Factors
•	technical difficulties and the development and use of new technologies by us and our competitors;
•	the impact of changes in the composition of our balance sheet on future net interest income; and
•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments.
     The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1
     Selected Consolidated Financial Information
     We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in our 2007 Form 20-F and the interim consolidated financial statements included in the F-pages of this report. The formats of the consolidated financial statements presented in this report differ only with respect to the presentation criteria of certain items and types of income from those presented in our 2007 Form 20-F, because the former were prepared in accordance with the models contained in Spanish National Securities Market Commission (CNMV) Circular 1/2008. Our interim consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2007 and 2008. Our results for the six months ended June 30, 2008 are not necessarily indicative of what our results will be for the full year or any other period.

					Six Months ended
	Year Ended December 31,				June 30,
	2007	2006	2005	2004	2008	2007
Consolidated Income Statement Data	(in thousands of euros, except percentages and per share data)
Interest and similar income	46,312,706	37,239,602	33,827,323	17,915,307	24,908,639	21,720,155
Interest expense and similar charges	(31,359,417)	(25,118,665)	(23,477,278)	(10,741,775)	(16,428,154)	(14,299,019)
Interest income/(charges)	14,953,289	12,120,937	10,350,045	7,173,532	8,480,485	7,421,136
Income from equity instruments	422,618	412,714	335,576	388,876	318,807	288,170
Share of results of entities accounted for using the equity method	441,457	426,921	619,157	448,220	614,023	159,800
Fee and commission income	9,479,986	8,288,580	7,153,947	5,417,676	4,854,398	4,733,340
Fee and commission expense	(1,439,811)	(1,264,385)	(1,092,751)	(866,923)	(726,408)	(684,098)
Gains/losses on financial assets and liabilities (net)	2,331,696	2,062,471	1,457,847	728,878	1,660,463	1,137,789
Exchange differences (net)	650,734	96,635	76,513	361,465	7,804	143,643
Other operating income	6,741,246	6,076,845	3,355,378	2,968,389	4,707,302	3,749,903
Other operating expenses	(6,503,829)	(5,839,785)	(3,058,935)	(2,891,193)	(4,824,424)	(3,909,263)
Gross operating income	27,077,386	22,380,933	19,196,777	13,728,920	15,092,450	13,040,420
Administrative expenses	(11,018,329)	(9,969,171)	(9,364,408)	(6,683,623)	(5,594,824)	(5,328,080)
Personnel expenses	(6,551,201)	(5,967,873)	(5,611,308)	(4,232,981)	(3,345,515)	(3,146,816)
Other general expenses	(4,467,128)	(4,001,298)	(3,753,100)	(2,450,642)	(2,249,309)	(2,181,264)
Depreciation and amortization	(1,267,880)	(1,146,547)	(1,013,943)	(830,621)	(614,876)	(621,529)
Provisions (net)	(1,023,563)	(1,079,337)	(1,807,381)	(1,103,287)	(309,736)	(318,936)
Impairment losses on financial assets (net)	(3,502,604)	(2,480,993)	(1,636,923)	(1,615,647)	(2,485,277)	(1,512,202)
Profit/(loss) from operations	10,265,010	7,704,885	5,374,122	3,495,742	6,087,737	5,259,673
Impairment losses on other assets (net)	(1,548,610)	(20,781)	(154,475)	(81,402)	(17,887)	(18,788)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	1,815,867	352,120	1,379,554	200,649	57,147	35,117
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	642,974	959,162	1,061,696	740,735	(28,176)	615,213
Profit/loss before tax	11,175,241	8,995,386	7,660,897	4,355,724	6,098,821	5,891,215
Income tax	(2,335,686)	(2,254,598)	(1,241,830)	(491,922)	(1,109,272)	(1,227,182)
Profit for the period from continuing operations	8,839,555	6,740,788	6,419,067	3,863,802	4,989,549	4,664,033
Profit from discontinued operations (net)	796,595	1,504,965	330,703	132,432	2,563	62,787
Consolidated profit for the period	9,636,150	8,245,753	6,749,770	3,996,234	4,992,112	4,726,820
Profit for the period attributable to the parent	9,060,258	7,595,947	6,220,104	3,605,870	4,730,267	4,458,370
Profit attributable to minority interests	575,892	649,806	529,666	390,364	261,845	268,450

Per Share Information:
Average number of shares (thousands) (1)	6,341,771	6,248,376	6,240,611	4,950,498	6,662,310	6,241,449
Basic earnings per share (in euros)	1.4287	1.2157	0.9967	0.7284	0.7100	0.7143
Basic earnings per share continuing operation (in euros)	1.3170	1.0127	0.9599	0.7142	0.7098	0.7064
Diluted earnings per share (in euros)	1.4139	1.2091	0.9930	0.7271	0.7064	0.7110
Dividends paid (in euros) (2)	0.65	0.52	0.42	0.33	0.14	0.12
Dividends paid (in US$) (2)	0.96	0.65	0.49	0.39	0.21	0.17

	Year ended December 31,				As of June 30,
Consolidated Balance Sheet Data:	2007	2006	2005	2004	2008
	(in thousands of euros, except percentages and per share data)
Total assets	912,914,971	833,872,715	809,106,914	664,486,300	918,331,862
Loans and advances to credit institutions (3)	57,642,604	69,757,056	66,127,043	60,895,933	85,638,872
Loans and advances to customers (net) (3)	571,098,513	527,035,514	439,109,692	390,078,751	571,232,700
Investment Securities (4)	132,035,268	136,760,433	203,938,360	138,753,764	116,101,890
Investments: Associates	15,689,127	5,006,109	3,031,482	3,747,564	17,210,923

Liabilities
Deposits from central banks and credit institutions (5)	112,897,308	113,038,061	148,624,811	83,750,339	113,531,141
Customer deposits (5)	355,406,519	330,947,770	305,631,794	285,710,616	342,231,817
Debt securities (5)	233,286,688	203,742,817	148,829,300	113,838,603	239,247,808

Capitalization
Guaranteed Subordinated debt excluding preferred securities and preferred shares (6)	16,742,134	11,186,480	8,973,699	9,369,939	16,160,902
Secured Subordinated debt	—	—	—	508,039	—
Other Subordinated debt	11,666,663	12,399,771	13,016,989	12,300,178	10,903,197
Preferred securities (6)	7,261,382	6,836,570	6,772,768	5,292,016	6,901,143
Preferred shares (6)	522,558	668,328	1,308,847	2,124,222	482,749
Minority interest (including net income of the period)	2,358,269	2,220,743	2,848,223	2,085,316	2,334,657
Stockholders’ equity (7)	55,199,882	44,851,559	39,778,476	34,414,942	53,417,978
Total capitalization	93,750,888	78,163,451	72,699,002	66,094,652	90,200,626
Stockholders’ Equity per Share (7)	8.70	7.18	6.37	6.95	8.02

Other managed funds
Mutual funds	119,210,503	119,838,418	109,480,095	97,837,724	104,210,085
Pension funds	11,952,437	29,450,103	28,619,183	21,678,522	11,324,087
Managed portfolio	19,814,340	17,835,031	14,746,329	8,998,388	17,062,137
Savings -insurance policies	9,008,968	6,384,994	15,145,607	16,843,995	10,484,048
Total other managed funds	159,986,248	173,508,546	167,991,214	145,358,629	143,080,357

Consolidated Ratios
Profitability Ratios:
Net Yield (8)	1.92%	1.76%	1.63%	2.21%	2.07%
Return on average total assets (ROA)	1.10%	1.01%	0.91%	1.01%	1.12%
Return on average stockholders’ equity (ROE)	21.91%	21.39%	19.86%	19.74%	18.60%
Capital Ratio:
Average stockholders’ equity to average total assets	4.71%	4.36%	4.24%	4.62%	5.68%
Ratio of earnings to fixed charges (9)
Excluding interest on deposits	1.64%	1.74%	1.74%	1.81%	1.63%
Including interest on deposits	1.34%	1.34%	1.30%	1.37%	1.32%

Credit Quality Data
Allowances for impaired assets (excluding country risk)	9,302,230	8,626,937	7,902,225	6,813,354	10,212,408
Allowances for impaired assets as a percentage of total loans	1.60%	1.61%	1.77%	1.72%	1.76%
Impaired assets (10)	6,178,655	4,607,547	4,341,500	4,114,691	8,603,616
Impaired assets as a percentage of total loans	1.06%	0.86%	0.97%	1.04%	1.48%
Allowances for impaired assets as a percentage of impaired assets	150.55%	187.23%	182.02%	165.59%	118.70%
Net loan charge-offs as a percentage of total loans	0.46%	0.34%	0.23%	0.16%	0.27%

(1)	Average number of shares have been calculated on the basis of the weighted average number of shares outstanding in the relevant period, net of treasury stock.

(2)	Dividends paid during the six months ended June 30, 2008 and 2007 include the first interim dividend for 2008 and 2007, respectively, because although they were paid in August of the relevant year, they were announced during the first six months of each such year.

(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements Note 5.a.

(4)	Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements Note 5.a.

(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” Note 10.a.

(6)	In our consolidated financial statements preferred securities and preferred shares are included under “Financial liabilities at amortised cost” within “Subordinated liabilities”.

(7)	Equals the sum of the amounts included at the end of each period as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.

(8)	Net yield is the total of net interest income (including dividends on equity securities), multiplied by two in the case of net interest income for the six months ended June 30, 2008, divided by average earning assets. See “Item 2 Selected Statistical Information—Assets—Earning Assets—Yield Spread”.

(9)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and minority interests plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor. Fixed charges include dividends and interest paid on preferred shares.

(10)	Impaired assets reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Classified Assets—Bank of Spain Classification Requirements” in our 2007 Form 20-F.
     As explained in Note 1 b) to our interim consolidated financial statements, the formats of the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense and consolidated cash flow statement presented in this Form 6-K differ from the presentation criteria of certain items and types of income from those presented in the Group’s consolidated financial statements on Form 20-F for the year ended December 31, 2007, because the former were prepared in accordance with the models contained in Spanish National Securities Market Commission (CNMV) Circular 1/2008, which coincide, albeit in condensed format, with those expected to be applicable to Spanish credit institutions following the approval of the amendments to current Bank of Spain Circular 4/2004, which will be used by the Group in its financial statements for 2008 and that conform to the International Financial Reporting Standards as issued by the IASB. Pursuant to IAS 1, the comparative figures were reclassified.
     The differences, which mainly apply to the income statement, are as follows:

		(in thousands of euros)
	Year ended December 31,
Previous format:	2007	2006	2005	2004
Net interest income	15,295,126	12,479,796	10,659,377	7,555,432
Gross income	27,068,469	22,333,170	19,075,556	13,789,277
Net operating income	14,815,693	11,217,740	8,764,677	6,332,277
Profit before tax	11,175,241	8,995,386	7,660,897	4,355,724
Profit from continuing operation	8,839,555	6,740,788	6,419,067	3,863,802
Consolidated profit for the year	9,636,150	8,245,753	6,749,770	3,996,234
Profit attributed to the Group	9,060,258	7,595,947	6,220,104	3,605,870
Profit attributed to minority interest	575,892	649,806	529,666	390,364

		(in thousands of euros)
	Year ended December 31,
New format:	2007	2006	2005	2004
Interest income/ (charges)	14,953,289	12,120,937	10,350,045	7,173,532
Gross operating income	27,077,386	22,380,933	19,196,777	13,728,920
Profit/ (loss) from operations	10,265,010	7,704,885	5,374,122	3,495,742
Profit/ (loss) before tax	11,175,241	8,995,386	7,660,897	4,355,724
Profit for the period from continuing operations	8,839,555	6,740,788	6,419,067	3,863,802
Consolidated profit for the period	9,636,150	8,245,753	6,749,770	3,996,234
a) Profit for the period attributable to the parent	9,060,258	7,595,947	6,220,104	3,605,870
b) Profit attributable to minority interests	575,892	649,806	529,666	390,364
     -“Net Interest Income” has been replaced by a new income heading called “Interest Income/(Charges)”, consisting of the difference between “Interest and Similar Income” and “Interest Expense and Similar Charges”. The aforementioned interest currently also includes financial income and expenses from insurance activities and other non-financial activities that used to be presented separately. “Interest Income/(Charges)” does not include income from equity instruments, which was previously included under “Net Interest Income.”
     -The Insurance activity income is no longer presented on an aggregate basis but recognized, according to its nature, in various line items in the consolidated income statement, with the ensuing effect on each income statement total and line item.
     -A new line item entitled “Gross Operating Income” replaces “Gross Income.” The new “Gross Operating Income” is similar to the former “Gross Income,” except basically for the fact that it includes other operating income and expenses, which were formerly not part of gross income, and includes the interest expenses and financial charges from non-financial activities according to their nature.
     -The “Sales and Income from the Provision of Non-Financial Services” and “Cost of Sales” line items have been eliminated and the items previously recognized thereunder are now recognized mainly under “Other Operating Income” and “Other Operating Expenses,” respectively.
     -The balance previously recognized under “Impairment Losses (Net)” has been separated into two line items: “Impairment Losses on Financial Assets (Net),” which includes the net impairment losses on financial assets other than equity instruments classified as investments, and “Impairment Losses on Other Assets (Net),” which includes the net impairment losses on equity instruments classified as investments and on other non-financial assets.
     -The “Net Operating Income” line item has been replaced by “Profit/(Loss) from Operations.” The difference between the two line items is basically that the latter includes the finance income and costs from the Group’s non-financial activities, the net charge to impairment losses on financial instruments and the net charge to provisions, none of which included the former.
     -“Other Gains” and “Other Losses” have been replaced by the line items “Gains/(Losses) on Disposal of Assets not Classified as Non-current Assets Held for Sale” and “Gains/(Losses) on Non-current Assets Held for Sale not Classified as Discontinued Operations,” which include mainly the balances of the eliminated line items mentioned above. Other gains and losses that were recognized in the eliminated line items but which are not included in the newly-created line items were classified in the consolidated income statement according to their nature.

The following table shows net income, stockholders’ equity, total assets and certain ratios on a U.S. GAAP basis.

	Year Ended December 31,					Six Months Ended June 30,
U.S. GAAP	2007	2006	2005	2004	2003	2008	2007
		(in thousands of euros, except ratios and per share data)
Net income (1)	7,296,817	7,414,571	6,318,460	3,940,866	2,264,332	4,882,948	4,272,786
Of which:
Continuing operations	6,724,962	6,305,470	6,088,760	3,870,587	2,264,332	4,881,430	4,223,422
Discontinued operations	571,855	1,109,101	229,700	70,279	—	1,518	49,364
Stockholders’ equity (1)(2)	57,393,597	48,703,540	43,784,335	38,671,623	25,093,234	55,960,239	49,767,304
Total assets	899,911,121	841,939,558	845,345,463	604,084,270	350,662,064	900,543,761	876,616,997
Basic earnings per share (3)	1.15	1.19	1.01	0.80	0.47	0.73	0.68
Basic earnings per share — continued operations	1.06	1.01	0.98	0.78	0.47	0.73	0.68
Stockholders’ equity per share (2)(3)	9.05	7.79	7.02	7.81	5.26	8.40	7.97
Ratio of earnings to fixed charges (4):
Excluding interest on deposits	1.45	1.62	1.73	1.80	1.79	1.66	1.77
Including interest on deposits	1.24	1.29	1.29	1.36	1.30	1.34	1.37
Ratio of earnings to combined fixed charges and preferred stock dividends (5):
Excluding interest on deposits	1.44	1.61	1.72	1.74	1.64	1.65	1.76
Including interest on deposits	1.23	1.28	1.29	1.34	1.26	1.33	1.37

(1)	For information concerning reconciliation between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP and a discussion of the significant U.S. GAAP adjustments to net income and stockholders’ equity, see Note 16 to our interim consolidated financial statements.

(2)	As of the end of each period. The book value of our treasury stock has been deducted from stockholders’ equity.

(3)	Per share data have been calculated on the basis of the weighted average number of our shares outstanding in the relevant period, including treasury stock.

(4)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(5)	For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income from continuing operations before taxation and minority interest, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year. Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 all payments from preferred securities are accounted for as interest expenses and consequently this ratio is not necessary. (For details of the different accounting treatment given to preferred securities under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP see Notes 16.2 and 16.6.g to our interim consolidated financial statements).
     Exchange Rates
     Fluctuations in the exchange rate between euros and dollars have affected the dollar equivalent of the share prices on Spanish Stock Exchanges and, as a result, are likely to affect the dollar market price of our American Depositary Shares, or ADSs, in the United States. In addition, dividends paid to the depositary of the ADSs are denominated in euros and fluctuations in the exchange rate affect the dollar conversion by the depositary of cash dividends paid on the shares to the holders of the ADSs. Fluctuations in the exchange rate of euros against other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses.
     The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate as announced by the Federal Reserve Bank of New York for the dates and periods indicated.

	Rate During Period
	Period End	Average Rate(1)
Calendar Period	($)	($)
2003	1.2597	1.411
2004	1.3538	1.2478
2005	1.1842	1.2449
2006	1.3197	1.2661
2007	1.4603	1.3797

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
Last six months	High $	Low $
2008
May	1.5784	1.5370
June	1.5749	1.5368
July	1.5923	1.5559
August	1.5569	1.4660
September	1.4737	1.3939
October (through October 21, 2008)	1.4058	1.3102
     On October 21, 2008, the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate, was $1.3102.
     For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements included in our 2007 Form 20-F.

Item 2
Selected Statistical Information
     The following tables show our selected statistical information.
Average Balance Sheets and Interest Rates
     The following tables show, by domicile of customer, our average balances and interest rates for the six months ended June 30, 2007 and 2008.
     You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in light of the following observations:
•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•	We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement;

•	We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which reflect such netting. See Note 2 to our consolidated financial statements in our 2007 Form 20-F for a discussion of our accounting policies for hedging activities; and

•	All average data have been calculated using month-end balances, which is not significantly different than having used daily averages.
     As stated above under “Presentation of Financial and Other Information”, on November 12, 2004, we completed the acquisition of Abbey. For consolidation purposes, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for 2004. Therefore, 2005 is the first year to reflect the full impact of the acquisition of Abbey.
     As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2005, 2006 and 2007 and for the six months ended June 30, 2007 and 2008 under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Data for earlier years has been prepared under previous Spanish GAAP, which is not comparable to data prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

			Six Months Ended June 30,
		2008			2007
Average Balance Sheet - Assets and Interest Income	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
		(in thousand of Euros, except percentages)
ASSETS

Cash and due from central banks
Domestic	4,398,404	74,799	3.40%	2,926,029	48,949	3.35%
International	16,524,680	235,416	2.85%	14,088,183	194,808	2.77%

	20,923,084	310,215	2.97%	17,014,212	243,757	2.87%

Due from credit entities
Domestic	9,813,026	273,214	5.57%	9,149,616	176,188	3.85%
International	50,859,112	1,178,604	4.63%	59,538,526	1,228,487	4.13%

	60,672,138	1,451,818	4.79%	68,688,142	1,404,675	4.09%

Loans and credits
Domestic	230,480,908	6,845,326	5.94%	206,716,959	5,259,033	5.09%
International	326,587,822	12,508,134	7.66%	328,432,248	11,176,314	6.81%

	557,068,730	19,353,460	6.95%	535,149,207	16,435,347	6.14%

Debt securities
Domestic	24,661,559	467,523	3.79%	18,415,362	323,727	3.52%
International	72,625,091	1,503,171	4.14%	92,890,043	1,667,457	3.59%

	97,286,650	1,970,694	4.05%	111,305,405	1,991,184	3.58%

Income from hedging operations
Domestic		310,688			270,982
International		907,487			904,023

		1,218,175			1,175,005

Other interest earning assets (*)
Domestic	41,885,180	456,812	2.18%	28,546,203	392,005	2.75%
International	26,852,462	147,465	1.10%	22,701,586	78,182	0.69%

	68,737,642	604,277	1.76%	51,247,789	470,187	1.83%

Total interest-earning assets
Domestic	311,239,077	8,428,362	5.42%	265,754,169	6,470,884	4.87%
International	493,449,167	16,480,277	6.68%	517,650,586	15,249,271	5.89%

	804,688,244	24,908,639	6.19%	783,404,755	21,720,155	5.55%

Investments in equity securities
Domestic	2,733,433			2,503,866
International	13,412,907			2,460,157

	16,146,340			4,964,023

Investments in affiliated companies
Domestic	313,972,510	8,428,362	5.37%	268,258,035	6,470,884	4.82%
International	506,862,074	16,480,277	6.50%	520,110,743	15,249,271	5.86%

	820,834,584	24,908,639	6.07%	788,368,778	21,720,155	5.51%

Total earning assets
Domestic	59,563,356			52,794,746
International	14,751,833			16,277,970

	74,315,189			69,072,716

Other assets	—			129,727
	—			916,193

Assets from discontinued operations	—			1,045,920

Total average assets	895,149,773	24,908,639	5.57%	858,487,414	21,720,155	5.06%

(*) Includes “Other financial assets” and “Insurance contracts linked to pensions” as stated in our consolidated financial statements.

			Six Months Ended June 30,
	2008			2007
Average Balance Sheet - Liabilities and Interest Expense	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
		(in thousand of Euros, except percentages)
LIABILITY AND STOCKHOLDERS EQUITY

Due to credit entities
Domestic	18,033,619	361,838	4.01%	14,718,530	325,322	4.42%
International	84,877,224	1,468,772	3.46%	99,917,600	1,452,002	2.91%

	102,910,843	1,830,610	3.56%	114,636,130	1,777,324	3.10%

Customers deposits
Domestic	116,285,521	1,853,912	3.19%	109,740,659	1,771,824	3.23%
International	223,043,033	4,530,970	4.06%	217,589,666	4,430,991	4.07%

	339,328,554	6,384,882	3.76%	327,330,325	6,202,815	3.79%

Marketable debt securities
Domestic	141,338,377	3,118,076	4.41%	112,686,702	2,013,773	3.57%
International	96,020,076	1,947,781	4.06%	108,046,199	1,833,290	3.39%

	237,358,453	5,065,857	4.27%	220,732,901	3,847,063	3.49%

Subordinated debt
Domestic	20,451,104	549,753	5.38%	14,795,261	358,410	4.84%
International	15,120,105	573,039	7.58%	17,779,488	644,245	7.25%

	35,571,209	1,122,792	6.31%	32,574,749	1,002,655	6.16%

Other interest bearing liabilities
Domestic	50,355,728	263,516	1.05%	38,773,688	272,425	1.41%
International	31,644,144	89,778	0.57%	36,358,640	109,321	0.60%

	81,999,872	353,294	0.86%	75,132,328	381,746	1.02%

Expenses from hedging operations
Domestic		597,204			126,420
International		1,073,515			960,996

		1,670,719			1,087,416

Total interest-bearing liabilities
Domestic	346,464,349	6,744,299	3.89%	290,714,840	4,868,174	3.35%
International	450,704,582	9,683,855	4.30%	479,691,593	9,430,845	3.93%

	797,168,931	16,428,154	4.12%	770,406,433	14,299,019	3.71%

Other liabilities	42,231,677			40,462,637
Minority interest	2,356,273			2,164,867
Stockholders’ Equity	53,392,892			44,407,558
Liabilities from discontinued operations	—			1,045,920

Total average Liabilities and Stockholders’ Equity	895,149,773	16,428,154	3.67%	858,487,415	14,299,019	3.33%

(*) In our consolidated financial statements, preferred shares are stated as “Equity having the substance of a financial liability”.

Changes in Net Interest Income—Volume and Rate Analysis
The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2008 compared to the same period of 2007. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.

		EU - IFRS (*)
	Six Months Ended June 30, 2008/2007
	Increase (Decrease) due to changes in
Volume and rate analysis	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar revenues

Cash and due from central banks
Domestic	24,387	1,463	25,850
International	29,337	11,271	40,608

	53,724	12,734	66,458

Due from credit entities
Domestic	(60,347)	157,373	97,026
International	(347,576)	297,693	(49,883)

	(407,923)	455,066	47,143

Loans and credits
Domestic	(170,801)	1,757,094	1,586,293
International	(1,459,854)	2,791,674	1,331,820

	(1,630,655)	4,548,768	2,918,113

Debt securities
Domestic	94,075	49,721	143,796
International	(675,181)	510,895	(164,286)

	(581,106)	560,616	(20,490)

Other interest earning assets
Domestic	227,520	(162,713)	64,807
International	(23,794)	93,077	69,283

	203,726	(69,636)	134,090

Total interest-earning assets
Domestic	114,834	1,802,938	1,917,772
International	(2,477,068)	3,704,610	1,227,542

	(2,362,234)	5,507,548	3,145,314

Investments in equity securities
Domestic	—	—	—
International	—	—	—

	—	—	—

Total earning assets without hedging operations
Domestic	114,834	1,802,938	1,917,772
International	(2,477,068)	3,704,610	1,227,542

	(2,362,234)	5,507,548	3,145,314

Income from hedging operations
Domestic	39,706	—	39,706
International	3,464	—	3,464

	43,170	—	43,170

Total earning assets
Domestic	154,540	1,802,938	1,957,478
International	(2,473,604)	3,704,610	1,231,006

	(2,319,064)	5,507,548	3,188,484

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

		EU - IFRS (*)
	Six Months Ended June 30, 2008/2007
	Increase (Decrease) due to changes in
Volume and rate analysis	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar expenses
Due to credit entities
Domestic	96,862	(60,346)	36,516
International	(532,777)	549,547	16,770

	(435,915)	489,201	53,286

Customers deposits
Domestic	125,984	(43,896)	82,088
International	121,738	(21,759)	99,979

	247,722	(65,655)	182,067

Marketable debt securities
Domestic	157,735	946,568	1,104,303
International	(609,419)	723,910	114,491

	(451,684)	1,670,478	1,218,794

Subordinated debt
Domestic	111,449	79,894	191,343
International	(129,878)	58,672	(71,206)

	(18,429)	138,566	120,137

Equity having the substance of a financial liability
Domestic	130,676	(139,585)	(8,909)
International	(8,635)	(10,908)	(19,543)

	122,041	(150,493)	(28,452)

Other interest bearing liabilities
Domestic	622,706	782,635	1,405,341
International	(1,158,971)	1,299,462	140,491

	(536,265)	2,082,097	1,545,832

Total interest-bearing liabilities without hedging operations
Domestic	622,706	782,635	1,405,341
International	(1,158,971)	1,299,462	140,491

	(536,265)	2,082,097	1,545,832

Expenses from hedging operations
Domestic	470,784	—	470,784
International	112,519	—	112,519

	583,303	—	583,303

Total interest-bearing liabilities
Domestic	1,093,490	782,635	1,876,125
International	(1,046,452)	1,299,462	253,010

	47,038	2,082,097	2,129,135

(*) The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Assets
Earning Assets—Yield Spread
     The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	EU - IFRS (*)
	Six Months Ended June 30,
Earning Assets - Yield Spread	2008	2007
	(in thousands of euros, except percentages)
Average earning assets
Domestic	313,972,510	268,258,035
International	506,862,074	520,110,743

	820,834,584	788,368,778

Interest and dividends on equity securities (1)
Domestic	8,428,362	6,470,884
International	16,480,277	15,249,271

	24,908,639	21,720,155

Net interest income
Domestic	1,684,063	1,602,710
International	6,796,422	5,818,426

	8,480,485	7,421,136

Gross yield (annualized) (2)
Domestic	5.37%	4.82%
International	6.50%	5.86%

	6.07%	5.51%

Net yield (annualized) (3)
Domestic	1.07%	1.19%
International	2.68%	2.24%

	2.07%	1.88%

Yield spread (annualized) (4)
Domestic	1.48%	1.47%
International	2.20%	1.93%

	1.95%	1.80%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—Net Interest Income”.

Return on Equity and Assets
     The following table presents our selected financial ratios for the periods indicated.

	EU - IFRS (*)
			Year Ended
	Six Months Ended June 30,		December 31,
	2008	2007	2007
ROA: Return on average total assets (1)	1.12%	1.10%	1.10%
ROE: Return on average stockholders’ equity (1)	18.60%	22.57%	21.91%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (2)	17.88%	17.25%	44.92%
Average stockholders’ equity as a percentage of average total assets	5.68%	4.60%	4.71%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)	Net income and net attributable income for the six months ended June 30, 2008 and 2007 have been annualized by doubling the first half year figures. Net income and net attributable income for the first half of any year are not necessarily indicative of the results for that full year.

(2)	Dividend information for the six months ended June 30, 2008 and 2007 is not comparable to year-end information because the interim figures include only the first quarterly interim dividend (announced during the first six months of the year) whereas the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Dividend Policy” in our 2007 Form 20-F.
Interest-Earning Assets
     The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	EU - IFRS (*)
	Six Months Ended June 30,
Interest earning assets	2008	2007
Cash and due from Central Banks
Domestic	0.54%	0.37%
International	2.05%	1.80%

	2.59%	2.17%

Due from credit entities
Domestic	1.22%	1.17%
International	6.32%	7.60%

	7.54%	8.77%

Loans and credits
Domestic	28.64%	26.39%
International	40.59%	41.92%

	69.23%	68.31%

Debt securities
Domestic	3.06%	2.35%
International	9.03%	11.86%

	12.09%	14.21%

Other interest earning assets
Domestic	5.21%	3.64%
International	3.34%	2.90%

	8.55%	6.54%

Total interest-earning assets
Domestic	38.67%	33.92%
International	61.33%	66.08%

	100.00%	100.00%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Classified Assets
Movements in Allowances for Credit Losses
     The following table analyzes movements in our allowances for credit losses and movements, by domicile of customer, for the periods indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects—Results of operations for Santander—Impairment Losses (net)”.

			EU - IFRS (*)
	Year Ended December 31,			Six Months Ended June 30,
	2007	2006	2005	2008	2007
		(in thousands of euros)
Allowance for credit losses at beginning of period
Borrowers in Spain	4,318,320	3,664,349	2,836,564	4,512,000	4,318,320
Borrowers outside Spain	3,969,808	4,092,326	4,160,864	4,284,371	3,969,808

Total	8,288,128	7,756,675	6,997,428	8,796,371	8,288,128

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	7,356	164,530	4,006	275	1,723

Total	7,356	164,530	4,006	275	1,723

Recoveries of loans previously charged off (1)
Borrowers in Spain	148,849	123,566	105,800	76,359	72,256
Borrowers outside Spain	475,371	428,040	381,217	244,029	271,959

Total	624,220	551,606	487,017	320,387	344,215

Net provisions for credit losses (1)
Borrowers in Spain	658,989	793,898	746,519	603,676	198,537
Borrowers outside Spain	2,837,069	1,689,964	1,001,381	1,895,954	1,311,513

Total	3,496,058	2,483,862	1,747,900	2,499,631	1,510,050

Charge offs against credit loss allowance
Borrowers in Spain	(573,787)	(269,559)	(226,036)	(184,546)	(185,206)
Borrowers outside Spain	(2,746,375)	(2,100,306)	(1,293,458)	(1,695,613)	(1,173,490)

Total	(3,320,162)	(2,369,865)	(1,519,494)	(1,880,158)	(1,358,696)

Other movements (2)	(299,229)	(298,680)	39,818	(115,734)	(51,184)

Allowance for credit losses at end of period
Borrowers in Spain	4,512,000	4,318,320	3,664,349	5,019,097	4,479,544
Borrowers outside Spain	4,284,371	3,969,808	4,092,326	4,601,674	4,254,692

Total	8,796,371	8,288,128	7,756,675	9,620,772	8,734,236

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(1)	We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(2)	The shift in “Other Movements” from 2005 to 2006 principally reflects foreign exchange differences.

     The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	EU - IFRS (*)
	Year Ended December 31,			Six Months Ended June 30,
	2007	2006	2005	2008	2007
	(in thousands of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, Industrial	32,045	37,879	51,649	16,821	17,757
Real estate-construction	10,718	5,646	140	3,282	3,605
Real estate-mortgage	17,644	11,249	5,226	4,415	12,149
Installment loans to individuals	70,082	59,726	32,303	47,799	33,764
Lease finance	4,517	5,023	2,903	4,037	2,075
Other	13,844	4,043	13,579	6	2,906

Total Borrowers in Spain	148,849	123,566	105,800	76,359	72,256
Borrowers outside Spain
Government and official institutions	8	1,126	1	—	10
Bank and other financial institutions	2,735	21	1,691	1	2,611
Commercial and industrial	397,126	299,302	292,279	200,412	212,046
Mortgage loans	30,360	7,751	3,468	16,677	28,070
Other	45,141	119,840	83,778	26,939	29,221
Borrowers outside Spain	475,371	428,040	381,217	244,029	271,959

Total	624,220	551,606	487,017	320,387	344,215
Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, Industrial	(278,356)	405,914	296,879	160,942	(159,924)
Real estate-construction	240,462	20,430	49,925	83,750	16,182
Real estate-mortgage	298,645	96,209	62,526	105,014	145,059
Installment loans to individuals	383,582	278,223	161,027	237,150	183,484
Lease finance	16,038	55,894	19,838	19,674	10,503
Other	(1,383)	(62,772)	156,324	(2,855)	3,233

Total Borrowers in Spain	658,989	793,898	746,519	603,676	198,537
Borrowers outside Spain
Government and official institutions	(1,797)	2,035	16,836	(871)	(852)
Bank and other financial institutions	(35,598)	72,479	1,698	(10,881)	(108,299)
Commercial and industrial	2,016,115	1,128,005	820,912	1,110,974	763,178
Mortgage loans	237,553	11,612	88,812	99,966	25,396
Other	620,796	475,833	73,123	696,766	632,091
Borrowers outside Spain	2,837,069	1,689,964	1,001,381	1,895,954	1,311,513

Total	3,496,058	2,483,862	1,747,900	2,499,631	1,510,050
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, Industrial	(140,715)	(55,982)	(113,357)	(25,661)	(21,954)
Real estate-construction	(29,466)	(18,911)	(8)	(11,891)	(6,208)
Real estate-mortgage	(11,807)	(7,284)	(14,674)	(40,572)	(4,424)
Installment loans to individuals	(356,532)	(184,218)	(67,554)	(95,580)	(150,602)
Lease finance	(1,344)	(1,775)	(8,007)	(1,151)	(455)
Other	(33,924)	(1,389)	(22,436)	(9,690)	(1,564)

Total Borrowers in Spain	(573,787)	(269,559)	(226,036)	(184,546)	(185,206)
Borrowers outside Spain
Government and official institutions	—	(174)	—	—	—
Bank and other financial institutions	(2,432)	(12,189)	(86)	—	(2,308)
Commercial and industrial	(1,969,576)	(1,333,617)	(1,120,180)	(1,112,725)	(765,341)
Mortgage loans	(6,693)	(46,603)	(30,562)	58	(1,352)
Other	(767,674)	(707,723)	(142,630)	(582,946)	(404,489)
Borrowers outside Spain	(2,746,375)	(2,100,306)	(1,293,458)	(1,695,613)	(1,173,490)

Total	(3,320,162)	(2,369,865)	(1,519,494)	(1,880,158)	(1,358,696)

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Allowances for Credit Losses

			EU - IFRS (*)
	As of December 31,
	2007	%	2006	%	2005	%
		(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,058,128	23.40	2,302,546	27.78	2,056,003	26.51
Real estate-construction	475,907	5.41	267,771	3.23	270,369	3.49
Real estate-mortgage	805,437	9.16	457,132	5.52	243,335	3.14
Installment loans to individuals	926,917	10.54	889,283	10.53	612,564	7.90
Lease finance	162,405	1.85	166,542	2.01	98,830	1.27
Other	83,207	0.95	235,046	2.84	383,248	4.94

Total Borrowers in Spain	4,512,000	51.29	4,318,320	52.10	3,664,349	47.24
Borrowers outside Spain:
Government and official institutions	25,650	0.29	30,054	0.36	41,302	0.53
Bank and other financial institutions	101,387	1.15	149,729	1.81	68,122	0.88
Commercial and industrial	2,762,325	31.40	2,670,075	32.22	3,413,736	44.01
Mortgage loans	1,354,866	15.40	831,972	10.04	363,980	4.69
Other	40,142	0.46	287,978	3.47	205,186	2.65

Total borrowers outside Spain	4,284,371	48.71	3,969,808	47.90	4,092,326	52.76

Total	8,796,371	100.00	8,288,128	100.00	7,756,675	100.00

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Allowances for Credit Losses

		EU - IFRS (*)
	As of June 30,
	2008	%	2007	%
	(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,003,869	20.83	2,328,101	26.65
Real estate-construction	578,518	6.01	306,215	3.51
Real estate-mortgage	1,055,837	10.97	717,241	8.21
Installment loans to individuals	1,181,122	12.28	848,335	9.71
Lease finance	114,073	1.19	175,617	20.01
Other	85,678	0.89	104,035	1.19

Total Borrowers in Spain	5,019,097	52.17	4,479,544	51.29
Borrowers outside Spain:
Government and official institutions	24,474	0.25	29,491	0.34
Bank and other financial institutions	92,457	0.96	40,908	0.47
Commercial and industrial	3,390,378	35.24	3,367,127	38.55
Mortgage loans	596,984	6.21	365,312	4.18
Other	497,382	5.17	451,854	5.17

Total borrowers outside Spain	4,601,674	47.83	4,254,692	48.71

Total	9,620,772	100.00	8,734,236	100.00
Impaired Assets
     The following tables show our impaired assets, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

			EU - IFRS (*)
	At December 31,			At June 30,
Non-performing assets	2007	2006	2005	2008	2007
		(in thousands of euros, except percentages)
Past-due and other non-performing assets (1) (2) (3):
Domestic	1,887,167	1,288,857	1,110,784	3,515,763	1,453,628
International	4,291,488	3,318,690	3,230,716	5,087,853	3,900,013

Total	6,178,655	4,607,547	4,341,500	8,603,616	5,353,641

Non-performing loans as a percentage of total loans	1.06%	0.86%	0.97%	1.48%	0.95%

Net loan charge-offs as a percentage of total loans	0.46%	0.34%	0.23%	0.27%	0.18%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(1)	We estimate that the total amount of our non-performing assets fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €1,302.6 million, €1,206.5 million and €1,582.0 million at December 31, 2005, 2006 and 2007 respectively and €1,409.9 million and €1,696.1 million at June 30, 2007 and 2008, respectively.

(2)	Non-performing assets due to country risk were €121.1, €83.0 million and €6.7 million at December 31, 2005, 2006 and 2007, respectively and €72.0 million and € 5.8 million at June 30, 2007 and 2008, respectively.

(3)	We estimate that (i) at December 31, 2005, 2006 and 2007 the total amount of our non-performing past-due assets was €3,367.1 million, €3,841.2 million and 4,918.2 million, respectively and €4,144.2 million and €6,936.5 million at June 30, 2007 and 2008 respectively, and that (ii) at December 31, 2005, 2006 and 2007 the total amount of our other non-performing assets was €974.4 million, €766.3 million and €1,260.5 million, respectively and €1,209.4 million and €1,667.1 million at June 30, 2007 and 2008 respectively.
     We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2008 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
Evolution of Impaired Assets
     The following table shows the movement in our impaired assets (excluding country-risk, see “—Country-Risk Outstandings”).

	EU - IFRS (*)
	Year ended
(in thousands of euros)	December 31,		Quarter ended
	2005	2006	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008
Opening balance	4,114,691	4,341,500	4,936,052	5,353,641	5,737,934	6,178,655	7,148,069
Net additions	1,737,692	2,635,912	1,046,786	1,255,895	1,530,586	1,853,853	2,451,266
Writeoffs	(1,510,883)	(2,369,865)	(629,197)	(871,602)	(1,089,865)	(884,439)	(995,719)

Closing balance (1)	4,341,500	4,607,547	5,353,641	5,737,934	6,178,655	7,148,069	8,603,616

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(1)	Non-performing assets due to country-risk were €121.1 million, €83.0 million and €6.7 million at December 31, 2005, 2006 and 2007 respectively, and €72.0 million and €5.8 million at June 30, 2007 and 2008, respectively.

Impaired Asset Ratios
     The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio.

	EU - IFRS (*)
	At December 31,			At June 30,
	2007	2006	2005	2008	2007
		(in thousands of euros, except percentages)
Computable credit risk (1)	649,342,484	588,372,837	489,662,040	642,190,754	648,248,358

Non-performing assets
Mortgage loans	1,843,628	1,364,317	1,209,137	2,408,444	1,492,561
Other	4,335,027	3,243,230	3,132,363	6,195,172	3,861,080

Total non performing assets	6,178,655	4,607,547	4,341,500	8,603,616	5,353,641

Allowances for non-performing assets	9,302,230	8,626,937	7,902,225	10,212,408	9,056,109

Ratios
Non-performing assets to computable credit risk	0.95%	0.78%	0.89%	1.34%	0.83%
Coverage ratio (2)	150.55%	187.23%	182.02%	118.70%	169.16%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country-risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing assets as a percentage of non-performing assets.
Country-Risk Outstandings
     The following table sets forth our country-risk outstandings with third parties belonging to countries classified in groups 3, 4, 5 and 6 for the periods shown (See “Item 4. Information on the Company-B. Business Overview—Bank of Spain Classification Requirements—Country-Risk Outstandings” in our 2007 Form 20-F).

		EU - IFRS (*)
	As of December 31,			As of June 30,
	2007	2006	2005	2008	2007
		(in millions of euros)
Risk (gross)	844.5	899.1	668.1	895.4	923.3
Provisions	124.0	233.5	313.0	114.1	261.0

Risk (net)	720.5	665.6	355.1	781.3	662.3

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Other Non-Accruing Assets
     As described under “Item 4. Information on the Company-B. Business Overview—Bank of Spain Classification Requirements—Country-Risk Outstandings” in our 2007 Form 20-F, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired assets. However, as described under “Item 4. Information on the Company-B. Business Overview —Bank of Spain Allowances for Credit Losses and Country-Risk Requirements—Allowances for Country-Risk” and “—Non-Accrual of Interest Requirements” in our 2007 Form 20-F, the Bank of Spain requires us to account for such loans on a cash basis (non-accruing) and to set aside certain allowances for such loans. We treat category 5 (doubtful countries) country-risk outstandings as both non-accruing and impaired assets. Total other non-accruing assets at December 31, 2005, 2006 and 2007 were €626.5 million, €874.5 million and €893.6 million, respectively and at June 30, 2007 and 2008 were €966.5 million and €939.5 million, respectively.

	EU - IFRS (*)
Summary of non-accrual assets	As of December 31,			As of June 30,
	2007	2006	2005	2008	2007
		(in millions of euros)
Assets classified as Non Performing Assets	6,178.7	4,607.5	4,341.5	8,603.6	5,353.6
Non Performing Assets due to country-risk	6.7	23.7	40.3	5.8	72.0
Other assets on non-accrual status due to country-risk	893.6	874.5	626.5	939.5	966.5

Total non-accruing assets	7,078.9	5,505.7	5,008.3	9,549.0	6,392.1

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
     Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 we do not have any loans past-due 90 days or more that are accruing interest.
     As of December 31, 2005, 2006 and 2007, the amounts of “restructured loans”, none of which were classified as non-performing, were €322.4 million, €403.0 million and €465.2 million, and at June 30, 2007 and 2008, €477.8 and €530.8 million, respectively.
Foreclosed Assets
     The table below sets forth the movements in our foreclosed assets for the periods shown.

	EU - IFRS (*)
	Total Year	Quarterly movements				Total Year	Six Months Ended
	Dec. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007	Dec. 31, 2007	June 30, 2007	June 30, 2008
			(in thousands of euros, except percentages)
Opening balance	408,042	408,450	410,830	414,016	428,805	408,450	408,450	494,567
Foreclosures	639,808	182,050	185,446	199,069	284,587	851,152	367,496	567,670
Sales	(639,400)	(179,670)	(182,260)	(184,280)	(218,825)	(765,035)	(361,930)	(376,595)
Gross foreclosed assets	408,450	410,830	414,016	428,805	494,567	494,567	414,016	685,642
Allowances established	129,611	129,447	117,926	116,501	111,026	111,026	117,926	131,458
Allowance as a percentage of foreclosed assets	31.73%	31.51%	28.48%	27.17%	22.45%	22.45%	28.48%	19.17%
Closing balance (net)	278,839	281,383	296,090	312,304	383,541	383,541	296,090	554,184

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Item 3
Operating and Financial Review and Prospects
A. Operating results
     We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2008. You should read this discussion in connection with, and it is qualified in its entirety by reference to, the consolidated financial statements included in the F-pages of this report. On January 1, 2005, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 came into effect in Spain. As a result, our financial statements for the six month periods ended June 30, 2007 and 2008 have been prepared according to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and taking into account the financial statement models contained in Spanish National Securities Market Commission (CNMV) Circular 1/2008. We have identified the significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP in Note 16 to our interim consolidated financial statements included in the F-pages of this report. Note 16 also includes reconciliations to U.S. GAAP of net income and stockholders’ equity as reported in our interim consolidated financial statements. Note 13 to our interim consolidated financial statements includes financial information for our main business segments.
General
     We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management and insurance businesses.
     Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities with such securities and derivatives, by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.
     Another source of income are the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.
     In addition, an occasional source of income comes from the capital gains we can make from the selling of our holdings in Group companies and associates.
2008 overview
     The downturn of the global economy is much deeper than expected and is likely to continue that way in 2009. This is due to two simultaneous shocks eroding growth: on the one hand, the surge in raw material prices which is beginning to drop sharply after reaching highs in July and, on the other, financial turmoil, particularly in September.
     Financial turbulence intensified liquidity tensions in the markets and exposed the weakness of some financial entities which were subsequently subject to government intervention and/or government-brokered acquisition by other entities. The rescue plans and support for the financial sector in the US and Europe to provide liquidity and recapitalisation should help to stabilize the markets and contribute to a slow and gradual economic recovery.
     The growth of the US economy for the rest of this year and early 2009 is expected to be close to zero (2% in the first half of 2008). The U.S. Federal Reserve’s half a point rate cut (to 1.5%) in October in a coordinated move with the main central banks is aimed at stimulating a recovery.
     Latin America has one of the best profiles in the current environment, with GDP growth of more than 4%, although this is lower than in previous years because of the global slowdown and the region’s tighter monetary policies. This tendency is countering the still high inflationary pressures, decreasing the probability of new interest rates hikes, except in Brazil. Exchange rates are consolidating their depreciation trend in a scenario of strong volatility, as a result of the fall in raw material prices, the future softening of monetary policy and a lower surplus on the balance of payments.
     The Euro zone economy is decelerating at a brisk pace (Q2:-0.7% annualized vs. +3.2% in Q1) and this will continue next year. Coupled with more stable raw material prices, inflation could fall to around 1% by the middle of

2009. This enabled the European Central Bank in October to begin to cut its repo rate (from 4.25% to 3.75%) and it will likely continue to do so. The euro, meanwhile, reached a more moderate level against the dollar and remained stable against sterling.
     In Spain, the property market slump and the adverse international environment have intensified the slowdown (+0.6% annualised in Q2 vs. 1.4% in Q1) more than expected. Inflation, after reaching 5.3% in July, could dip below 3.5% at the end of the year and further ease in 2009.
     As part of the European Union’s coordinated strategy, the Spanish Government approved a package of measures to reactivate the banking sector. Deposits are guaranteed up to €100,000 per depositor and bank, a financing line has been put in place under which the government will buy up to €50,000 million of banks’ high quality assets and the government will provide up to €100,000 million of guarantees for new debt issued by banks.
     The UK economy has also lost steam (Q2:+0.2% annualized; Q1:+1.1%), and is expected to continue to do so in coming quarters. This will ease the pressure on inflation, though it will still remain well above the target (more than 4% at the end of the year). Despite this, the Bank of England shaved half a point off the base rate in October to 4.5% with further cuts expected.
Results of Operations for Grupo Santander
Summary
     Profit attributed to the Group as reported in our interim consolidated financial statements for the first half of 2008 was €4,730.3 million, a 6.1% or €271.9 million increase from €4,458.4 million for the same period in 2007. This increase was mainly due to increases in net interest income, in gains on financial assets and liabilities and in other operating income which were partially offset by increases in other operating expenses, in impairment losses on financial assets and by a decrease in gains on non-current assets held for sale not classified as discontinued operations.
     Gains on non-current assets held for sale not classified as discontinued operations reflected the capital gains from the sale of our stakes in Intesa Sanpaolo and Banco Portugués do Investimento in June 2007.
Net Interest Income
     Net interest income was €8,480.5 million for the first half of 2008, a 14.3% or €1,059.3 million increase from €7,421.1 million for the same period in 2007.
     The €1,059.3 million increase in net interest income was due to the improvement in customer spreads (€3,425.5 million), while business volumes decreased in most units (€-2,366.1 million).
     Average total earning assets were €820,834.6 million for the first half of 2008, a 4.1% or €32,465.8 million increase from €788,368.8 million for the same period in 2007. This increase was due to an increase of €45,714.5 million in the average balances of our domestic total earning assets (mainly due to an increase of €23,763.9 million in the average balances of our domestic loans and credits portfolio, an increase of €6,246.2 million in the average balances of our debt securities portfolio and an increase of €13,339.0 million in other interest earning assets -mainly derivatives-) partially offset by a decrease of 13,248.7 million in the average balance of our international total earning assets (mainly due to a decrease of €20,265.0 million in the average balances of our international debt securities portfolio and a decrease of €8,679.4 million in the average balances due from credit entities partially offset by an increase of €4,150.9 million of our other interest earning assets).
     Total gross lending stood at €572,624 million at June 30, 2008, 2.0% more compared to June 30, 2007. Lending to other resident sectors increased 9.4%, with secured loans up 6.1% and the rest of credits 18.3%, reflecting the good performance of balances with individual customers and SMEs, and commercial bills declined 8.4%. Loans to the non-resident sector dropped 2.8%, clearly affected by exchange rates (around 10 percentage points).
     Continental Europe’s total lending increased 10%. In Spain, the Santander Branch Network’s loans grew 6% and Banesto’s 11%, with lower growth in mortgages and the best performance in credits to SMEs and businesses. Santander Consumer Finance’s credit grew 13% year-on-year and Portugal’s 10%.
     The UK’s balances were 13% lower in euros, hit by sterling’s depreciation (-15%) and the lower activity in short-term markets. Excluding these effects, mortgage growth was 13%, while personal loans, with a very low share of total lending in line with the Group’s strategy set several quarters ago, declined 20%.

     Latin America’s lending increased 9% in euros and around 20% in local currency (+21% in Brazil, +16% in Mexico and +21% in Chile).
     Lending in the second quarter of 2008 was 3.4% higher than in the first quarter of 2008, with no exchange rate impact.
     At the end of June, Continental Europe accounted for 57% of the Group’s total lending, the UK for 31% and Latin America 12%.
     Our overall annualized yield spread increased from 1.80% in the first six months of 2007 to 1.95% in the same period of 2008. Domestic annualized yield spread increased from 1.47% in the first six months of 2007 to 1.48% in the same period of 2008. International annualized yield spread increased from 1.93% in the first six months of 2007 to 2.20% in the same period of 2008. In general, spreads improved during the period in all areas due to the focus on profitability rather than volume.
Income from equity instruments
     Income from equity instruments was €318.8 million for the first half of 2008, a 10.6% or €30.6 million increase from €288.2 million for the same period in 2007.
Share of results of entities accounted for using the equity method
     Share of results of entities accounted for using the equity method was €614.0 million for the first half of 2008, a 284.2% or €454.2 million increase from €159.8 million for the same period in 2007.
     The €454.2 million increase is mainly due to the contribution of RFS Holdings B.V. (see Item 4. Information on the Company-A.History and development of the company-Principal Capital Expenditures and Divestitures- Acquisitions, Dispositions, Reorganizations- ABN AMRO Holding N.V. (“ABN AMRO”) in our 2007 Form 20-F).
     The entities providing the largest portions of the contributions in the first half of 2008 and 2007 include the following:

	Percent owned		Contributions to Net Income (1)
Investment	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
		(in thousands of euros, except percentages)
RFS Holdings B.V	27.9%	—	477,173	—
CEPSA	31.6%	30.6%	72,259	102,499
Sovereign Bancorp	24.4%	24.5%	37,841	34,604
Attijariwafa Bank Société Anonyme	14.5%	14.5%	20,888	16,028

(1)	Contributions to income from companies accounted for by the equity method include dividends.
Net Fees and Commissions
     Net fees and commissions were €4,128.0 million for the first half of 2008, a 1.9% or €78.7 million increase from €4,049.2 million for the same period in 2007.

     Net fees and commissions for the first half of 2008 and 2007 were as follows:

	Six Months Ended June 30,		Amount	%
	2008	2007	Change	Change
	(in millions of euros, except percentages)
Commissions for services	2,012.8	1,792.7	220.1	12.3
Credit and debit cards	451.6	387.1	64.4	16.6
Account management	286.1	281.2	5.0	1.8
Bill discounting	136.7	110.1	26.6	24.2
Guarantees and other contingent liabilities	182.0	173.9	8.1	4.7
Other operations	956.4	840.4	116.0	13.8
Mutual and pension funds	794.9	950.8	(156.0)	(16.4)
Securities services	376.1	553.0	(176.9)	(32.0)
Insurance	944.2	752.7	191.5	25.4

Total net fees and commissions	4,128.0	4,049.2	78.7	1.9
     This moderate growth was due to an increase in fees from services (+12.3%) offset in part on the one hand, by the fall in fee income from mutual and pension funds, and, on the other, by lower revenues from the wholesale banking business. Of note were fees from cards and commercial bills. Insurance fees also performed well (+25.4%).
     Continental Europe’s net fee income and insurance revenue dropped 2.7% because of the two aforementioned negative effects, the UK’s only rose 1.9% in sterling, affected by regulatory changes that are impacting the whole of the British financial system, and Latin America’s, excluding the exchange rate impact, rose 20.3% (strong growth in all lines).
     Average balances of mutual funds under management in Spain decreased 24.2% from €71.6 billion in the first half of 2007 to €54.3 billion in the same period of 2008, mainly due to fund redemptions, which were in line with redemptions nationwide, and decreases in the value of funds under management, which were in line with overall market performance, as well as the impact of exchange rate movements. Our average balances of mutual funds under management were also affected by our successful objective of selling a significant portion of our placement of €7 billion of Valores Santander, which were booked as shareholders’ funds, through our Spanish branch network in September 2007, which resulted in fewer mutual funds being sold during that time. Average balances of mutual funds abroad decreased by 0.5% from €56.8 billion in the first half of 2007 to €56.5 billion in the same period of 2008, mainly due to the impact from the depreciation of the dollar, sterling and the main Latin American currencies except the Brazilian real against the euro.
     Average balances of pension funds in Spain increased by 2.0% from €10.0 billion in the first half of 2007 to €10.2 billion in the same period of 2008. Average balances of pension funds abroad decreased by 93.1% from €20.3 billion in the first half of 2007 to €1.4 billion in the same period of 2008 mainly due to the sale of pension fund management institutions in Latin America.
Gains (Losses) on Financial Assets and Liabilities and Exchange Differences
     Net gains on financial assets and liabilities were €1,660.5 million for the first half of 2008, a 45.9% or €522.7 million increase from €1,137.8 million for the same period in 2007. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of available for sale financial assets and liquidation of our corresponding hedge or other derivative positions.
     These higher gains were due to the good performance of all operating areas and the larger contribution from the euro/dollar and euro/sterling positions within Financial Management and Equity Stakes.
     Exchange differences were €7.8 million for the first half of 2008, a 94.6% or €135.8 million decrease from €143.6 million for the same period in 2007 due to the impact in the operating areas of the depreciation of the dollar, sterling and the main Latin American currencies except the Brazilian real against the euro.
Other Operating Income (Expenses)
     Net other operating income (expenses) generated losses of €117.1 million in the first half of 2008 as compared to losses of €159.4 million in the same period in 2007. Other operating income (expenses) consists mainly of insurance and reinsurance income and payments, sales and income from the provision of non-financial services and other.

General Administrative Expenses
     General administrative expenses were €5,594.8 million for the first half of 2008, a 5.0% or €266.7 million increase from €5,328.1 million for the same period in 2007.
     General administrative expenses for the first half of 2008 and 2007 were as follows:

	Six Months Ended June 30,		Amount	%
	2008	2007	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	3,345.5	3,146.8	198.7	6.3%
Other administrative expenses	2,249.3	2,181.3	68.0	3.1%
Building and premises	558.2	491.4	66.8	13.6%
Advertising	248.0	274.6	(26.6)	(9.7)%
Information technology	242.4	249.4	(7.0)	(2.8)%
Communications	203.7	204.7	(1.0)	(0.5)%
Other expenses	478.9	436.5	42.4	9.7%
Taxes (other than income tax)	132.2	130.3	2.0	1.5%
Per diems and travel expenses	129.3	136.7	(7.5)	(5.5)%
Technical reports	130.9	141.0	(10.1)	(7.2)%
Guard and cash courier services	106.9	98.4	8.5	8.6%
Insurance premiums	18.9	18.3	0.6	3.3%

Total general administrative expenses	5,594.8	5,328.1	266.7	5.0%
     The 5.0% increase in general administrative expenses in the first half of 2008 included a 6.3% increase in personnel expenses and a 3.1% increase in other administrative expenses, a slower pace than the rise in gross operating income and significantly slower than the growth in previous quarters.
     All the retail banking units in Europe and Latin America as well as the global units registered growth in costs consistent with the Group’s disciplined approach and with its ongoing business development plans, as well as meeting the efficiency objectives. The UK’s costs only rose 2.5% in sterling, maintaining an excellent performance.
     The growth differential between gross operating income and expenses was 11.6 percentage points for the whole Group.
Depreciation and Amortization
     Depreciation and amortization was €614.9 million for the first half of 2008, a 1.1% or €6.7 million decrease from €621.5 million for the same period in 2007.
Provisions
     Net provisions were €309.7 million for the first half of 2008, a 2.9% or €9.2 million decrease from €318.9 million for the same period in 2007.
Impairment Losses on Financial Assets (net)
     Impairment losses on financial assets (net) were €2,485.3 million for the first half of 2008, a 64.3% or €973.1 million increase from €1,512.2 million for the same period in 2007.
     Our net impairment for credit losses were €2,499.6 million for the first half of 2008, a 65.5% or €989.6 million increase from €1,510.0 million for the same period in 2007. Most business units registered year-on-year increases because of the growth in lending, the change in the mix of portfolio, a rise in risk premiums in some countries, in line with the market performance and, lastly, the release of specific provisions (Santander Branch Network and Portugal) and generic provisions (Wholesale Banking) in 2007, which were not repeated this year.

     The €989.6 million increase in net impairment losses for loans and receivables reflected a €1,061.8 million increase in specific allowances (€2,660.0 million for the first half of 2008 compared to €1,598.2 million for the first half of 2007), a €64.2 million decrease in general allowances (€162.2 million for the first half of 2008 compared to €226.4 million for the first half of 2007), a €33.0 million decrease in allowances for country-risk (releases of €4.9 million for the first half of 2008 compared to allowances of €28.1 million for the first half of 2007), a €24.8 million decrease in recoveries of loans previously charged-off (€319.4 million for the first half of 2008 compared to €344.2 million for the first half of 2007) and a €0.2 million increase in impairment losses of other assets. (See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements” in our 2007 Form 20-F).
     Our total allowances for credit losses increased by €910.2 million to €10,212.4 million at June 30, 2008, from €9,302.2 million at December 31, 2007.
     Non-performing loans (excluding country-risk) increased by €2,424.9 million to €8,603.6 million at June 30, 2008, compared to €6,178.7 million at December 31, 2007 due to the less favorable macroeconomic environment, the increased volume of loans and the change of mix (mainly in Latin America) towards more profitable products, but with a higher risk premium. Our coverage ratio was 118.7% at June 30, 2008, and 150.5% at December 31, 2007. See “Item 2. Selected Statistical Information—Impaired Asset Ratios”.
Impairment Losses on Other Assets (net)
     Impairment losses on other assets (net) were €17.9 million for the first half of 2008, a 4.8% or €0.9 million decrease from €18.8 million for the same period in 2007.
Gains (Losses) on Disposal of Assets not Classified as Non-Current Assets Held for Sale
     Net gains on disposal of assets not classified as non-current assets held for sale were €57.1 million for the first half of 2008, a €22.0 million increase from €35.1 million for the same period in 2007.
Gains (Losses) on Non-Current Assets Held for Sale not Classified as Discontinued Operations
     Net losses on disposal of non-current assets held for sale not classified as discontinued operations were €28.2 million for the first half of 2008 as compared to gains of €615.2 million for the same period in 2007. In June 2007 the amount reflected the capital gains from the sale of our stakes in Intesa Sanpaolo and Banco Portugués do Investimento.
Income Tax
     The provision for corporate income tax was €1,109.3 million for the first half of 2008, a 9.6% or €117.9 million decrease from €1,227.2 million for the same period in 2007. The effective tax rate was 18.2% for the first half of 2008, and 20.8% for the first half of 2007.
Profit from discontinued operations
     Profit from discontinued operations was €2.6 million for the first half of 2008, a 95.9% or €60.2 million decrease from €62.8 million for the same period in 2007.
     The June 2007 figure included the profits from the pension fund management companies in Latin America which were sold in 2007.
Profit attributed to minority interests
     Profit attributed to minority interests were €261.8 million for the first half of 2008, a 2.5% or €6.6 million decrease from €268.5 million for the same period in 2007.
Net Income Information on U.S. GAAP Basis
     Our consolidated financial statements have been prepared in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 differs in certain significant respects from U.S. GAAP. For a summary of the most significant adjustments required to arrive at net income on U.S. GAAP basis, see Note 16 to our consolidated financial statements.

	Six months ended June 30,
	2008	2007
	(in thousands of euros, except per share data)
As Reported
Net attributable income	4,730,267	4,458,370
Net attributable income per average share (1) (2)	0.71	0.71
U.S. GAAP
Net income	4,882,948	4,272,786
Net income per average share (1) (2)	0.73	0.68

(1)	Based on the average number of shares outstanding in the relevant six-month period.

(2)	Not annualized.
     Results of Operations by Business Areas
     Our results of operations by business areas can be summarized as follows:
     Principal level (geographic):
     Continental Europe

	Continental Europe
	Six Months Ended June 30,		Variations
	2008	2007	Amount	(%)
		(in millions of euros)
Interest income/(charges)	4,606	3,926	680	17.3
Income from equity instruments	131	121	10	8.3
Share of results of entities accounted for using the equity method	1	5	(4)	(80.0)
Net fees and commission income	2,092	2,163	(71)	(3.3)
Gains (losses) on financial transactions	312	498	(186)	(37.3)
Other operating income (expenses)	(120)	(120)	—	—
Gross operating income	7,022	6,593	429	6.5
Personnel expenses	(1,561)	(1,479)	(82)	5.5
Other general expenses	(784)	(737)	(47)	6.4
Depreciation and amortisation	(288)	(272)	(16)	5.9
Impairment losses on financial assets (net)	(1,066)	(660)	(406)	61.5
Provisions (net)	20	77	(57)	(74.0)
Profit/(loss) from operations	3,343	3,522	(179)	(5.1)
Impairment losses on other assets (net)	2	(12)	14	(116.7)
Other income (losses)	(15)	(11)	(4)	36.4
Profit/(loss) before taxes	3,330	3,499	(169)	(4.8)
Income tax	(888)	(973)	85	(8.7)
Profit for the period from continuing operations	2,442	2,526	(84)	(3.3)
Profit from discontinued operations (net)	—	—	—	—
Consolidated profit for the period	2,442	2,526	(84)	(3.3)
Profit for the period attributable to the parent	2,388	2,468	(80)	(3.2)
Profit attributable to minority interests	54	58	(4)	(6.9)

     In the first half of 2008, Continental Europe contributed 54% of the profit attributed to the Group’s operating areas, recording solid contributions from the large units (+13.2% in attributable profit year-on-year), spurred by the networks in Spain (Santander Branch Network+Banesto: +15.8%). For the area as a whole, the year-on-year comparisons were not so good because of lower wholesale banking revenues compared to record ones in the first half of 2007.
     Interest income/(charges) was €4,606 million for the first half of 2008, a 17.3% or €680 million increase from €3,926 million for the same period in 2007. This is mainly due to active management of spreads which partly offset the slowdown in business volumes in line with the market trend. Of note was the Santander Branch Network, whose interest income/(charges) rose 4.4% quarter-on-quarter and 26.3% period-on-period, while Banesto increased 14.0% over June 2007. Santander Consumer Finance’s interest income/(charges) rose 11.8% and Portugal’s 6.5%.

     Net fees and commissions income was €2,092 million for the first half of 2008, a 3.3% or €71 million decrease from €2,163 million for the same period in 2007.
     Gains on financial transactions were 37.3% or €186 million lower, as revenues from large transactions in Portugal were lower than in the same period of 2007.
     Operating expenses (personnel expenses, other general expenses, and depreciation and amortization) grew 5.8% in the first six months, a slower pace than in previous quarters and almost flat in the second quarter.
     Impairment losses on financial assets (net) (+61.5%) reflect the increased cost of credit in Spain as well as in consumer businesses. The NPL ratio increased 0.64 percentage points to 1.43% as of June 30, 2008 from 0.79% a year earlier. The pace of lending slowed down a little, but year-on-year growth was still 10%.
     Profit/(loss) from operations stood at €3,343 million for the first six months of 2008, a 5.1% decrease from €3,522 million in the same period of 2007. The best performing units were Santander Consumer Finance, Santander Branch Network, and Banesto.
     Profit attributed to the Group was €2,388 million, a 3.2% or €80 million decrease from €2,468 million for the same period in 2007. The year-on-year comparison was affected mainly by the wholesale business component, which in the first half of 2007 (especially in the first quarter) generated exceptional results because of the high revenues from trading, large corporate transactions in Spain in the first quarter and the release of provisions (see below the Global Wholesale Banking section). These factors distorted the area’s results in the first half of 2007 and overshadowed the performance of the retail business in Continental Europe in that period.
     United Kingdom (Abbey)

	United Kingdom (Abbey)
	Six Months Ended June 30,		Variations
	2008	2007	Amount	(%)
		(in millions of euros)
Interest income/(charges)	1,153	1,151	2	0.2
Income from equity instruments	—	1	(1)	(100.0)
Share of results of entities accounted for using the equity method	—	—	—	—
Net fees and commission income	455	512	(57)	(11.1)
Gains (losses) on financial transactions	223	231	(8)	(3.5)
Other operating income (expenses)	29	35	(6)	(17.1)
Gross operating income	1,860	1,930	(70)	(3.6)
Personnel expenses	(478)	(525)	47	(9)
Other general expenses	(320)	(401)	81	(20.2)
Depreciation and amortisation	(73)	(50)	(23)	46.0
Impairment losses on financial assets (net)	(153)	(161)	8	(5.0)
Provisions (net)	(1)	—	(1)	n/a
Profit/(loss) from operations	835	793	42	5.3
Impairment losses on other assets (net)	—	—	—	—
Other income (losses)	2	10	(8)	(80.0)
Profit/(loss) before taxes	837	803	34	4.2
Income tax	(210)	(202)	(8)	4.0
Profit for the period from continuing operations	627	601	26	4.3
Profit from discontinued operations (net)	—	—	—	—
Consolidated profit for the period	627	601	26	4.3
Profit for the period attributable to the parent	627	601	26	4.3
Profit attributable to minority interests	—	—	—	—

     In the first half of 2008, Abbey contributed 14% of the profit attributed to the Group’s total operating areas. Attributable profit was 19.6% higher than in the first half of 2007 in sterling because of greater revenues and flat costs (4.3% higher in euro terms). The market share of net mortgage lending rose in the last few months and spreads improved. On the other hand, results were negatively affected by currency translation effect, namely sterling’s depreciation against the euro (-15%).
     Interest income/(charges) was €1,153 million for the first half of 2008, a 0.2% or €2 million increase from €1,151 million for the first half of 2007. Retail Banking interest income/(charges) was up in sterling, despite challenging market conditions, reflecting robust asset and customer deposit growth of 12% and 7%, respectively. Deposit related income was particularly strong, in part benefiting from growth in the number of bank accounts and strong margin management over the last 18 months. Performance in mortgage lending in the first half of 2008 was also strong, taking advantage of favorable pricing conditions, and focusing on high quality prime residential lending at lower LTV.
     Net fee and commission income and Gains/losses on financial transactions were €455 million and €223 million respectively for the first half of 2008, an 11.1% and 3.5% decrease from the first half of 2007, respectively. These reductions were mainly due to the exchange rate impact. In sterling, despite difficult market conditions, Retail Banking achieved improved cross-sale performance increasing commission from credit cards and investments. Success in these areas was offset by continued pressure on mortgage redemption and current account charges. Private Banking improved in sterling terms due to improved fee performance in James Hay. Corporate Banking results improved in sterling terms driven by a prudent lending approach whilst taking advantage of opportunities in the market. Global Banking and Markets improved in sterling terms as compared to the same period in 2007, with steady growth despite a difficult market environment.
     Gross operating income was €1,860 million for the first half of 2008, a 3.6% or €70 million decrease from €1,930 million for the same period in 2007.
     General administrative expenses (personnel expense, and other general expenses) were €798 million for the first half of 2008, a 13.8% or €128 million decrease from €926 million for the same period in 2007. The decrease is largely due to a reduction of restructuring costs together with the exchange rate impact with on-going costs slightly higher reflecting investment to capture new customers and growth businesses such as corporate and private banking.
     Depreciation and amortization increased by €23 million to €73 million in the first half of 2008 from €50 million in the same period in 2007, largely due to the commencement of depreciation of new operating systems.
     Impairment losses on financial assets (net) were €153 million for the first half of 2008, a 5.0% or €8 million decrease from €161 million for the same period in 2007. In sterling, impairment losses experience an increase of 9.3% given that the first half of 2007 benefited from provision releases in Corporate Banking relating to better than anticipated performance of the run-down Corporate portfolios. In Retail Banking, improved performance in the unsecured portfolio was offset by the deterioration in the secured portfolio, and the charge that management deemed adequate to reflect worsening economic conditions.
     The NPL ratio increased to 0.70% at the end of June 2008 (0.55% a year earlier). NPL coverage dropped from 78% at June 30, 2007 to 55% at June 20, 2008 due to the change of mix which means a smaller proportion of doubtful personal loans (whose NPL coverage is higher) and a larger share of doubtful mortgage loans (lower coverage ratio).
     Profit/(loss) from operations was €835 million for the first half of 2008, a 5.3% or €42 million increase from €793 million for the same period in 2007.
     Profit before tax was €837 million for the first half of 2008, a 4.2% or €34 million increase from €803 million for the same period in 2007.
     Profit attributed to the Group was €627 million for the first half of 2008, a 4.3% or €26 million increase from €601 million for the same period in 2007. In sterling, profit grew 19.6% driven by strong performance across all business divisions and continued efficiency improvement.

     Latin America

	Latin America
	Six Months Ended June 30,		Variations
	2008	2007	Amount	(%)
		(in millions of euros)
Interest income/(charges)	3,689	3,128	561	17.9
Income from equity instruments	26	18	8	44.4
Share of results of entities accounted for using the equity method	5	2	3	150.0
Net fees and commission income	1,577	1,344	233	17.3
Gains (losses) on financial transactions	635	433	202	46.7
Other operating income (expenses)	(60)	(2)	(58)	n/a
Gross operating income	5,872	4,923	949	19.3
Personnel expenses	(1,165)	(1,031)	(134)	13.0
Other general expenses	(925)	(880)	(45)	5.1
Depreciation and amortisation	(186)	(164)	(22)	13.4
Impairment losses on financial assets (net)	(1,187)	(703)	(484)	68.8
Provisions (net)	(312)	(244)	(68)	27.9
Profit/(loss) from operations	2,097	1,901	196	10.3
Impairment losses on other assets (net)	(1)	1	(2)	n/a
Other income (losses)	25	22	3	13.6
Profit/(loss) before taxes	2,121	1,924	197	10.2
Income tax	(496)	(426)	(70)	16.4
Profit for the period from continuing operations	1,625	1,498	127	8.5
Profit from discontinued operations (net)	2	63	(61)	(96.8)
Consolidated profit for the period	1,627	1,561	66	4.2
Profit for the period attributable to the parent	1,419	1,359	60	4.4
Profit attributable to minority interests	208	202	6	3.0

     In the first half of 2008, Latin America contributed 32% of the profit attributed to Group’s total operating areas. Attributable profit was up 20.1% in dollars (+24.8% before discontinued operations) and 4.4% in euro terms. Growth was fuelled by solid revenues and management of “jaws” (difference between the growth in gross operating income and costs), which offset the higher provisions.
     Interest income/(charges) was €3,689 million for the first half of 2008, a 17.9% (23.2% in local currency) or €561 million increase from €3,128 million for the same period in 2007. This rise was mainly due to the expansion of retail business, particularly loans to individuals and SMEs. Spreads in the second quarter of 2008 — with differences among countries — were 100 basis points higher than in the first half of 2007.
     Because of the impact on business and on the conversion of accounts into euros, the average interest rates and exchange rates are set out below:
     Average short-term interest rates (weighted average for the region) increased slightly between the first half of 2007 and the same period of 2008, although the movements varied from country to country. They dropped in Brazil (-1.2 percentage points) and Puerto Rico (-2.8 percentage points) and rose in Mexico (+0.4 percentage points), Chile (+1.3 percentage points), Argentina (+4.4 percentage points), Colombia (+1.4 percentage points) and Venezuela (+7.4 percentage points).
     Earnings in euros were negatively affected by average exchange rates. Latin American currencies appreciated against the dollar, particularly the Brazilian real and the Chilean peso, but the dollar, the currency used to manage business in Latin America, depreciated 15% against the euro. The Chilean peso depreciated against the euro from 709 to 712 and the Mexican peso from 14.5 to 16.2, while the Brazilian real strengthened from 2.72 to 2.59.
     Net fee and commission income was €1,577 million for the first half of 2008, a 17.3% (21.4% in local currency) increase from the same period in 2007. This rise was a result of concentrating on generating recurrent revenues and, specifically, emphasizing the development of products and services that generate fees. Of note were fees from insurance activity (+50% in local currency) and from cards (+25% in local currency).
     Gains (losses) on financial transactions were €635 million for the first half of 2008, a 46.7% increase from €433 million from the same period in 2007, due to customer activity and capital gains in portfolios.

     Gross operating income grew 19.3% to €5,872 million for the first half of 2008 (24.4% in local currency).
     General administrative expenses were €2,090 million for the first half of 2008, a 9.4% or €179 million increase from €1,911 million for the same period in 2007. In local currency, operating expenses increased 13.5% (average inflation of 7.6%). The growth in expenses will tend to decline because of the more moderate expansion of installed capacity and the tighter criteria regarding business expenses, resulting from the worsening of the global economy.
     Impairment losses on financial assets (net) were €1,187 million for the first half of 2008, a 68.8% or €484 million increase from €703 million for the same period in 2007. This increase was due to the growth in lending and, above all, the greater focus on the more profitable segments, but also with a higher risk premium. The NPL ratio in June 2008 was 2.16% (1.61% a year earlier), while NPL coverage was 121%.
     Profit/(loss) from operations grew 10.3% to €2,097 million in the first half of 2008 from €1,901 in the first half of the prior year.
     Profit attributed to the Group was €1,419 million for the first half of 2008, a 4.4% (+8.5% in local currency) or €60 million increase from €1,359 million for the same period in 2007. On a like-for-like basis (i.e. excluding the pension business which was sold in 2007), net profit from ordinary activity increased 8.5% in euros (+13.0% in local currency). Retail Banking continued to be the engine of business growth. Its profit before tax rose 8.0% in euros (+13.1% in local currency).
     Financial Management and Equity Stakes

	Financial Management and Equity Stakes
	Six Months Ended June 30,		Variations
	2008	2007	Amount	(%)
	(in millions of euros)
Interest income/(charges)	(968)	(784)	(184)	23.5
Income from equity instruments	162	148	14	9.5
Share of results of entities accounted for using the equity method	608	153	455	297.4
Net fees and commission income	4	30	(26)	(90.0)
Gains (losses) on financial transactions	498	119	379	321.2
Other operating income (expenses)	34	(72)	106	(147.2)
Gross operating income	337	(406)	743	(183.0)
Personnel expenses	(140)	(112)	(28)	25.0
Other general expenses	(220)	(163)	(57)	35.0
Depreciation and amortisation	(68)	(135)	67	(49.6)
Impairment losses on financial assets (net)	(78)	12	(90)	(750.0)
Provisions (net)	(17)	(152)	135	(88.8)
Profit/(loss) from operations	(187)	(957)	770	(80.5)
Impairment losses on other assets (net)	(19)	(8)	(11)	137.5
Other income (losses)	17	629	(612)	(97.3)
Profit/(loss) before taxes	(189)	(335)	146	(43.6)
Income tax	485	374	111	29.7
Profit for the period from continuing operations	296	39	257	659.0
Profit from discontinued operations (net)	—	—	—	n/a
Consolidated profit for the period	296	39	257	659.0
Profit for the period attributable to the parent	296	29	267	920.7
Profit attributable to minority interests	—	10	(10)	n/a

     Interest income/(charges) were €-968 million for the first half of 2008, a 23.5% or €184 million decrease from €-784 million for the same period in 2007. This decrease reflects the negative impact of the higher cost of financing ABN AMRO assets (see Item 4. Information on the Company-A.History and development of the company-Principal Capital Expenditures and Divestitures- Acquisitions, Dispositions, Reorganizations- ABN AMRO Holding N.V. (“ABN AMRO”) in our 2007 Form 20-F). The cost of liquidity, via the transfer of funds to various businesses, is done at the short-term market rate, which was, on average, 4.29% in the first half of 2008 (3.82% in the same period of 2007).

     Share of results of entities accounted for using the equity method was €608 million for the first half of 2008, a 297.4% or €455 million increase from €153 million for the same period in 2007. This result is mainly attributable to the incorporation in 2008 of €477 million of profit net of tax from ABN AMRO.
     Gains (losses) on financial transactions were €498 million for the first half of 2008, a €379 million increase from €119 million for the same period in 2007. This increase was largely due to the greater contribution of interest rate and euro/dollar and euro/sterling exchange rate hedges (which cover the negative impact of the depreciation of the dollar and sterling on Latin America’s and the UK’s results). In addition, in the first quarter of 2007 there were losses from exchange rate differences in the dividends paid by subsidiaries, as well as losses of value in equity operations.
     Gross operating income was €337 million, a €743 million increase as compared to losses of €-406 million in the first half of 2007.
     General administrative expenses were €360 million for the first half of 2008, a 30.9% increase from the same period in 2007. The sale of offices and buildings in Spain pushed up general expenses as these properties are now rented.
     Depreciation and amortization costs were €68 million for the first half of 2008, a 49.6% decrease from the same period in 2007 due to the sale of offices and buildings in Spain.
     Impairment losses on financial assets (net) were €78 million for the first half of 2008, as compared to €12 million of releases for the same period in 2007.
     Other income (losses) was €17 million for the first six month of 2008. This represents a decrease of 97.3% or €612 million from €629 million for the first half of 2007. Other income includes the temporary gap of various provisions and allowances for contingencies anticipated at the Group’s consolidated level but not recorded in the results of the various units until their effective materialization. The figure for the same period in 2007 was €629 million which includes the capital gains of €566 million from the sale of our 1.79% stake in Intesa San Paolo in the second quarter of 2007. There were no capital gains in the first half of 2008.
     Income taxes reflected a positive benefit of €485 million for the first half of 2008, as compared to a positive benefit of €374 million in the same period of 2007. We recorded an income tax benefit of €111 million more than in the first half of 2007 largely due to the tax deduction from the financing cost of the assets acquired from ABN AMRO, as the profit was registered under income accounted for by the equity method net of tax.
     Profit attributed to the Group was €296 million for the first half of 2008, as compared to €29 million in the first half of 2007.

Secondary level (business):
     Retail Banking

		Retail Banking
	Six Months Ended June 30,		Variations
	2008	2007	Amount	(%)
		(in millions of euros)
Interest income/(charges)	8,274	7,271	1,003	13.8
Income from equity instruments	49	48	2	4.0
Share of results of entities accounted for using the equity method	5	5	—	—
Net fees and commission income	3,480	3,274	206	6.3
Gains (losses) on financial transactions	741	448	292	65.3
Other operating income (expenses)	(6)	2	(8)	(420.4)
Gross operating income	12,543	11,048	1,495	13.5
Personnel expenses	(2,812)	(2,701)	(111)	4.1
Other general expenses	(1,762)	(1,764)	2	(0.1)
Depreciation and amortisation	(495)	(433)	(63)	14.5
Impairment losses on financial assets (net)	(2,343)	(1,597)	(746)	46.7
Provisions (net)	(283)	(150)	(133)	88.5
Profit/(loss) from operations	4,846	4,402	444	10.1
Impairment losses on other assets (net)	—	(11)	11	(99.6)
Other income (losses)	12	81	(69)	(85.1)
Profit/(loss) before taxes	4,858	4,472	387	8.6
Income tax	(1,221)	(1,141)	(80)	7.0
Profit for the period from continuing operations	3,637	3,331	307	9.2
Profit from discontinued operations (net)	3	—	3	—
Consolidated profit for the period	3,640	3,331	309	9.3
Profit for the period attributable to the parent	3,397	3,101	295	9.5
Profit attributable to minority interests	243	230	14	6.0

     The Group’s Retail Banking segment generated 85% of the operating areas’ total gross operating income in the first half of 2008 and 77% of profit before tax.
     Interest income/(charges) was €8,274 million for the first half of 2008, a 13.8% or €1,003 million increase from €7,271 million for the same period in 2007 spurred by greater business volumes and better customer spreads.
     Net fee and commission income was €3,480 million for the first half of 2008, a 6.3% or €206 million increase from €3,274 million for the same period in 2007 reflecting the Group’s strategy of boosting the most recurrent revenues.
     Gains (losses) on financial transactions were €741 million for the first half of 2008, a 65.3% or €292 million increase from €448 million for the same period in 2007. This is the result of business generated from customers and to transactions with our own portfolios.
     Gross operating income was 13.5% higher at €12,543 million.
     General administrative expenses were €4,575 million for the first half of 2008, a 2.4% or €109 million increase from €4,466 million for the same period in 2007. Operating expenses only rose 3.5%, leaving the difference between the growth in gross operating income and costs at almost 10 percentage points.
     Impairment losses on financial assets (net) grew 46.7% at €2,343 million because of the growth in lending, the entry into more profitable segments and products, a small rise in risk premiums and the release of some provisions in units in the first quarter of last year.
     Profit before tax increased 8.6% to €4,858 million, with a good performance in Continental Europe as well as in Abbey and Latin America.

     Against a background of economic slowdown, interest income/(charges) of Retail Banking in Continental Europe rose 17.3%, profits from operations rose 17.2% and profit before tax rose 10.6%. All units (Santander Branch Network, Banesto Retail, Santander Consumer Finance and Portugal Retail) made positive contributions. The main drivers continued to be business growth, although gradually slowing, good management of prices in an environment of rising interest rates and selective control of costs.
     United Kingdom’s Retail Banking in euro terms was still very determined by the negative impact of the sterling exchange rate (15 percentage points). Profits from operations in euros were 3.9% higher and 19.3% in sterling, thanks to growth of 9.0% in gross operating income and lower costs (-0.8%) both in sterling. Net loan loss provisions increased 9.2% and profit before tax was 21.3% higher in sterling (+5.7% in euros).
     Retail Banking in Latin America continued to show good results, based on growth in customer business, the good performance of Interest income/(charges) and net fees and commissions, and control of costs compatible with ongoing business development. Profits from operations increased 22.2%, and in local currency, the growth rate was 27.7%.
     The growth strategy was based on increasing the number of individual customers and SMEs, developing fidelity products, such as payroll and credit cards, and focusing on more profitable products in all countries.
     The combined profits from operations of the three main countries (Brazil, Mexico and Chile) (in euros) increased 40.8% while profit before tax increased only 10.2% affected by increased provisions and the negative impact of other losses in Brazil. In local currency, the growth rates were 43.3% and 13.2%, respectively.
     Global Private Banking, almost all of which is included in this segment and covering various geographic areas, generated profit before tax of €234 million, a 10.1% increase from the first half of 2007.
     Global Wholesale Banking

		Global Wholesale Banking
	Six Months Ended June 30,		Variations
	2008	2007	Amount	(%)
	(in millions of euros)
Interest income/(charges)	840	615	225	36.7
Income from equity instruments	102	86	17	19.6
Share of results of entities accounted for using the equity method	1	1	—	(2.3)
Net fees and commission income	433	516	(83)	(16.0)
Gains (losses) on financial transactions	407	705	(298)	(42.3)
Other operating income (expenses)	(15)	(15)	—	0.4
Gross operating income	1,769	1,908	(138)	(7.3)
Personnel expenses	(324)	(278)	(46)	16.4
Other general expenses	(195)	(187)	(9)	4.6
Depreciation and amortisation	(44)	(45)	1	(1.3)
Impairment losses on financial assets (net)	(63)	73	(136)	(186.1)
Provisions (net)	(8)	(12)	4	(33.0)
Profit/(loss) from operations	1,135	1,458	(324)	(22.2)
Impairment losses on other assets (net)	—	—	—	7.1
Other income (losses)	—	—	—	—
Profit/(loss) before taxes	1,135	1,458	(324)	(22.2)
Income tax	(293)	(369)	76	(20.6)
Profit for the period from continuing operations	841	1,089	(248)	(22.7)
Profit from discontinued operations (net)	—	—	—	—
Consolidated profit for the period	841	1,089	(248)	(22.7)
Profit for the period attributable to the parent	835	1,083	(248)	(22.9)
Profit attributable to minority interests	6	6	—	—

     The Global Wholesale Banking segment generated 12% of the operating areas’ total gross operating income in the first half of 2008 and 18% of profit before tax. Year-on-year comparisons are affected by the change in the conditions of international wholesale markets and, in Santander’s case, by the first half of 2007 which was exceptional as a result of (i) high revenues from trading (€532 million against €275 million in the first half of 2008) and (ii) large specific transations in investment banking and in loans in Spain and Portugal during the first quarter of 2007.
     Interest income/(charges) was €840 million for the first half of 2008, a 36.7% or €225 million increase from €615 million for the same period in 2007. This performance was the result of the strength of customer revenues which were 9% more than in the first half of 2007 and 31% higher than the second half. This reflected the improvements in global management of products and businesses and the extension of products such as Santander Global Connect.
     Net fee and commission income was €433 million for the first half of 2008, a 16.0% or €83 million decrease from €516 million for the same period in 2007.
     Gains (losses) on financial transactions decreased by 42.3% to €407 million in the first half of 2008 from €705 million for the same period in 2007 because of the positive results of trading activity in the second quarter of 2007 compared to negative ones in the same period of 2008.
     Gross operating income was 7.3% lower at €1,769 million in the first half of 2008. The United Kingdom and Latin America registered solid period-on-period growth in gross operating income from customers (+39% and +34%, respectively), which offset the lower contribution from Spain and Portugal due to the aforementioned large transactions.
     General administrative expenses were €519 million for the first half of 2008, an 11.6% increase from €465 million for the same period in 2007.
     Impairment losses on financial assets (net) were €63 million for the first half of 2008 as compared to releases of €73 million for the same period in 2007. This variation was due to the release of generic provisions in the first half of 2007 compared with provisions in the first half of 2008.
     Profit before tax was 22.2% lower at €1,135 million, affected by the change in the conditions of international wholesale markets, the aforementioned extraordinary results obtained in the first half of 2007, and because of the release of generic allowances.
     Asset Management and Insurance

	Asset Management and Insurance
	Six Months Ended June 30,		Variations
	2008	2007	Amount	(%)
	(in millions of euros)
Interest income/(charges)	334	320	15	4.7
Income from equity instruments	4	7	(2)	(31.4)
Share of results of entities accounted for using the equity method	—	—	—	n/a
Net fees and commission income	212	229	(17)	(7.6)
Gains (losses) on financial transactions	23	10	13	126.6
Other operating income (expenses)	(130)	(135)	5	(3.4)
Gross operating income	444	431	13	3.1
Personnel expenses	(69)	(55)	(14)	25.3
Other general expenses	(72)	(67)	(5)	6.9
Depreciation and amortisation	(8)	(9)	2	(16.4)
Impairment losses on financial assets (net)	(1)	—	(1)	n/a
Provisions (net)	(1)	(4)	3	(77.2)
Profit/(loss) from operations	294	296	828	(0.7)
Impairment losses on other assets (net)	1	—	2	n/a
Other income (losses)	—	—	—	—
Profit/(loss) before taxes	295	296	(1)	(0.2)
Income tax	(81)	(91)	11	(11.5)
Profit for the period from continuing operations	215	205	10	4.8
Profit from discontinued operations (net)	—	63	(63)	n/a
Consolidated profit for the period	215	267	(53)	(19.8)
Profit for the period attributable to the parent	202	244	(42)	(17.2)
Profit attributable to minority interests	12	23	(11)	(46.6)

     In the first half of 2008 this segment generated 3% of the operating areas’ total gross operating income and 5% of profit before tax.
     Gross operating income rose 3.1% to €444 million as a result of solid growth in insurance revenues which offset the lower ones from funds. One of the reasons for the latter was the slowdown in mutual funds business in Spain where customers and commercial networks focused on traditional deposits and/or those structured in the form of insurance policies.
     General administrative expenses were €140 million for the first half of 2008, a 14.8% increase from €122 million for the same period in 2007, reflecting the investment in building up these global businesses.
     Profit before tax was €295 million for the first half of 2008, a decrease of 0.2% or €1 million from €296 million for the same period of 2007.
Asset Management
     Santander Asset Management’s global business generated €795 million of fees in the first half of 2008, 16% lower than in the same period of 2007. Profit before tax, after deducting operating expenses and fees paid to the networks, was 0.2% lower at €119 million. Total managed assets amounted to €115 billion.
Insurance
     The global business of Santander Insurance generated total revenues (fees and insurance activity) of €1,124 million in the first half of 2008 (+22.3% period-on-period), 7.6% of the operating areas’ total. The total contribution to the Group’s results (profit before tax of the insurance companies and brokers) was €176 million, while fees received by networks totaled €1,077 million (+22.6% period-on-period).
Financial Condition
Assets and Liabilities
     Our total assets were €918,331.9 million at June 30, 2008, a 0.6% or €5,416.9 million increase from total assets of €912,915.0 million at December 31, 2007. Our net loans and advances to corporate clients, individual clients and government and public entities which include the trading portfolio, other financial assets at fair value and loans, increased by 0.02% to €571,232.7 million at June 30, 2008 from €571,098.5 million at December 31, 2007. Lending to resident sectors increased by more than 9% period-on-period reflecting the good performance of balances with individual customers and SMEs, while loans to non-resident sectors dropped around 3%, affected by exchange rates. Customer deposits, which are basically deposits from clients and securities sold to clients under agreements to repurchase, decreased by 3.7% from €355,406.5 million at December 31, 2007, to €342,231.8 million at June 30, 2008. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, decreased by 10.6% from €159,986.2 million at December 31, 2007, to €143,080.4 million at June 30, 2008. This decrease is determined by the exchange-rate impact and by the sale of pension fund management institutions in Latin America.
     In addition and as part of its global financing strategy, the Group issued €17 billion of senior debt and €1,426 million of covered bonds. Senior and subordinated debt that matured in the first half had a countervalue of €13,906 million and €471 million, respectively.
     Securitizations of mortgage loans, consumer finance and loans to SMEs amounted to €21 billion. This enabled us to increase the total assets eligible for discounting in the European Central Bank to more than €50 billion at the end of June 2008.
     Goodwill at June 30, 2008 stood at €13,138 million, €692 million decrease from December 31, 2007, mainly due to exchange differences.
Capital
     Stockholders’ equity, net of treasury stock, at June 30, 2008 was €53,418.0 million, a decrease of €1,781.9 million or 3.2% from €55,199.9 million at December 31, 2007, due to negative valuation adjustments mainly attributable to exchange differences.

     In accordance with the Basel II Accord criteria (that is the framework under which Spanish entities must report capital ratios from June 30, 2008), our shareholders’ equity amounted to €53,243 million. The surplus over the minimum requirement was €15,975 million. The BIS II ratio was 11.43%, Tier I Capital was 7.88% and core capital was 6.32%.
B. Liquidity and capital resources
Management of liquidity
     For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk — Liquidity Risk”.
Sources of funding
     As a financial group, a principal source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.
     At June 30, 2008, we had outstanding €239.2 billion of senior debt, of which €79.1 billion were mortgage bonds and €44.7 billion were promissory notes. Additionally, we had €34.4 billion in outstanding subordinated debt (which includes €6.9 billion preferred securities and €0.5 billion in preferred shares).
     The following table shows the average balances for the first six months of 2008 and 2007 of our principal sources of funds:

	June 30,
	2008	2007
	(in thousands of euros)
Due to credit entities	102,910,843	114,636,130
Customer deposits	339,328,554	327,330,325
Marketable debt securities	237,358,453	220,732,901
Subordinated debt	35,571,209	32,574,749

Total	715,169,059	695,274,105
     The average maturity of our outstanding debt as of June 30, 2008 was the following:

•	Senior debt	4 years
•	Mortgage debt	14 years
•	Dated subordinated debt	8 years
     The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength
Moody’s	Aa1	P1	B
Standard Poor’s	AA	A1+
Fitch	AA	F1+	A/B

     Our total customer deposits, excluding assets sold under repurchase agreements, totaled €297.1 billion at June 30, 2008. Loans and advances to customers (gross) totaled €580.7 billion at the same date.
     We remain well placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.
     We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.
     We, Grupo Santander, are a European, Latin American and North American financial group. Although, at this moment, except for Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.
     In prevailing economic conditions and with interest rates rising from historically low levels in Spain, the United Kingdom and the rest of Europe, it is anticipated that the growth in demand for further borrowing by customers may slow down and in the medium term, our dependence on the wholesale market for funding may be reduced as a result of an anticipated increase in our customer deposits.
     We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
     As of June 30, 2008 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures, except as disclosed in “Item 6. Recent Events —Acquisitions, dispositions, reorganizations —Acquisition of 75.65% of Sovereign Bancorp”.
     C. Research and development, patents and licenses, etc.
     We do not currently conduct any significant research and development activities.
     D. Trend information
     The European financial services sector is likely to remain competitive with a large number of financial service providers and alternative distribution channels. Additionally, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as the other major banks look to increase their market share, combine with complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future that may increase the overall level of regulation in the markets.
     The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Bank or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:
•	a continued downturn in the Spanish and the U.K. real estate markets, and a corresponding increase in mortgage defaults;
•	uncertainty regarding interest rates in the United States and other countries;
•	uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries and Latin America, and the impact they may have over the yield curve and exchange rates;
•	the effect that an economic slowdown may have over Latin America and fluctuations in local interest and exchange rates;
•	the chance that changes in the macroeconomic environment will deteriorate the quality of our customers’ credit;
•	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;
•	a continued downturn in capital markets;

•	a drop in the value of the euro relative to the US dollar, the Sterling pound or Latin American currencies;
•	inflationary pressures, because of the effect they may have in relation to increases of interest rates and decreases of growth;
•	increased consolidation of the European financial services sector, which could further reduce our spreads;
•	although it is foreseeable that entry barriers to domestic markets in Europe will eventually be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries;
•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks;
•	increased regulation and government intervention prompted by the recent turmoil in global financial markets; and
•	the risk of further reductions in liquidity and increases of credit spreads as a consequence of the crisis in the financial markets triggered by the U.S. sub-prime mortgage market, which could affect not only our cost of funding but also the value of our proprietary portfolios and our assets under management.
     E. Off-balance sheet arrangements
     As of June 30, 2008 and December 31, 2007, we had outstanding the following contingent liabilities and commitments:

	June 30,	December 31,
	2008	2007
	(in thousands of euros)
Contingent liabilities:
Guarantees and other sureties	70,035,889	75,608,196
Bank guarantees and other indemnities provided	64,918,846	69,804,708
Irrevocable documentary credits	5,116,704	5,803,088
Other financial guarantees	339	400
Risks from derivatives contracted on behalf of third parties	17	16
Additional liquidation guarantee	322	384
Assets assigned to sundry obligations	3	3
Other contingent liabilities	714,102	608,386

	70,749,994	76,216,585

Commitments:
Balances drawable by third parties	115,492,048	102,215,927
Other commitments	14,060,565	12,460,636

	129,552,613	114,676,563

	200,302,607	190,893,148

     In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2008 and December 31, 2007:

	June 30,	December 31,
	2008	2007
	(in thousands of euros)
Mutual funds	104,210,085	119,210,503
Pension funds	11,324,087	11,952,437
Other managed funds	17,062,137	19,814,340

	132,596,309	150,977,280

     Relationship with unconsolidated companies
     We have holdings in companies over which we are in a position to exercise significant influence, but that we do not control or jointly control. According to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, these investments in associated companies are accounted for using the equity method.
     Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities.
     Also, we use special purpose vehicles (“fondos de titulización”) in our securitization activity. According to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, only those vehicles that meet certain requirements are consolidated in the Group’s financial statements. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans to some of these special purpose vehicles, which are provisioned in accordance with the risks involved. In the first half of 2008, we have securitized €21 billion of medium and long-term assets.
     In the ordinary course of business, Abbey enters into securitization transactions using special purpose securitization companies which are consolidated and included in Abbey’s financial statements. Abbey is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities, and has no right or obligation to repurchase any securitized loan. Abbey has made some interest bearing subordinated loans to these securitization companies.
     We do not have transactions with un-consolidated entities other than the aforementioned ones.
     We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
     F. Tabular disclosure of contractual obligations
     The following table summarizes our contractual obligations by remaining maturity at June 30, 2008:
Contractual obligations

		More than	More than
		1 year but	3 years but
	Less than	less than	less than	More than
(in millions of euros)	1 year	3 years	5 years	5 years	Total
Deposits from credit institutions	53,704	3,950	4,093	2,310	64,058
Customer deposits	292,258	13,212	11,205	2,051	318,753
Debt securities issued	59,942	37,794	28,640	94,502	220,878
Subordinated debt	701	3,926	2,276	27,545	34,448
Operating lease obligations	245	481	448	1,979	3,153
Purchase obligations	18	5	1	—	24
Other long-term liabilities	—	—	—	11,421	11,421
Total	406,895	59,368	46,663	139,808	652,735

Item 4
Legal Proceedings
i. Tax disputes
     As of the date hereof, the main tax disputes concerning the Group are as follows:
     -  The “Mandado de Segurança” filed by Banco Santander Banespa, S.A. claiming its right to pay Brazilian income tax at a rate of 8%. On January 14, 2008, an unfavorable judgment was handed down by the Federal Regional Court, against which the related special and extraordinary appeal was filed at a higher court on June 9, 2008.
     -  The “Mandado de Segurança” filed by Banco Santander Banespa, S.A. claiming its right to consider the social contribution tax on net income as deductible in the calculation of the Brazilian corporation tax. This action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting to have the claimability of the tax debt stayed and obtaining permission to deposit with the courts the amounts in question. On October 1, 2007, an unfavorable judgment was handed down by the Federal Regional Court which was appealed against by Banco Santander S.A. (Brazil) through a request for an amendment of judgment (“Embargos de Declaraçao”) filed on October 8, 2007. On March 6, 2008, the Court rejected this request and dismissed the subsequent appeal. On July 1, 2008, the directors of Banco Santander S.A. (Brazil) filed a special and extraordinary appeal against the judgment at a higher court.
     -  The “Mandado de Segurança” filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. The “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. On September 13, 2007, this Court handed down a favorable judgment. Union Federal has filed an appeal against this judgment at a higher court.
     -  A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. The legal advisers of Abbey National Treasury Services plc considered that the grounds to contest this claim were well-founded, proof of which is that a favorable judgment was handed down at first instance in September 2006, although the judgment was appealed against by the tax authorities in January 2007. However, in December 2006 an unfavorable judgment for another taxpayer was handed down on another proceeding which might affect this case.
     As of the date hereof, other less significant tax disputes are in progress.
ii. Non-tax-related proceedings
     As of the date hereof, the main non-tax-related proceedings concerning the Group are as follows:
     -  Misselling: claims associated with the sale by Abbey of certain financial products to its customers.
     The provisions recorded by Abbey in this connection were calculated on the basis of the best estimate of the number of claims that will be received, of the percentage of claims that will be upheld and of the related amounts.
     -  LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to EUR 30.05 million of a capital increase at the plaintiff.
     On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.
     The Bank has filed extraordinary appeals on grounds of procedural infringements and an extraordinary cassation appeal against the aforementioned decision.
     -  Galesa de Promociones, S.A.: small claims proceeding at Elche Court of First Instance no. 4 (case no. 419/1994), in connection with the claim filed by Galesa de Promociones, S.A. (Galesa) requesting the Court to annul a previous legal foreclosure proceeding brought by the Bank against the plaintiff in 1992, which culminated in the foreclosure of certain properties that were subsequently sold by auction.
     The judgments handed down at first and second instance were in the Bank’s favor. The cassation appeal filed by Galesa at the Supreme Court was upheld by virtue of a decision on November 24, 2004 which ordered the reversal of the legal foreclosure proceeding to before the date on which the auctions were held. On June 8, 2006, Galesa filed a claim for the enforcement of the decision handed down by the Supreme Court, requesting that the Bank be ordered to pay EUR 56 million, the estimated value of the properties, plus a further EUR 33 million for loss of profit. The Bank challenged this claim on the grounds that the Supreme Court decision could not be enforced -since no order had been pronounced against the Bank, but rather a proceeding had merely been annulled- and it also argued that the damages requested would have to be ruled upon by an express court decision, which had not been pronounced.
     The Elche Court of First Instance, by virtue of an order dated September 18, 2006, found in favor of the Bank, and referred the plaintiff to the appropriate ordinary proceeding for the valuation of the aforementioned damages.
     Galesa filed an appeal for reconsideration, which was dismissed by a resolution on November 11, 2006. Galesa lodged an appeal against this resolution at the Alicante Provincial Appellate Court. This appeal was in turn contested by the Bank and a favorable judgment was handed down.
     -  Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.
      On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay EUR 1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional EUR 72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.
      On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, revoking the decision handed down at first instance and dismissing the appeal lodged by Inversión Hogar, S.A. Inversión Hogar, S.A. as it had announced, on completion of the clarification procedure, filed a cassation appeal against the aforementioned decision and an extraordinary appeal against procedural infringements at the Civil Chamber of the Supreme Court, which was given leave to proceed by the Madrid Provincial Appellate Court.
      - Complaint in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately EUR 43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.
     This complaint was duly contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008 although it was subsequently suspended until the exception for a preliminary ruling filed by the Bank is resolved. On September 11, 2008, the Madrid Court of First Instance (Juzgado de Primera Instancia n. 13) granted the suspension of the proceeding due to the preliminary ruling.
     - On February 6, 2008, the Bank filed with the Spanish Arbitral Court (Secretaría de la Corte Española de Arbitraje) a request for arbirtal proceedings seeking a payment of EUR 66,418,077.27 from GAESCO BOLSA, SOCIEDAD DE VALORES, S.A. (“GAESCO”), a Spanish brokerage firm. GAESCO owes such amount to the Bank as a result of the early termination of a framework agreement for financial transactions entered by GAESCO and the Bank and of the financial transactions undertaken under such agreement. The arbitral ruling is pending.
     - Former Banespa employees: claim filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s by-laws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the Board of Directors. The aforementioned clause was eliminated from the by-laws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, S.A. to pay the half-yearly bonus and the bank lodged an appeal at the High Labor Court. A decision was handed down on June 25, 2008 which largely upheld the previous decision. The related appeals against this decision will be filed at the High Labor Court and at the Federal Supreme Court, as applicable.
     -  Absorption of Banco Noroeste by Banco Santander Brasil: Three claims filed by minority shareholders of the former Banco Noroeste requesting, in addition to compensation for damage and losses, the annulment of the shareholders’ meeting that approved the merger between Banco Noroeste and Banco Santander Brasil, arguing that when the merger took place they should have been offered a market value that would have enabled them to decide whether or not to sell their shares at that value.
     In the three cases, judgments were handed down at first instance, one of which found in favor of the bank and the other two against it. In the latter two cases the shareholders’ meeting was not declared null and void but rather the Bank was ordered to pay compensation. Appeals were filed against these judgments.
     The Sao Paulo Court of Justice has recently handed down joint judgments on three appeals at second instance, considering that Santander should have duly prepared a valuation report using the disposal value method thereby establishing that the minority shareholders be indemnified.
     In the case of the shareholders that sold their shares, the Court indicated that they should receive the difference between the value at which they sold their shares (equity value) and market value (calculated as the disposal value) at that time, plus interest. In the case of the shareholders that did not sell, the Court considers that they should receive the market value at that time plus interest, less the present value of their shares. Unlike the judgments handed down at first instance, lost profit and damnum emergens were excluded and the amount of lawyers’ fees was reduced. An appeal against this judgment will be filed at higher courts.
     As of the date hereof, other less significant non-tax-related proceedings are in progress.
     As of the date hereof, the Group has recorded provisions that it believes reasonably cover any contingencies that might arise from these tax-related and non-tax-related proceedings.
     See the discussion of certain litigation in Note 1.d to our consolidated financial statements.
Other litigation
     In addition to the matters described above, the Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Bank cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The Bank believes that it has made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Bank; as a result, the outcome of a particular matter may be material to the Bank’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Bank’s income for that period.

Item 5
Quantitative Analysis About Market Risk
Generally
     We are exposed to market risk mainly as a result of the following activities:
•	Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price and volatility risks.

•	Engaging in retail banking activities, which involves interest rate risk since a change in interest rates affects interest income, interest expense and customer behavior. This interest rate risk arises from the gap (maturity and repricing) between assets and liabilities.

•	Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the Euro, which involves foreign exchange rate risk between the Euro and such other currencies.

•	Investing in subsidiaries and other companies, which subject us to equity price risk.

•	Liquidity risk is embedded in all activities, trading and non-trading.
Primary Market Risks and How They Arise
     The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk, volatility risk and liquidity risk. We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging with interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both our trading and non-trading activities.
     We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries, affiliates and their currency funding. The principal non-trading currency exposures are the euro to the US dollar and the British pound and the euro to the main Latin American currencies. Trading foreign exchange rate open risk is not material compared to non-trading foreign exchange risk.
     We are exposed to equity price risk in connection with both our trading and non-trading investments in equity securities.
     We are also exposed to liquidity risk. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in non-trading activity due to the maturity gap between assets and liabilities in the retail banking business.
     We use derivatives for both trading and non-trading activities. Trading derivatives are used to eliminate, to reduce or to modify risk in trading portfolios (interest rate, foreign exchange and equity), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options.
     Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity.
     The Group also has an incipient activity in credit derivatives. These derivatives are used to hedge credit risk in fixed income portfolios and to provide financial services to clients. To a lesser extent, they are used in proprietary trading and to diversify the global credit portfolio. Most of the activity is made in credit default swaps on individual names or indices.

Procedures for Measuring and Managing Market Risk
     Our Board, through its Risk Committee, is responsible for establishing our policies, procedures and limits with respect to market risks, including which businesses to enter and maintain. The Committee also monitors our overall performance in light of the risks assumed. Together with the local and global Assets and Liabilities Committees (“ALCO”), each Market Risk Unit measures and monitors our market risks, and provides figures to ALCO to use in managing such risks, as well as liquidity risk.
     Our market risk policy is to maintain a medium to low risk profile in business units. The risk activity is regulated and controlled through certain policies, documented in our Market and Liquidity Risk Management Policies Manual (as described below), and through a limit structure on our exposure to these market and liquidity risks which includes global limits for the entire Group (total risk limit unit) to specific portfolio limits; in addition, authorized products are listed and reviewed periodically.
     These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk.
1. Market and Liquidity Risk Management Policies Manual
     The Market and Liquidity Risk Management Policies Manual is a compilation of policies that describe the control framework used by our Group to identify, measure and manage market risk exposures inherent to our activities in the financial markets. The Manual is employed for market risk management purposes at all involved levels in the Group and subsidiaries, providing a general and global action framework and establishing risk rules for all levels.
     The Manual’s main objective is to describe and report all risk policies and controls that our Board of Directors has established as well as its risk predisposition.
     All Group managers must ensure that each business activity is performed in accordance with the policies established in the Manual. The Manual is applied to all business units and activities, directly or indirectly, related to market risk decision-making.
2. Market Risk Management Procedures
     All the functions developed by a risk manager are documented and regulated by different procedures, including measurement, control and reporting responsibilities. Internal and external auditors audit the compliance with this internal regulation control in order to ensure that our market risk policies are being followed.
3. Market Risk Limit Structure
     The market risk limit structure can be defined as the Board of Director’s risk “appetite” and is managed by the Global Market Risk Function that accounts for all Group business units.
     Its main functions are to:
•	Identify and define the main types of risk incurred efficiently and comprehensively to be consistent with the management and strategy of the business.

•	Quantify and inform the business areas of the risk levels and profile that senior management believes can be assumed, in order to avoid undesired risks.

•	Give flexibility to the business areas to build risk positions efficiently and on a timely basis according to changes in the market and in the business strategies, and always within the risk levels regarded as acceptable by the Group.

•	Allow the generators of business to take prudent risks which are sufficient to attain budgeted results.

•	Establish investment alternatives by limiting equity consumption.

•	Define the range of products and underlying assets with which each unit of Treasury can operate, taking into consideration features such as the model and valuation systems, the liquidity of the tools used, etc. This will help to constrain all market risk within the business management and defined risk strategy.

     The Global Market Risk Function defines the limit structure while the Risk Committee reviews and approves it. Business managers then administer their activities within these limits. The limit structure covers both our trading and non-trading portfolios and it includes limits on fixed income instruments, equity securities, foreign exchange and other derivative instruments.
     Limits considered to be global limits refer to the business unit level. Local business managers set lower level limits, such as portfolio or trader limits. To date, system restrictions prevent intra-day limits.
     Business units must always comply with approved limits. Potential excesses will require a range of actions carried out by the Global Market Risk Function unit including:
•	Providing risk reducing levels suggestions and controls. These actions are the result of breaking “alarm” limits.

•	Taking executive actions that require risk takers to close out positions to reduce risk levels.
Statistical Tools for Measuring and Managing Market Risk
1. Trading activity
     The Trading Portfolio is defined as proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices. These portfolios also include positions in financial instruments deriving from market-making, sale and brokering activity.
     As a result of trading fixed income securities, equity securities and foreign exchange, we are exposed to interest rate, equity price and foreign exchange rate risks. We are also exposed to volatility when derivatives (options) are used.
     Market risk arising from proprietary trading and market-making activities is actively managed through the use of cash and derivative financial instruments traded in OTC and organized markets.
     Interest rate risk derived from market-making is typically hedged by buying or selling very liquid cash securities such as government bonds, or futures contracts listed in organized markets like Liffe, Eurex, Meff and CBOT.
     Foreign exchange rate risk is managed through spot transactions executed in the global foreign exchange inter-bank market, as well as through forward foreign exchange, cross currency swaps and foreign exchange options.
     Equity price risk is hedged by buying or selling the underlying individual stocks in the organized equity markets in which they are traded or futures contracts on individual stocks listed in organized markets like Meff and Liffe.
     In the case of equity indexes such as S&P 500, Euro STOXX 50, or IBEX 35, the hedging is done through futures contracts listed in the aforementioned organized markets.
     Volatility risk arising from market-making in options and option-related products is hedged by, either buying and selling option contracts listed in organized markets like Eurex, Meff, and CBOT, or entering risk reversal transactions in the inter-bank OTC market.
     Credit risk is managed through the use of credit derivatives.
     We use Value at Risk (“VaR”) to measure our market risk associated with all our trading activity.
     1.1 VaR Model
     We use a variety of mathematical and statistical models, including VaR models, historical simulations, stress testing and evaluations of Return on Risk Adjusted Capital (“RORAC”) to measure, monitor, report and manage market risk. We call our VaR figures daily or annual “capital at risk” figures (“DCaR” or “ACaR”), depending on their time horizon, since we use them to allocate economic capital to various activities in order to evaluate the RORAC of such activities.
     As calculated by us, DCaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately three days per year. DCaR provides a single estimate of market risk that is comparable from one market risk to the other.
     The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, our DCaR figure is the maximum between the 1% percentile and the 1% weighted percentile of the simulated profit and loss distribution. This loss distribution is calculated by applying an exponential decline factor, which assigns less weight to the observations furthest away in time.
     We use DCaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels. Limits on DCaR are used to control exposure on a portfolio-by-portfolio basis. DCaR is also used to calculate the RORAC for a particular activity in order to make risk-adjusted performance evaluations.
     1.2 Assumptions and Limitations
     Our DCaR and VaR methodology should be interpreted in light of the limitations of our model, which include:
•	A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	At present, we compute DCaR at the close of business and trading positions may change substantially during the course of the trading day.
     1.3 Scenario Analysis and Calibration Measures
     Because of these limitations in DCaR and VaR methodology, in addition to historical simulation, we use stress testing to analyze the impact of extreme market movements and to adopt policies and procedures in an effort to protect our capital and results of operation against such contingencies.
     In order to calibrate our VaR model, we use back testing processes. Back testing is a comparative analysis between VaR estimates and the daily clean P&L (theoretical result generated assuming the Mark-to-Market daily variation of the portfolio only considering the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.
     The analyses of our back testing comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.
2. Non Trading activity
     2.1 Foreign Exchange Risk and Equity Price Risk
     Due to its nature, changes in strategic positions have to be approved by local/global functions in ALCO committee. Position limits with respect to these investments are established, although they will be measured under VaR and other methods that attempt to implement immediate action plans if a particular loss level is reached.
     Our foreign exchange rate risk with respect to our non-trading activity can be either permanent or temporary. The permanent risk reflects the book value of investments net of the initial goodwill, while the temporary risk basically stems from purchase/sale operations made to hedge the exchange rate risk derived from dividend flows and expected results. The exchange rate differences generated for each position are recorded in reserves and in profit and loss account respectively.
     In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency, provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. If local markets were not deep enough, our investments in foreign currency would be financed in euros and so would generate an exchange-rate risk. Certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. In addition, operations are carried out to hedge the currency risk of the Group’s results and dividends in Latin America.

     Our equity price risk arises from our portfolio of investments in industrial and strategic shareholdings. However, in the last few years the Group’s equity price risk has decreased due to divestments in the industrial and strategic equity portfolio.
     2.2 Interest Rate Risk
     The Group analyzes the sensitivity of net interest margin and market value of equity to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts. Certain re-pricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).
     On the basis of the positioning of balance sheet interest rates, as well as the market situation and outlook, the financial measures are agreed to adjust the positioning to levels desired by the Group. These measures range from taking positions in markets to defining the interest rate features of commercial products. We manage investments by determining a target range for each sensitivity and providing the appropriate hedge (mainly with government debt, interest rate swaps and interest rate options) in order to maintain these sensitivities within that range.
     The measures used to control interest rate risk are the interest rate gap and the sensitivity of net interest margin and market value to changes in interest rates, VaR and analysis of scenarios.
     a) Interest rate gap of assets and liabilities
     Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity.
     All on- and off-balance sheet items must be broken down by their flows and analyzed at in terms of repricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.
     b) Net interest margin sensitivity (NIM)
     The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.
     It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current scenario. The sensitivity is the difference between the two margins calculated.
     c) Market value of equity sensitivity (MVE)
     Net worth sensitivity measures in the long term (the whole life of the operation) the interest risk implicit in net worth (equity) on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the net interest margin.
     d) Value at Risk (VaR)
     The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading, historical simulation with a confidence level of 99% and a time frame of one day. Statistical adjustments are made which effectively and quickly incorporates the latest developments that condition the risk levels assumed.

     e) Analysis of scenarios
     Two scenarios for the performance of interest rates are established: maximum volatility and sudden crisis. These scenarios are applied to the balance sheet, obtaining the impact on net worth as well as the projections of net interest revenue for the year.
     2.3 Liquidity Risk
     Liquidity risk is associated with our capacity to finance our commitments, at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles.
     We have a diversified portfolio of assets that are liquid or can be made so in the short term. We also have an active presence in a wide and diversified series of financing and securitization markets, limiting our dependence on specific markets and keeping open the capacity of recourse to alternative markets.
     The measures used to control liquidity risk are the liquidity gap, liquidity ratio, stress scenarios and contingency plans.
     a) Liquidity gap
     The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions.
     b) Liquidity ratios
     The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response of the entity to firm commitments.
     Net accumulated illiquidity is defined as the 30-day accumulated gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap and by placing liquid assets or repos at the point of settlement and not at their point of maturity.
     c) Analysis of scenarios/Contingency Plan
     Our liquidity management focuses on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, our Contingency Plan concentrates on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.
     The Contingency Plan covers the activity of a local unit and of central headquarters. Each local unit must prepare a Plan of Contingency Financing, indicating the amount it would potentially require as aid or financing from headquarters during a crisis. Each unit must inform headquarters (Madrid) of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.
Quantitative analysis1
A. Trading activity2
     Quantitative analysis of daily VaR for the six months ended June 30, 2008
     Our risk performance with regard to trading activity in financial markets during the first half of 2008, measured by daily Value at Risk “VaR”, is shown in the following graph.

1	All figures in this report are measured in euros. The exchange rate used is the one quoted in the market on the reference date.

2	Banesto is included in the Group’s VaR for trading activity.

     As the above graph shows, the risk of Grupo Santander’s total trading portfolio3 has evolved in a range between €26 and €40 million. The semiannual average risk was €33.1 million in terms of VaRD.
     The VaRD movements during the first semester respond basically to the fluctuations of the fixed income and FX exposures in the Treasuries of Brazil, Mexico and Madrid. The VaRD reached its highest level, €40.0 million, on June 6, 2008. It was mainly explained by increased volatility in the Euro interest rate curve following European Central Bank president Trichet’s declarations of greater concerns on increasing inflationary risks, leaving the door open to an official repo rate hike in the first ECB meeting in July.
     The risk histogram below shows the frequency distribution of average risk in terms of daily VaR during the first half of 2008. It shows that for almost 70% of the period under review the risk levels fluctuated between €32.5 and €35.5 million.

3	Banesto is included.

Risk Histogram
VaRD (EUR Million)
Risk by factor
The minimum, maximum, average and 2008 first -half-end risk values in VaRD terms were as follows:

		Minimum	Average	Maximum	Last
TOTAL TRADING	Total VaRD	26.1	33.1	40.0	32.3

	Diversification effect	(6.5)	(11.3)	(15.7)	(12.7)

	Fixed-Income VaRD	21.7	28.6	35.1	28.0
	Equity VaRD	5.2	6.6	11.4	6.4
	FX VaRD	6.6	9.3	14.6	10.4

LATIN AMERICA	VaRD Total	18.8	24.5	30.8	24.9

	Diversification effect	(2.6)	(7.1)	(10.5)	(5.7)

	Fixed-Income VaRD	15.9	21.3	27.8	21.1
	Equity VaRD	1.5	3.3	8.8	1.8
	FX VaRD	4.5	6.9	10.5	7.7

USA	VaRD Total	0.6	1.0	2.2	1.0

	Diversification effect	(0.2)	(0.7)	(1.2)	(0.6)

	Fixed-Income VaRD	0.5	0.8	2.1	1.0
	Equity VaRD	0.1	0.2	0.6	0.1
	FX VaRD	0.3	0.6	1.4	0.5

EUROPE	VaRD Total	11.6	19.0	28.3	16.5

	Diversification effect	(2.8)	(7.1)	(13.1)	(9.1)

	Fixed-Income VaRD	9.7	17.1	25.7	15.9
	Equity VaRD	4.4	5.6	11.0	6.1
	FX VaRD	2.1	3.4	9.3	3.5
EUR million

     The average VaRD in the regarded period, €33.1 million, was very similar to the average VaRD in 2007, €28.9 million, in spite of the higher market volatility. The VaRD increase was concentrated on fixed-income risk, €4.3 million higher than the 2007 average level. Equity and exchange-rate risk average levels (€6.6 million and €9.3 million, respectively) were very similar to the 2007 average levels (€5.8 million and €9.8 million, respectively). The increase of fixed-income risk mainly took place in Europe, where its average fixed-income VaRD was €17.1 million in the first half of 2008, up from €9.3 million in 2007.
     Although credit derivatives activity continued to rise in the first half 2008, due to the still relatively low exposure of the credit risk factor, it is still included in fixed-income. It will be shown separately in the future insofar as its level of activity or risk requires it.
     The performance of the VaRD during the first half of 2008 underlines the Group’s flexibility and agility in adapting its risk profile on the basis of changes in strategy stemming from an evolving assessment of market expectations.
     Distribution of risks and results
•	Geographic distribution
     Latin America contributed 62% of the Group’s total VaRD in trading activity and 40% in economic results. Europe contributed 56% of results and 37% of global risk, as most of its treasury activity focused on professional clients. New York contributed 3.8% of results and 0.1% of global risk.

     The minimum, average, maximum and year-end risk values in daily VaR terms, by geographic area, are shown in the following table.
Risks statistics in 2008
(€ million)

	Minimum	Average	Maximum	Last
TOTAL	26.1	33.1	40.0	32.3

EUROPE	11.6	19.0	28.3	16.5
USA	0.6	1.0	2.2	1.0
LATIN AMERICA	18.8	24.5	30.8	24.9
     Monthly distribution of risks and results
     The following chart shows that the risk assumption profile, in terms of VaRD, was relatively constant during the first half of 2008. The profile of monthly economic P&L, on the other hand, was much more erratic. The months with the highest profits were April and May, while the months with the worst results were January and February. On average, the risk assumption profile was relatively constant. April and May were the months with the highest level of risk mainly because of the higher fixed-income exposures in the Brazil Treasury and the general rise in volatility in financial markets.

     Histogram of daily Marked-to-Market (“MtM”) results
     The following histogram of frequencies shows the distribution of daily MtM results on the basis of size. The daily yield was between €-10 and €+10 million on 128 days (67% of the market business days).
Histogram of the frequency of daily results (MtM)
Daily economic P&L (EUR Million)
     Risk management of structured derivatives
     Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and fixed-income instruments.
     The units where this activity mainly takes place are: Madrid, London, Brazil, Mexico and Portugal.

     Most of the time, risk moved in a range between €3 and €8 million. The main exception was at the beginning of June, when it reached €16 million because of the aforementined increase in volatility in the Euro interest rate curve following ECB president Trichet’s declarations leaving the door open to an official repo rate hike in the first ECB meeting in July. The minimum risk was reached on March 18 (€3.3 million), in a context of low volatility.
     Test and calibration measures
     In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, in the first half of 2008 we carried out regular analyses and contrasting measures which confirmed the reliability of the model.
     Scenario Analysis
     Different stress test scenarios were analyzed during first half of 2008. A scenario of maximum volatility, which applies six standard deviations to different market factors as of June 30, 2008, generated results that are presented below.
     Maximum volatility scenario
     The table below shows, at June 30, 2008, the maximum losses for each factor (fixed-income, equities and currencies4), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied (interest rate rises, falls in stock markets and the dollar’s slide against all the currencies).
     Maximum volatility Stress Test

€ million	Fixed Income	Equities	Exchange rate	Total
Total Trading	(86.5)	(38.2)	(56.5)	(181.2)
Europe	(35.5)	(0.1)	(30.1)	(65.8)
Latin America	(51.8)	(37.8)	(25.7)	(115.3)
USA (New York)	0.8	(0.3)	(0.6)	(0.1)
     The stress test shows that the economic loss suffered by the Group in the MtM result would be, if this scenario materialized in the market, €181.2 million, and would be concentrated in Latin America (all factors) and Europe (fixed income and exchange rate).
     B. Non-Trading Activity
     B.1. Asset and liability management
     We actively manage the market risks inherent in retail banking. Management addresses the structural risks of interest rates, liquidity, exchange rates and credit.
     The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency.
     The Financial Management Area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which we operate. For each currency, the risk measured is the interest gap, the sensitivity of net interest revenue, the economic value and the duration of equity.
     The Financial Management Area manages structural risk on a centralized basis. This allows the use of homogenous methodologies, adapted to each local market where we operate.
     In the euro-dollar area, the Financial Management Area directly manages the risks of the parent Bank and coordinates management of the rest of the units that operate in convertible currencies. There are local teams in the

4	The impact of stressing the volatility factor is included in the respective underlying.

banks in Latin America that manage balance sheet risks under the same frameworks, in coordination with the global Financial Management Area.
     The Asset and Liability Committees (ALCO’s) of each country and, where necessary, the Markets Committee of the parent Bank are responsible for the risk management decisions.
     B.1.1. Quantitative analysis of interest rate risk in the first half of 2008
a) Convertible currencies
     At the end of June of 2008, the sensitivity of net interest margin (NIM) at one year, to a parallel rise of 100 basis points in the euro yield curve, was negative €238 million, almost all corresponding to the parent Bank. The sensitivity of the net interest margin of other convertible currencies was insignificant.
     In addition, at the end of June of 2008, the sensitivity of net worth to parallel movements of 100 basis points in the most relevant yield curves was concentrated in the euro curve (negative €286 million) and in the sterling curve (negative £339 million).
     Generally speaking, during the first half of 2008, balances were positioned to protect them from a scenario of interest rate cuts.
     Structural Gap. Santander Parent Company (June 30, 2008)

	Not	Up to 1			More than 5
€million	sensitive	year	1-3 years	3-5 years	years	TOTAL
Money and securities market	—	33,728	355	2,199	8,717	44,999

Loans	1,729	129,484	11,462	3,432	1,644	147,752

Permanent equity stakes	70,292	—	—	—	—	70,292

Other assets	4,380	42,640	—	—	—	47,019

Total assets	76,401	205,851	11,817	5,632	10,361	310,062

Money market	—	27,345	—	—	300	27,645

Customer deposits	172	26,822	6,451	8,580	11,489	53,514

Debt Issues and securitizations	—	133,335	1,149	337	315	135,135

Shareholders’ equity and other liabilities	62,321	43,431	1,069	816	1,691	109,328

Total liabilities	62,493	230,933	8,669	9,733	13,795	325,622

Balance sheet Gap	13,908	(25,082)	3,148	(4,101)	(3,433)	(15,561)

Off-balance sheet structural Gap	—	19,440	(1,040)	(196)	(434)	17,771

Total structural Gap	13,908	(5,642)	2,108	(4,297)	(3,867)	2,210

Accumulated Gap	—	(5,642)	(3,533)	(7,830)	(11,698)	—

     b) Latin America
     The interest rate risk of Latin America’s balance sheet management portfolios, measured by the sensitivity of market value of the net interest margin (NIM) to a parallel movement of 100 basis points, remained at low levels during first half of 2008 and moved within a narrow band (maximum of €50.7 million in February). In terms of equity sensitivity, it fluctuated in a wider range of between €308 million and €352 million, although being very stable throughout the year.

     At the end of June of 2008, the risk consumption for the region, measured by the market value of equity sensitivity to 100 basis points, was €327.8 million (€326.1 million in 2007), while that of the net interest margin at one year, measured by its sensitivity to 100 basis points, was €38 million (€21 million in 2007).
     Interest rate risk profile at June 30, 2008
     The gap tables below show the distribution of risk by maturity in Latin America as of June 30, 2008 (Figures in millions of euros).

Gaps in Local Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	105,277	58,424	4,691	14,848	12,062	15,189
Liabilities	106,613	68,197	4,959	11,449	2,279	19,728
Off-balance Sheet	783	-4,550	7,559	-2,377	1,527	-1,377

Gap	-554	-14,415	8,561	459	10,786	-5,944

Gaps in Foreign Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	25,558	16,509	2,097	1,719	3,469	1,765
Liabilities	24,222	14,505	3,321	1,927	2,958	1,510
Off-balance Sheet	-783	-1,308	-125	-1,039	350	1,338

Gap	554	696	-1,348	-1,247	861	1,592
     Net Interest Margin (NIM) sensitivity
     For the whole of Latin America, the risk consumption at June 30, 2008 was €38 million (sensitivity of net interest margin at one year to 100 basis points). The geographic distribution is shown in the graph below.
     More than 90% of the risk is concentrated in four countries: Mexico, Puerto Rico, Chile and Venezuela.

NIM Sensitivity by countries
Others: Brazil, Colombia, Panama, Santander Overseas and Uruguay
     Market Value of Equity (MVE) sensitivity
     For the whole of Latin America, the risk consumption at June 30, 2008 was €327.8 million (MVE sensitivity to a parallel movement of 100 basis points in the yield curve). The geographic distribution is shown in the graph below.
     More than 90% of the risk is concentrated in four countries: Argentina, Chile, Brazil, Puerto Rico and Mexico.
MVE Sensitivity by countries
Others: Colombia, Panama, Santander Overseas and Uruguay

     B.1.2. Structural management of credit risk
     Structural management of credit risk aims to reduce the concentrations which naturally occur as a result of commercial activity through the sale of assets. These operations are financed by the acquisition of other assets, which enables the diversification of the lending portfolio as a whole. The Financial Management Area analyzes these strategies and makes management proposals to the Assets and Liabilities Committee in order to optimize exposure to credit risk and to create value.
     B.1.3. Management of structural liquidity
     Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.
     Santander manages its liquidity on the basis of a comfortable structural liquidity position because of its retail banking nature. Its management principles are based on prudence and anticipation as follows:
▪	Comfortable structural liquidity position. Santander is fundamentally a retail bank, therefore customer deposits are the main source in its financing structure of liquidity. These deposits added to capital and the rest of similar instruments enable us to cover most of the Group’s liquidity needs, making financing from the wholesale markets small.

▪	In Latin America, the bigger volume of deposits over loans enable the Group to have in practice a residual financing in the wholesale markets, and principally for reasons of presence and diversification. For the rest of the Group (denominated as “area of convertible currencies”), the deposits added to the permanent funds in the balance sheet (capital and similar liabilities) cover around three-quarters of loans net of securitizations.

▪	Ample access to the wholesale liquidity markets on the basis of high short-term and long-term ratings.

▪	Diversification of markets and instruments to obtain liquidity. The Group has an active presence in a broad and diversified series of financing markets, limiting dependence on specific markets and maintaining available a comfortable capacity of recourse to the markets. This enables us to have an adequate structure of medium-term and long-term issues, with reduced recourse to short-term wholesale financing. At June 30, 2008, commercial paper and notes only accounted for 9% of total wholesale financing. This structure is based on securitizations (around one-third of the total) and a portfolio of medium-term and long-term issues (around 55% of the total), well diversified by products and with an average maturity of 4.1 years.

▪	High capacity to obtain liquidity from the balance sheet. The Group maintains on its balance sheet a diversified portfolio of liquid assets, or those that can become so in the short term appropriate to their positions.

▪	Independence of the subsidiaries in financing within a centralized management. The most important subsidiaries, except for Santander Consumer Finance, must obtain their financing in wholesale markets in accordance with their needs, establishing their own liquidity plans and contingencies, without recourse to lines from the parent Bank to finance their activity.

▪	The Group, as a holding company, carries out the functions of control and management, which means planning the funding needs, structuring the financing sources, optimizing their diversification by maturities, instruments and markets, as well as defining the contingency plans.

▪	In practice, the Group’s liquidity management consists of the following:
•	A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the prudential limits on recourse to short-term markets, the annual issuance and securitization plan is established.

•	During the year the evolution of financing needs is regularly monitored, giving rise to updates to the plan.

•	Control and analysis of liquidity risk is also very important. Its first objective is to ensure that the Group maintains acceptable levels of liquidity to cover its financing needs in the short and long-term under normal market situations. Various measures are used to control the balance sheet such as the liquidity gap and liquidity ratios.

At the same time, various scenarios, such as stress scenarios, are performed to consider additional needs that may emerge from different events with extreme characteristics that although rare, are possible events. By doing this, all eventualities that could affect the Group, with a greater or lesser probability are covered. As a result, the Group is able to prepare the corresponding contingency plans.

The analysis conducted in the first semester of 2008 showed that the Group, even in a scenario of minimal demand for medium-term and long-term issues, maintained a comfortable liquidity situation.
     Following we highlight a series of principal aspects relating to the management of liquidity during the first semester of 2008:
▪	During the first semester of 2008, convertible currency areas of the Group’s units captured €20 billion in medium-term and long-term issues in the wholesale markets, and securitized assets for another €21 billion.

▪	Our structural liquidity situation (with 72% of our needs covered via deposits and permanent funds of the balance sheet in the area of convertible currencies, and more than 100% in the Latin American banks) and the quantity and quality of our liquid assets have and continue to enable us to maintain normal lending activity.
B.2. Exchange rate risk; Portfolio of industrial and strategic shareholdings
     B.2.1. Exchange rate risk
     Structural exchange rate risk arises from Group operations in currencies, mainly permanent financial investments, results and the dividends of these investments.
     This exchange rate risk management is dynamic and seeks to limit the impact on equity of currency devaluations and to optimize the financial cost of hedging.
     As regards the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro significantly more quickly than the market is discounting.
     At June 30, 2008, the Group had hedged, through option structures, all of its significant stakes in its foreign subsidiaries (including Banco Real). This protected the Group from the impact of a certain level of currency depreciation on its capital.
     In addition, we manage the expected exchange rate risk of the Group’s results and dividends in those units whose base currency is not the euro. In Latin America, local units manage the exchange rate risk between the local currency and the dollar, the currency used to manage the region. Financial Management at the consolidated level is responsible for its part of the risk management between the euro and the rest of convertible currencies.
     B.2.2. Portfolio of industrial and strategic shareholdings
     In the first half of 2008, the Group’s exposure in industrial and strategic equity portfolios decreased 14% in MtM terms, mainly due to the lower market value of the portfolio. Nevertheless, the risk of the structural equity portfolio, measured in terms of VaRD, increased €18.1 million compared to the end of 2007, up to €429.4 million, due to increased volatility in equity markets.
     The average daily VaRD for the first half of 2008 was €549.4 million, with a minimum of €380.9 million and a maximum of €837.2 million, in January and May 2008, respectively.

   C. Exposures related to assets or special businesses
     Grupo Santander’s exposure to instruments and complex structured vehicles is very limited with: no exposure to subprime mortgages, no material exposure subject to Mark-to-Model, and limited exposure to hedge funds, asset backed securities, monolines, conduits, etc.
     This policy meant that this type of activity had no negative impact on our results.
     Santander’s policy regarding the approval of new transactions has traditionally been very prudent and conservative, as it is subject to strict supervision by the Group’s senior management. Before giving the green light to a new transaction, product or underlying asset, the Risk Division verifies the following:
▪	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity;

▪	The availability in the market of the necessary inputs to apply this valuation model;

▪	The availability of duly adapted and appropriate systems to calculate and monitor each day the results, positions and risks of the new operations raised; and

▪	The degree of liquidity of the product or underlying assets, in order to make their coverage possible when deemed necessary.
        Note that the first two points must always be met.
     Without detriment to the Group’s limited exposure to businesses or special vehicles, the Group’s exposure to the various instruments as of June 30, 2008 are as follows:
▪	CDOs and other complex credit instruments: the Group’s total exposure to these instruments is not relevant (less than €50 million).

▪	Hedge funds: the main exposure is via the financing to these funds (counterparty risk). This exposure, however, is not significant (€822 million at June 30, 2008) and with low levels of Loan-to-Value of around 35% (collateral of €3,633 million at June 30, 2008). The risk with this type of counterparty is analyzed case-by-case, establishing the percentages of collateral on the basis of the features and assets of each fund.

▪	Investments in structured investment vehicles, SIV-Lites and other investment vehicles with high leverage: no exposure.

▪	Conduits: At June 2008, the two conduits promoted by the Group in the past and which had always been in the Group’s perimeter of consolidation, do not remain as such special vehicles and do not presently conduct any kind of activity. The remaining assets and liabilities have been fully integrated in the Group’s balance sheet.

▪	Monolines: Santander’s exposure to these bond insurance companies at June 30, 2008 was less than €420 million, mainly concentrated in the indirect exposure (€323 million), by virtue of the guarantees provided for this type of entity to various financing operations or traditional securitizations. The exposure in this case is double default; the primary underlying assets are of high credit quality (mostly AA). The small remainder is direct exposure, for example, via purchase of protection against the risk of non-payment by some of these insurers via a credit default swap.
D. Structured financing transactions
     In this area, Grupo Santander has a low exposure and its activities are diversified by products, sector and number of transactions. The exposure at the end of June 2008 for 351 transactions was €18,502 million, broken down as follows: €9,528 million (112 transactions) in acquisition finance; €6,085 million (222 transactions) in project finance; and the rest in leveraged buy-outs (LBOs) and other modalities. Writedowns were not necessary in the investment portfolio. There has been no significant LBO since July 2007.
E. Capital Management
     Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.
     Bank of Spain Circular 3/2008 on determining and controlling minimum shareholders’ funds came into force on June 10, 2008. This completed the process of adapting the Spanish legislation to the directives on capital requirements set by the Basel Committee on Banking Supervision (BIS II), following its adoption in the EU.
     The main novelties, regarding capital requirements (Pillar I), concern the possibility of using the Internal Ratings Based Approach (IRB) for calculating risk weighted exposures, as well as including operational risk in them. The aim is to make regulatory requirements more sensitive to all risks that banks face.
     In accordance with the BIS II criteria, our shareholders’ equity amounted to €53,243 million and exceeded the minimum requirement by €15,975 million.
     Our capital ratios remain at comfortable levels. The BIS II ratio was 11.43%, Tier I 7.88% and core capital 6.32% (an increase of 26 percentage points over June 2007 calculated in accordance with the criteria of BIS I).
     F. Market Risk: VaRD Consolidated Analysis
     Our total daily VaR as of December 31, 2007, and June 30, 2008, broken down by trading and structural (non-trading) portfolios, were as set forth below.
     Figures in millions of EUR

		30 Jun 2008
	Dec-07	Low	Average	High	Period End
TOTAL	586.5	541.1	640.9	915.4	571.1

Trading	28.0	26.1	33.1	40.0	32.3
Non-Trading	585.8	537.9	633.4	915.8	571.5
Diversification Effect	(27.4)	(22.9)	(25.6)	(40.4)	(32.7)
     Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, were as set forth below.
          Interest Rate Risk
     Figures in millions of EUR

		30 Jun 2008
	Dec-07	Low	Average	High	Period End
Interest Rate Risk
Trading	26.0	21.7	28.6	35.1	28.0
Non-Trading	72.1	71.5	105.9	195.7	195.7
Diversification Effect	(21.4)	(18.5)	(24.8)	(32.0)	(26.0)

TOTAL	76.6	74.7	109.7	198.9	197.7

          Foreign Exchange Rate Risk
     Figures in millions of EUR

		30 Jun 2008
	Dec-07	Low	Average	High	Period End
Exchange Rate Risk
Trading	8.7	6.6	9.3	14.6	10.4
Non-Trading	157.8	103.2	132.0	171.5	103.2
Diversification Effect	(8.4)	(6.4)	(8.9)	(13.9)	(9.9)

TOTAL	158.0	103.4	132.4	172.1	103.7
          Equity Price Risk
     Figures in millions of EUR

		30 Jun 2008
	Dec-07	Low	Average	High	Period End
Equity Price Risk
Trading	4.7	5.2	6.6	11.4	6.4
Non-Trading	411.3	380.9	549.4	837.2	429.4
Diversification Effect	(4.7)	(5.2)	(6.5)	(11.4)	(6.3)

TOTAL	411.3	381.0	549.5	837.3	429.4
Our daily VaR estimates by activity, were as set forth below.
     Figures in millions of EUR

		30 Jun 2008
	Dec-07	Low	Average	High	Period End
Trading
Interest Rate	26.0	21.7	28.6	35.1	28.0
Exchange Rate	8.7	6.6	9.3	14.6	10.4
Equity	4.7	5.2	6.6	11.4	6.4

TOTAL	28.0	26.1	33.1	40.0	32.3

Non-Trading Interest Rate
Interest Rate	72.1	71.5	105.9	195.7	195.7

Non-Trading Foreign Exchange
Exchange Rate	157.8	103.2	132.0	171.5	103.2

Non-Trading Equity
Equity	411.3	380.9	549.4	837.2	429.4

TOTAL	586.5	541.1	640.9	915.4	571.1
Interest Rate	75.4	74.7	109.7	198.9	197.7
Exchange Rate	158.1	103.4	132.4	172.1	103.7
Equity	411.3	381.0	549.5	837.3	429.4

Item 6
Recent Events
     Interim dividends
     In June 2008, our Board of Directors approved a first dividend on account of the earnings for the 2008 financial year for a gross amount of €0.135234 per share which was paid on August 1, 2008.
     As of November 1, 2008, we will pay a second interim dividend for a gross amount of €0.135234 per share (+10% over 2007) on account of the earnings for the 2008 financial year.
     Directors and Senior Management
     During the third quarter of 2008, Fermín Colomés, Executive Vice President, Technology and Operations retired from the Bank.
     Acquisitions, Dispositions and Reorganizations
Acquisition of ABN AMRO’s asset management business in Brazil
     On March 12, 2008, Santander and Fortis reached an agreement whereby Santander purchased from Fortis ABN AMRO’s asset management business in Brazil, which was acquired by Fortis as part of the acquisition of ABN AMRO by the Consortium (RBS, Fortis and Santander).
     The acquisition was completed in the second quarter of 2008 for €209 million and generated goodwill of €184 million.
Agreement between Santander and General Electric (“GE”)
     On March 27, 2008, Banco Santander and GE, through its GE Money and Commercial Finance business units, reached a preliminary agreement on the acquisition of certain businesses from each other valued at €1 billion.
     Under the terms of the preliminary agreement, Banco Santander acquires GE Money’s units in Germany, Finland and Austria, and its card and auto businesses in the UK, while GE Commercial Finance acquires Interbanca, the Italian commercial bank assigned to Santander as part of the distribution of assets following the acquisition, together with RBS and Fortis, of ABN AMRO.
     Banco Santander expects to integrate the GE Money units acquired, with total assets of €9 billion, into Santander Consumer Finance and Santander Cards. Interbanca would become part of GE Commercial Finance.
     On June 2, 2008, we announced that we had reached a final agreement with GE and that the agreed base price for both transactions amounted to €1 billion each, subject to different adjustments.
     These transactions are expected to close during the fourth quarter of 2008 or the first quarter of 2009.
Agreement between Santander and RBS’s European consumer finance unit
     On April 4, 2008, Santander reached a preliminary agreement with RBS to acquire its continental European consumer finance business for €336 million. The package includes activities in Germany, the Netherlands, Belgium and Austria. The acquisition will be carried out by Santander Consumer Finance Germany GMBH.
     The RBS European consumer finance business (RBS ECF) has 861 employees serving 2.3 million customers in Germany, the Netherlands, Belgium and Austria. Assets in 2007 averaged €2.2 billion. RBS ECF makes installment loans both directly and via partners. It is strongly represented in the credit card business both in terms of private and corporate customers, and provides consumer finance via retail chains.
     The acquisition closed on July 1, 2008.

Acquisition of additional shares of Sovereign
     In May 2008, Santander, to prevent dilution of its holding in Sovereign, invested $312 million to subscribe to a $1.25 billion common stock offering completed by the U.S. bank.
     In June 2008 we acquired “Green Shoe” Sovereign shares for US$43 million increasing our stake in the company at June 30, 2008 to 24.39% with a book value of €1,149 million.
Completion of the sale of Antonveneta to Banca Monte dei Paschi di Siena
     On May 30, 2008, Banca Monte dei Paschi di Siena and Banco Santander completed the sale of Antonveneta for €9 billion, executing the agreement announced on November 8, 2007.
Santander Consumer USA Inc. (formerly Drive Consumer USA Inc.) (“Drive”)
     In June 2008, Grupo Santander bought an additional 1% stake in the company for $17 million.
     Grupo Santander could buy the 9% stake still owned by the Chief Executive Officer of Drive between 2009 and 2013 at prices linked to the company’s earnings performance.
Acquisition of Alliance & Leicester plc
     On July 14, 2008, Banco Santander, S.A. and Alliance & Leicester plc reached an agreement in relation to the terms of a recommended acquisition by Banco Santander, S.A. of the entire share capital, whether issued or yet to be issued, of Alliance & Leicester plc.
     Under the aforementioned terms, the shareholders of Alliance & Leicester plc have received a Banco Santander share for each three shares of Alliance & Leicester plc. Prior to the share exchange date, Alliance & Leicester approved (and paid) an interim dividend in cash amounting to 18 pence per share. The shareholders of the Bank acting at the General Shareholders’ Meeting held on September 22, 2008, agreed to increase capital up to a nominal amount of €71,688,495 through the issue of a maximum of 143,376,990 shares par value €0.50 each.
     Key features of the acquisition:
-	At the time of the announcement each Alliance & Leicester plc share was worth 299 pence, and the total issued share capital, approximately GBP 1,259 million, whereby the proposed exchange represented a premium of approximately 36.4% on the closing price at July 11, 2008[3]. Considering the above interim dividend, the premium amounts to approximately 44.6% on the aforementioned closing price.

-	The acquisition affords the integration of the ancillary businesses of Alliance & Leicester and Abbey, thereby strengthening the competitive positioning of the products and services offered by the Group and benefiting its customers. It can be expected that the combined group will also benefit in terms of increased efficiency and that the borrowing costs relating to Alliance & Leicester may be reduced over time from the current high levels.

-	It will increase the critical mass of the Group’s business in the UK market, as part of our vertical strategy.

-	In-market cost synergies through the Group’s presence in the UK, estimated at £180 million per year (before tax) at the end of 2011.

-	Complementary geographical nature of both distribution networks (Alliance & Leicester has a major presence in the Midlands and Abbey in the London area).

-	Abbey’s expansion process in the SMEs and retail business will be speeded up 2-3 years.

-	This transaction complies with the Santander Group’s financial requirements. It is anticipated that it will become accretive from 2009 onwards and that the ROI will be 19% in 2011. These estimates do not guarantee that

3	Based on the terms of the Acquisition, the Closing Price of a Banco Santander Share on July 11, 2008 (the last trading day prior to commencement of the Offer Period) of F11.23 and an exchange rate of F1.2517:£1.

Santander’s EPS will necessarily reach or exceed the levels achieved in prior years. See “Cautionary Statement Regarding Forward-Looking Statements”.
     The acquisition was completed by means of a scheme of arrangement.
     The acquisition was approved by the shareholders of Banco Santander, S.A. (in relation to the capital increase) and of Alliance & Leicester plc. In addition, the scheme of arrangement was approved by the UK courts and was granted the relevant permits by the UK and Spanish regulatory bodies and the competent anti-trust authorities.
     The acquisition was completed on October 10, 2008. As of that date we issued 140,950,944 new shares of Banco Santander par value €0.50 each, with a share premium of €10.73 per share. The countervalue of the capital increase is composed by 422,852,832 shares of Alliance & Leicester plc, par value £0.50 each, representing all its issued ordinary capital. The new shares represent a 2.2% of the total share capital of the Bank after the capital increase. The new shares are traded in the Spanish Continuous Market since October 14, 2008.
     Alliance & Leicester is one of the UK’s major financial services groups, offering a broad range of financial services and products to personal and commercial customers. At December 31, 2007, Alliance & Leicester Group had ordinary shareholders’ equity of £1,716 million and total assets of £79 billion. For the financial year ended December 31, 2007, the Alliance & Leicester Group reported profit attributable to ordinary shareholders of £257 million. At the end of 2007, Alliance & Leicester employed 7,293 people on a full time equivalent basis, had approximately 254 branches and some 5.5 million customers.
Circumstances related to the Group’s Venezuelan subsidiary
     Banco Santander informed on August 1, 2008 that it considered the sale of Banco de Venezuela to a Venezuelan private investor group, with whom certain undertakings were entered into, but the sale was not, however, agreed.
     Banco Santander has thereafter become aware of the interest of the Government of Venezuela in Banco de Venezuela, and is now in discussions with the Government.
Sale and leaseback of real estate assets
     On September 12, 2008, we announced that we had completed the transaction with the consortium led by the United Kingdom property investor Propinvest for the sale of the Santander Financial City (our principal executive offices) and its simultaneous lease-back for a period of 40 years, with a right to repurchase this property at the end of such period.
     The amount of the sale transaction is €1.9 billion, as initially contemplated. The capital gains obtained by Santander from this sale are close to €600 million that were not recorded in the profits of the third quarter of 2008.
     With this transaction, Banco Santander concludes the process involving the sale of its own buildings in Spain which commenced in 2007 within the framework of the ABN AMRO acquisition. The amount of assets sold was €4,434 million, with capital gains of approximately €1,680 million.
Acquisition of Bradford & Bingley’s direct channels and retail deposits
     In September 2008, following the announcement by HM Treasury (on September 29, 2008) to take Bradford & Bingley plc (B&B) into public ownership, the retail deposits, branch network and its related employees will transfer, under the provisions of the Banking (Special Provisions) Act 2008, to Abbey National plc.
     As outlined in the HM Treasury statement, all of B&B’s customer loans and treasury assets, which includes the £41 billion of mortgage assets, will be taken under public ownership.
     The transfer to Abbey consists of:
     • £20 billion retail deposit base with 2.7 million customers;
     • B&B’s direct channels including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees.
     The acquisition price has been £612 million. The transaction will be financed with the liquidity generated by the Group’s ordinary operations.
     The transfer of the B&B’s customers and their retail deposits further strengthens Abbey’s retail customer deposit base and franchise. It also allows Santander to deliver increased critical mass in the UK through greater distribution scale.

     The combined business of Abbey, Alliance & Leicester (A&L) and B&B will have 1,286 branches with a good geographic spread across the UK. In addition, it is also expected that upon completion of the transfer, Santander’s UK market share of retail deposits will increase to around 10%4, and the combined business will also have a customer base of 24 million.
Acquisition of 75.65% of Sovereign Bancorp
     On October 13, 2008, Banco Santander, S.A. and Sovereign Bancorp Inc., (“Sovereign”), parent company of Sovereign Bank, announced that Banco Santander will acquire Sovereign in a stock-for-stock transaction. At that date we owned 24.35% of Sovereign’s ordinary outstanding shares. The Capital and Finance Committee composed of independent directors of Sovereign requested that we consider acquiring the 75.65% of the company that we did not own. The Capital and Finance Committee evaluated the transaction and recommended the transaction to the full Board.
     Under the terms of the definitive transaction agreement, which was approved by the Executive Committee of Santander and unanimously approved by the non-Santander directors of Sovereign, Sovereign shareholders will receive 0.2924 Banco Santander American Depository Shares (ADSs) for every 1 share of Sovereign common stock they own (or 1 Banco Santander ADS for 3.42 Sovereign shares). Based on the closing stock price for Santander ADSs on Friday, October 10, 2008, the transaction has an aggregate value of approximately US$1.9 billion (€1.4 billion), or US$3.81 per share. The transaction meets Santander’s criteria for acquisitions, both strategically, by significantly enhancing the geographical diversification of the Group, and financially, with a projected net profit for Sovereign of $750 million in 2011. See “Cautionary Statement Regarding Forward-Looking Statements”.
     The transaction is subject to customary closing conditions, including necessary bank regulatory approvals in the U.S. and Spain and approval by both companies’ shareholders. Relational Investors, LLC has agreed to vote its 8.9% of Sovereign shares in favor of the transaction. In addition, all of the non-Santander directors have agreed to vote their shares in favor of the transaction. Banco Santander will call an Extraordinary General Meeting of the Bank’s shareholders to approve a capital increase and issuance of approximately 147 million new shares, or approximately 2% of Banco Santander’s capital. The transaction is expected to close in the first quarter of 2009.
     Sovereign Bancorp, Inc., is the parent company of Sovereign Bank, a financial institution with principal markets in the Northeastern United States. Sovereign Bank has 750 community banking offices, over 2,300 ATMs and approximately 12,000 team members. Sovereign offers a broad array of financial services and products including retail banking, business and corporate banking, cash management, capital markets, wealth management and insurance. Sovereign Bank reported stockholders’ equity of $8,234 million and total assets of $79,197 million, in each case at June 30, 2008. Sovereign Bank also reported $228 million of net income for the first half of 2008.
Sale of Porterbrook Leasing Company
     In October 2008 Abbey National plc (“Abbey”) reached an agreement to sell 100% of Porterbrook Leasing Company to a consortium of investors including Antin Infrastructure Partners (the BNP Paribas sponsored infrastructure fund), Deutsche Bank and Lloyds TSB. The price of the transaction has not been made public. The impact of the transaction in the Group is not material as it will only allow a reduction in financing of GBP 1 billion, approximately. Completion of the purchase is subject to regulatory approvals and is expected to take place before the end of 2008.
     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during the first six months of 2008:

		(b)		(d) Maximum number (or
		Average	(c) Total number of shares	approximate dollar value)
		price paid	(or units) purchased as	of shares (or units) that may
	(a) Total number of shares (or	per share	part of publicly announced	yet be purchased under the
2008	units) purchased	(or unit)	plans or programs	plans or programs
January	82,972,577	12.16	—	—
February	70,987,893	11.78	—	—
March	46,982,049	11.77	—	—
April	64,707,882	13.36	—	—
May	51,657,440	13.92	—	—
June	37,713,175	12.27	—	—
Total	355,021,016
     During the first six months of 2008, all purchases and sales of equity securities were made in open-market transactions.

4.	Retail deposit market share based upon combination of Abbey, A&L and B&B, subject to the transfer of B&B retail deposits.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.
By:	/s/ José Antonio Álvarez
	Name:	José Antonio Álvarez
	Title:	Chief Financial Officer

Date: October 29, 2008

INDEX TO FINANCIAL STATEMENTS
     (a) Index to Financial Statements

Page
Condensed Consolidated Balance Sheets as of June 30, 2008 (audited) and December 31, 2007	F-1

Condensed Consolidated Statements of Income for the Six Month Periods Ended June 30, 2008 (audited) and June 30, 2007	F-2

Notes to the audited Condensed Consolidated Financial Statements for the period ended June 30, 2008	F-5

SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30,2008 (UNAUDITED)
AND DECEMBER 31 2007 (NOTES 1 TO 3)
(Thousands of Euros)

		June 30,	December 31,
	Note	2008	2007
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		19,594,413	31,062,775

FINANCIAL ASSETS HELD FOR TRADING	5	135,997,280	158,806,860

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	31,314,469	24,829,441

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	38,725,563	44,348,907

LOANS AND RECEIVABLES	5	624,219,888	579,523,720

HELD-TO-MATURITY INVESTMENTS	5	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(484,567)	297,131

HEDGING DERIVATIVES		3,525,546	3,063,169
NON-CURRENT ASSETS HELD FOR SALE	6	2,706,627	10,156,429

INVESTMENTS:		17,210,923	15,689,127
Associates	7	17,210,923	15,689,127
Jointly controlled entities		—	—
INSURANCE CONTRACTS LINKED TO PENSIONS		2,497,284	2,525,550

REINSURANCE ASSETS		302,444	309,774

TANGIBLE ASSETS:	8	9,255,567	9,459,033
Property, plant and equipment		8,622,432	8,998,308
Investment property		633,135	460,725

INTANGIBLE ASSETS:	9	15,128,476	16,033,042
Goodwill		13,138,198	13,830,708
Other intangible assets		1,990,278	2,202,334

TAX ASSETS:		13,064,003	12,698,072
Current		2,177,692	1,845,310
Deferred		10,886,311	10,852,762

OTHER ASSETS		5,273,946	4,111,941

TOTAL ASSETS		918,331,862	912,914,971

		June 30,	December 31,
	Note	2008	2007
LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	10	111,169,182	123,398,293

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	10	36,957,205	39,718,002

FINANCIAL LIABILITIES AT AMORTIZED COST	10	668,208,621	646,411,202

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(819,266)	(516,725)

HEDGING DERIVATIVES		5,111,048	4,134,571

LIABILITIES ASSOCIATED WITH NON- CURRENT ASSETS HELD FOR SALE		57,846	63,420

LIABILITIES UNDER INSURANCE CONTRACTS		14,958,904	13,033,617

PROVISIONS	11	15,668,341	16,570,899

TAX LIABILITIES:		5,230,794	6,156,365
Current		1,570,152	2,412,133
Deferred		3,660,642	3,744,232

OTHER LIABILITIES		6,036,552	6,387,176

EQUITY REFUNDABLE ON DEMAND		—	-

TOTAL LIABILITIES		862,579,227	855,356,820

OWN FUNDS:	12	55,544,083	54,477,846
Capital		3,127,148	3,127,148
Share premium		20,370,128	20,370,128
Reserves		21,121,908	16,371,430
Other equity instruments-		7,090,591	7,086,881
Less: Treasury shares		(50,165)	(192)
Profit for the year attributable to the parent		4,730,267	9,060,258
Less: Dividends and remuneration	3	(845,794)	(1,537,807)

VALUATION ADJUSTMENTS:	12	(2,126,105)	722,036
Available-for-sale financial assets		(877,196)	1,393,202
Cash flow hedges		(158,089)	(31,051)
Hedges of net investments in foreign operations		1,381,005	638,474
Exchange differences		(2,436,071)	(1,276,749)
Non-current assets held for sale		—	—
Entities accounted for using the equity method		(35,754)	(1,840)

EQUITY ATTRIBUTABLE TO THE PARENT		53,417,978	55,199,882

MINORITY INTERESTS	12	2,334,657	2,358,269
Valuation adjustments		(206,502)	(73,622)
Other		2,541,159	2,431,891

TOTAL LIABILITIES AND EQUITY		918,331,862	912,914,971

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		70,749,994	76,216,585
CONTINGENT COMMITMENTS		129,552,613	114,676,563
The accompanying Notes 1 to 17 and Exhibits are an integral part of the consolidated balance sheet at June 30, 2008.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30 ,2008 AND 2007 (NOTES 1 TO 3)
(Thousands of Euros)

		(Debit) Credit
	Note	June 30, 2008	June 30, 2007(*)

INTEREST AND SIMILAR INCOME	13	24,908,639	21,720,155
INTEREST EXPENSE AND SIMILAR CHARGES		(16,428,154)	(14,299,019)
RETURN ON EQUITY REFUNDABLE ON DEMAND		—	—
INTEREST INCOME/(CHARGES)		8,480,485	7,421,136
INCOME FROM EQUITY INSTRUMENTS	13	318,807	288,170
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	7	614,023	159,800
FEE AND COMMISSION INCOME	13	4,854,398	4,733,340
FEE AND COMMISSION EXPENSE		(726,408)	(684,098)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	13	1,660,463	1,137,789
EXCHANGE DIFFERENCES (net)		7,804	143,643
OTHER OPERATING INCOME	13	4,707,302	3,749,903
OTHER OPERATING EXPENSES		(4,824,424)	(3,909,263)
GROSS OPERATING INCOME		15,092,450	13,040,420
ADMINISTRATIVE EXPENSES		(5,594,824)	(5,328,080)
Personnel expenses		(3,345,515)	(3,146,816)
Other general expenses		(2,249,309)	(2,181,264)
DEPRECIATION AND AMORTISATION		(614,876)	(621,529)
PROVISIONS (net)		(309,736)	(318,936)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(2,485,277)	(1,512,202)
PROFIT/(LOSS) FROM OPERATIONS		6,087,737	5,259,673
IMPAIRMENT LOSSES ON OTHER ASSETS (net)		(17,887)	(18,788)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		57,147	35,117
NEGATIVE CONSOLIDATION DIFFERENCE		—	—
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	1-f	(28,176)	615,213
PROFIT/LOSS BEFORE TAX		6,098,821	5,891,215
INCOME TAX		(1,109,272)	(1,227,182)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		4,989,549	4,664,033
PROFIT FROM DISCONTINUED OPERATIONS (Net)		2,563	62,787
CONSOLIDATED PROFIT FOR THE PERIOD		4,992,112	4,726,820
Profit for the period attributable to the parent		4,730,267	4,458,370
Profit attributable to minority interests		261,845	268,450

EARNINGS PER SHARE:
Basic (euros)	3	0.7100	0.7143
Diluted (euros)	3	0.7064	0.7110

The accompanying Notes 1 to 17 and Exhibits are an integral part of the consolidated income statement at June 30, 2008.

(*)	Reclassified in order to reflect the operations classified as discontinued in 2007.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	June 30, 2008	June 30, 2007

CONSOLIDATED PROFIT FOR THE PERIOD		4,992,112	4,726,820

OTHER RECOGNIZED INCOME/(EXPENSES)		(2,981,022)	(1,060,515)
Available-for-sale financial assets:		(3,099,656)	(1,115,567)
Revaluation gains/losses	5	(2,435,224)	(196,319)
Amounts transferred to income statement		(664,432)	(919,248)
Other reclassifications		—	—
Cash flow hedges:		(177,491)	(123,621)
Revaluation gains/losses		(164,359)	(123,621)
Amounts transferred to income statement		(13,132)	—
Amounts transferred at the initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedges of net investments in foreign operations:		742,531	33,664
Revaluation gains/losses		742,531	33,664
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences:		(1,202,768)	72,554
Revaluation gains/losses	7 and 9	(1,247,051)	26,593
Amounts transferred to income statement		44,283	45,961
Other reclassifications		—	—
Non-current assets held for sale:		—	—
Revaluation gains/losses		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Actuarial gains/losses on pension plans		—	—
Entities accounted for using the equity method:		(33,914)	(19,311)
Revaluation gains/losses		(33,914)	(19,311)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Other recognized income and expenses		—	—
Income tax		790,276	91,766

TOTAL RECOGNIZED INCOME/EXPENSES		2,011,090	3,666,305

Attributable to the parent		1,882,126	3,474,085
Attributable to minority interests		128,964	192,220
The accompanying notes 1 to 17 and Exhibits are an integral part of the condensed consolidated statement of recognized income and expense at June 30, 2008

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	June 30, 2008	June 30, 2007

A. CASH FLOWS FROM OPERATING ACTIVITIES		(14,719,283)	7,589,312

Consolidated profit for the period		4,992,112	4,726,820
Adjustments made to obtain the cash flows from operating activities:		4,231,260	3,957,598
Depreciation and amortization		614,876	621,529
Other		3,616,384	3,336,069
Net increase/(decrease) in operating assets and liabilities:		(23,008,904)	(606,050)
Operating assets		(30,992,361)	(48,160,564)
Operating liabilities		7,983,457	47,554,514
Collections/(Payments) of income tax		(933,751)	(489,056)

B. CASH FLOWS FROM INVESTING ACTIVITIES		7,976,613	(1,166,940)

Payments:		(1,737,453)	(1,818,894)
Tangible assets	8	(1,077,961)	(1,206,439)
Intangible assets		(120,368)	(400,278)
Investments	7	(539,124)	(189,928)
Subsidiaries and other business units		—	—
Non-current assets and associated liabilities held for sale		—	(22,249)
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Collections:		9,714,066	651,954
Tangible assets	8	553,639	321,190
Intangible assets		—	—
Investments		—	30,726
Subsidiaries and other business units		—	—
Non-current assets and associated liabilities held for sale	6	9,160,427	300,038
Held-to-maturity investments		—	—
Other collections related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		(4,642,851)	61,627

Payments:		(9,256,119)	(8,001,771)
Dividends	3	(2,532,372)	(1,918,925)
Subordinated liabilities		(564,940)	(1,876,422)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments	12	(4,444,223)	(3,938,302)
Other payments related to financing activities		(1,714,584)	(268,122)
Collections:		4,613,268	8,063,398
Subordinated liabilities		219,018	3,744,929
Issuance of own equity instruments		—	—
Disposal of own equity instruments	12	4,394,250	3,955,755
Other collections related to financing activities		—	362,714

D. EFFECT OF CHANGES IN EXCHANGE RATES		(82,841)	67,065

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(11,468,362)	6,551,064

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		31,062,775	13,835,149

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		19,594,413	20,386,213

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		2,588,699	2,375,687
Cash equivalents at central banks		17,005,714	18,010,526
Other financial assets		—	—
Less: Bank overdrafts refundable on demand		—	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD		19,594,413	20,386,213

     The accompanying notes 1 to 17 and exhibits are an integral part of the condensed consolidated cash flow statement at June 30, 2008.

Banco Santander, S.A. and Companies composing the Santander Group

Explanatory notes to the unaudited condensed consolidated half-yearly financial statements for the six-month period ended June 30, 2008

1. Introduction, basis of presentation of the condensed consolidated interim financial statements and other information
a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, the Santander Group (“the Group” or “the Santander Group”).

The Group’s condensed consolidated interim financial statements (“condensed consolidated half-yearly financial statements”) for the six-month period ended June 30, 2008, except Notes 16 and 17, were prepared and signed by the Group’s directors at the meeting held on July 21, 2008. The Group’s consolidated financial statements for 2007 were approved by the shareholders at the Bank’s Annual General Meeting on June 21, 2008.

b)	Basis of presentation of the condensed consolidated half-yearly financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2007 were prepared by the Bank’s directors (at the Board Meeting on March 24, 2008) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to the aforesaid consolidated financial statements and, accordingly, they presented fairly the Group’s equity and financial position at December 31, 2007, and the consolidated results of its operations, the consolidated recognized income and expense and the consolidated cash flows in 2007.

These condensed consolidated half-yearly financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial statements, in conformity with Article 12 of Royal Decree 1362/2007, taking into account the requirements of Spanish National Securities Market Commission (CNMV) Circular 1/2008, of January 30. The aforesaid half-yearly financial statements will be included in the half-yearly financial report for the first six months of 2008 to be presented by the Group in accordance with the aforementioned Circular 1/2008.

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances arising during the six-month period, rather than duplicating information reported in the previous consolidated financial statements authorized for issue. Consequently, these half-yearly financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and, accordingly, in order to properly comprehend the information included in these half-yearly financial statements, these should be read together with the Group’s consolidated financial statements for the year ended December 31, 2007.

The accounting policies and methods used in preparing these condensed consolidated half-yearly financial statements are the same as those applied in the consolidated financial statements for 2007, taking into account the standards and interpretations that came into force in the first half of 2008. Accordingly:
•	IFRIC 11 IFRS 2—Group and Treasury Share Transactions came into force and was adopted by the European Union in the first half of 2008. Under this interpretation, treasury or group share-based payment transactions shall be accounted for as equity-settled, regardless of how the equity instruments needed are obtained. The application of this interpretation did not have a material effect on the condensed consolidated half-yearly financial statements.

•	At the date of preparation of these half-yearly financial statements, the following interpretations had not yet been adopted by the European Union:
•	IFRIC 12 Service Concession Arrangements: owing to the nature of this interpretation, following its adoption by the European Union its application will not affect the consolidated financial statements.

•	IFRS 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction: this interpretation provides general guidance on how to ascertain the limit in IAS 19, Employee Benefits, on the amount of the surplus that can be recognized as an asset. It also explains how pension assets or liabilities can be affected when there is a statutory or contractual minimum funding requirement and establishes that the entity only needs to recognize an additional liability if it has a contractual obligation to make additional contributions to the plan and its capacity to recover them is restricted. The interpretation standardizes the practice and ensures that the entities recognize an asset in relation to a surplus on a consistent basis.
The formats of the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense and consolidated cash flow statement presented in these half-yearly financial statements differ only with respect to the presentation criteria of certain items and types of income from those presented in the Group’s consolidated financial statements at December 31, 2007, because the former were prepared in accordance with the models contained in Spanish National Securities Market Commission (CNMV) Circular 1/2008, which coincide, albeit in condensed format, with those expected to be applicable to Spanish credit institutions following the approval of the amendments to current Bank of Spain Circular 4/2004, which will be used by the Group in its financial statements for 2008. Pursuant to IAS 1, the comparative figures were reclassified.
The main differences between the financial statement formats in CNMV Circular 1/2008 with respect to the formats included in the Group’s consolidated financial statements at December 31, 2007 are as follows:
•	“Other Assets” and “Other Liabilities” group together the balance sheet line items “Prepayments and Accrued Income” and “Other Assets”, and “Accrued Expenses and Deferred Income” and “Other Liabilities”, included in the Group’s consolidated financial statements for 2007.

•	The balance of “Equity Having the Substance of a Financial Liability” (because it is not refundable on demand) was transferred to “Financial Liabilities at Amortized Cost” on the liability side of the consolidated balance sheet.

•	A new item included in the valuation adjustments in consolidated equity entitled “Entities Accounted for Using the Equity Method” was created, which includes separately the valuation adjustments recognized in equity originating from associates accounted for using the equity method.

•	“Net Interest Income” is excluded and a new income heading called “Interest Income/(Charges)”, consisting of the difference between “Interest and Similar Income” and “Interest Expense and Similar Charges” is introduced. The aforementioned interest currently also includes financial income and expenses from insurance activities and other non-financial activities that used to be presented separately.

•	The Insurance activity income is no longer presented on an aggregate basis but recognized, according to its nature, in various line items in the consolidated income statement, with the ensuing effect on each income statement total and line item.

•	A new margin entitled “Gross Operating Income” is added and “Gross Income” eliminated. The new “Gross Operating Income” is similar to the former “Gross Income”, except basically for the fact that it includes other operating income and expenses, which formerly were not part of gross income, and for the effect of including the interest expenses and financial charges from non-financial activities according to their nature.
•	“Sales and Income from the Provision of Non-Financial Services” and “Cost of Sales” are excluded and these items are recognized mainly under “Other Operating Income” and “Other Operating Expenses”, respectively.

•	The balance of “Impairment Losses (Net)” is separated into two different line items: “Impairment Losses on Financial Assets (Net)”, which includes the net impairment losses on financial assets other than equity instruments classified as investments; and “Impairment Losses on Other Assets (Net)”, which includes the net impairment losses on equity instruments classified as investments and on other non-financial assets.

•	“Net Operating Income” is eliminated and “Profit/(Loss) from Operations” is created. The difference between the two margins is basically that the latter, in contrast to the former, includes the finance income and costs from the Group’s non-financial activities, the net charge to impairment losses on financial instruments and the net charge to provisions.

•	“Other Gains” and “Other Losses” are excluded. They are replaced by the line items: “Gains/(Losses) on Disposal of Assets not Classified as Non-current Assets Held for Sale” and “Gains/(Losses) on Non-current Assets Held for Sale not Classified as Discontinued Operations”, which include mainly the balances of the excluded line items mentioned above. Other gains and losses that were recognized in the excluded line items but which are not included in the newly-created line items were classified in the consolidated income statement according to their nature.
The following table shows the main format adjustments made in our consolidated income statement as of June 30, 2008:

June 30, 2008
(Thousands of euros)

	Previous format	Adjustments		New format
Interest income	24,593,793			24,908,639	Interest and similar income
Interest expenses	(16,418,945)			(16,428,154)	Interest expense and similar charges
Interest income (charges)	8,174,848	305,637	a)	8,480,485	INTEREST INCOME/ (CHARGES)
Income from equity instruments	314,684	4,123		318,807	Income from equity instruments
NET INTEREST INCOME	8,489,532
Income from companies accounted for by the equity method	614,023	—		614,023	Income from companies accounted for by the equity method
Fee and commission income (net)	4,127,990	—		4,127,990	Fee and commission income (net)
Fee and commission expense		—			Fee and commission expense
Insurance activity income	180,207	(180,207)	a)
Gains/ Losses on financial assets and liabilities (net)	1,660,463	—		1,660,463	Gains/ Losses on financial assets and liabilities (net)
Exchange differences (net)	7,804	—		7,804	Exchange differences (net)
GROSS INCOME	15,080,019
Net income from non-financial activities	59,071	(59,071)	a)
Other operating income (net)	(76,070)	(41,052)	a)	(117,122)	Other operating income
Other operating expenses (4)		—			Other operating expenses
				15,092,450	GROSS OPERATING INCOME
Administrative expenses	(5,594,824)	—		(5,594,824)	Administrative expenses
a) Personnel expenses	(3,345,515)	—		(3,345,515)	a) Personnel expenses
b) Other general expenses	(2,249,309)	—		(2,249,309)	b) Other general expenses
Depreciation and amortization	(614,876)	—		(614,876)	Depreciation and amortization
NET OPERATING INCOME	8,853,320
		(309,736)	b)	(309,736)	Provisions (net)
		(2,485,277)	c)	(2,485,277)	Impairment losses on financial assets (net)
				6,087,737	PROFIT/ (LOSS) FROM OPERATIONS
Impairment losses (net)	(2,543,839)	2,525,952	c)	(17,887)	Impairment losses on other assets (net)
		57,147		57,147	Gains/ (Losses) on disposal of assets not classified as non-current assets held for sale
Net results on other disposals, provisions, and other income	(210,660)	210,660	b)
		(28,176)		(28,176)	Gains/(Losses) on non-current assets held for sale not classified as discontinued operations
PROFIT/ (LOSS) BEFORE TAX	6,098,821	—		6,098,821	PROFIT/ (LOSS) BEFORE TAX
Income tax	(1,109,272)	—		(1,109,272)	Income tax
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	4,989,549	—		4,989,549	PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS
Profit from discontinued operations (net)	2,563	—		2,563	Profit from discontinued operations (net)
CONSOLIDATED PROFIT FOR THE PERIOD	4,992,112	—		4,992,112	CONSOLIDATED PROFIT FOR THE PERIOD
Profit attributed to minority interests	261,845	—		261,845	b) Profit attributable to minority interests

PROFIT ATTRIBUTED TO THE GROUP (W/O CAPITAL GAINS)	4,730,267	—		4,730,267	a) Profit for the period attributable to the parent

a)	Interest income (expense) from insurance and non-financial activities is classified under net interest income with the rest of the financial activity. All other results are accounted under other operating income (net).

b)	Provisions (net) is now included as part of profit / loss from operations.

c)	Impairment losses on financial assets (net) is now included as part of the profit/loss from operations.
The main change affecting the Statement of recognized income and expense is the separate presentation under “Income Tax” of the tax effect of the changes in the items recognized directly in equity, except for “Entities Accounted for Using the Equity Method”, which is presented net of the related tax effect. Previously, all the items were presented net of the related tax effect.

All accounting policies and measurement bases with a material effect on the condensed consolidated half-yearly financial statements were applied in their preparation.

c)	Estimates made

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the condensed consolidated half-yearly financial statements. The main accounting policies and measurement bases are described in Note 2 to the 2007 consolidated financial statements.

In the condensed consolidated half-yearly financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:
1.	The income tax expense, which in accordance with IAS 34 is recognized in interim periods on the basis of the best estimate of the weighted average tax rate expected by the Group for the yearly period;

2.	The impairment losses on certain assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation; and

6.	The fair value of certain unquoted assets.
In the six-month period ended June 30, 2008 there were no significant changes in the estimates made at 2007 year-end other than those indicated in these half-yearly financial statements.

d)	Other matters

i.	Challenges of corporate resolutions

A detailed description of the objection to certain corporate resolutions adopted by the Bank’s shareholders at the General Meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004 and June 18, 2005 is provided in Note 1-d. i) to the Group’s consolidated financial statements for the year ended December 31, 2007.

There were no significant changes in relation to these matters between December 31, 2007 and the date of preparation of these half-yearly financial statements.

The directors of the Bank and their legal advisers consider that the objection to the aforementioned corporate resolutions will have no effect on the Group’s consolidated half-yearly financial statements.

ii.	Credit assignment transactions

The developments since 1992 in relation to certain claims brought against the Group in connection with certain credit assignment transactions performed are described in Note 1-d. ii) to the Group’s consolidated financial statements for the year ended December 31, 2007.

The only change in this connection between December 31, 2007 and the date of preparation of these half-yearly financial statements was as follows: in an interlocutory order of April 15, 2008, the Supreme Court dismissed the request filed by the Association for the Defense of Investors and Consumers for the decision handed down in the judgment of December 17, 2007 to be set aside.

e)	Contingent assets and liabilities

Note 2-o to the Group’s consolidated financial statements for the year ended December 31, 2007 includes information on the contingent assets and liabilities at that date. There were no significant changes in the

Group’s contingent assets and liabilities between December 31, 2007 and the date of preparation of these half-yearly financial statements.
f)	Comparative information

The information for 2007 contained in these consolidated half-yearly financial statements is presented solely for the purposes of comparison with the information relating to the six-month period ended June 30, 2008.

As discussed in Note 1-b), the comparative information was modified to adapt its presentation to the presentation formats of the main financial statements established in CNMV Circular 1/2008.

As a result of the Group’s divestment of the pensions business in Latin America, the results arising from the consolidation of these companies (EUR 62.7 million) were reclassified in the income statement for the six-month period ended June 30, 2007, as stipulated by current accounting regulations, from each of the headings under which they were recorded to “Profit from Discontinued Operations”. The Group’s profit at June 30, 2007 includes EUR 566 million classified under “Gains/(Losses) on Non-current Assets Held for Sale not Classified as Discontinued Operations” in relation to the gain obtained in that six-month period on the sale of the ownership interest held in the capital of the Italian company Intesa Sanpaolo.

g)	Seasonality of the Group’s transactions

Given the activities in which the Group companies engage, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the condensed consolidated half-yearly financial statements for the six-month period ended June 30, 2008.

h)	Materiality
In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality with respect to the half-yearly financial statements.

i)	Condensed consolidated cash flow statements

The following terms are used in the condensed consolidated cash flow statements with the meanings specified:
1.	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

2.	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

3.	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

4.	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.
In preparing the condensed consolidated cash flow statements, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as “cash and cash equivalents”. Accordingly, the Group classifies as cash and cash equivalents the balances recognized under “Cash and Balances with Central Banks” in the condensed consolidated balance sheet.

j)	Individual disclosures relating to Banco Santander, S.A.

The individual disclosures relating to Banco Santander, S.A. which were considered relevant for the purposes of the proper comprehension of the half-yearly financial report were included in the appropriate sections and notes of these half-yearly financial statements.
2. Santander Group
Appendixes I, II and III to the consolidated financial statements for the year ended December 31, 2007 include relevant information on the Group companies that were consolidated at that date and on the equity-accounted Group companies.
Also, Note 3 to the aforementioned financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2007, 2006 and 2005.
The most significant transaction carried out in 2007, namely the acquisition of ABN AMRO Holding N.V., and the developments seen to date, plus the significant acquisitions and disposals made by the Group in the first half of 2008 are detailed below:
a)	ABN AMRO Holding N.V. (“ABN AMRO”)

On July 20, 2007, having obtained the regulatory authorizations required to publish the documentation on the takeover bid for ABN AMRO, the Bank, together with the Royal Bank of Scotland Group plc, Fortis N.V. and Fortis S.A./N.V. (together, “the Banks”) formally launched, through RFS Holdings B.V., the offer for all the ordinary shares, ADSs and previously convertible preference shares of ABN AMRO. The initial acceptance period of this offer (“the Offer”) ended on October 5, 2007.

On October 10, 2007 the Banks declared the Offer to be unconditional. At that date, the owners of 86% of the ordinary share capital of ABN AMRO had accepted the Offer (including certain shares that the Banks already owned and had undertaken to contribute to RFS Holdings B.V.).

On this same date the commencement of an additional offer period was announced, during which the holders of ordinary shares and ADSs of ABN AMRO could sell them, under the same terms and conditions as those of the Offer, until October 31, 2007.

Once the aforementioned additional offer period had ended, the owners of 98.8% of the ordinary share capital of ABN AMRO (excluding its treasury shares) had definitively accepted the Offer.

At December 31, 2007, the investment made by the Bank amounted to EUR 20,615 million and consisted of the Bank’s 27.9% ownership interest in the share capital of RFS Holdings B.V., the holding entity of the shares of ABN AMRO.

Following all these actions, the spin-off of the business lines of ABN AMRO commenced with a view to their subsequent integration into each of the Banks. The following correspond to Santander: the Latin American Business Unit of ABN AMRO -basically Banco ABN AMRO Real S.A. (“Banco Real”) in Brazil-, the Banca Antoniana Popolare Veneta Spa Banking Group (“Antonveneta”), the cash relating to the sale of the consumer banking unit of ABN AMRO in the Netherlands -Interbank and DMC Consumer Finance-, plus 27.9% of the assets that were not allocated to any of the Banks of the consortium and which are intended to be disposed of. The spin-off process continued in 2008.

Accordingly, on March 4, the Dutch Central Bank expressed its acceptance of the overall spin-off plan, and in July 2008 it approved the individual spin-off plan of Banco Real and the businesses in Brazil. Subsequently, the Brazilian Central Bank approved Santander’s purchase transaction, thereby rendering it effective.

The volume of assets that Banco Real will contribute to the Group amount to approximately EUR 59,000 million.

The Group’s assets in Brazil will also comprise those corresponding to the asset management business of ABN AMRO in Brazil which were initially allocated to Fortis in the process of spinning off and integrating the assets of ABN AMRO which were acquired therefrom by the Bank in the first half of 2008 for EUR 209 million.

Also, on May 30, 2008 Banco Santander and Banca Monte dei Paschi di Siena announced the completion of the purchase and sale of Antonveneta (excluding Interbanca, its corporate banking subsidiary) for EUR 9,000 million, in execution of the agreement announced on November 8, 2007 which was only subject to approval by the competent authorities.

Following all these actions, and the valuation of the investment pursuant to current legislation, at June 30, 2008 the value of the Group’s investment in RFS Holding, B.V., corresponding basically to Banco Real, amounted to approximately EUR 12,965 million (Note 7-a).

Lastly, on June 2, 2008 Banco Santander announced that it had entered into a definitive agreement with General Electric whereby GE Commercial Finance would acquire Interbanca and the Bank would acquire the units of GE Money in Germany, Finland and Austria, its card units in the UK and Ireland and its car finance unit in the UK. The base price agreed for the two transactions is EUR 1,000 million each, subject to various adjustments. These transactions are expected to be completed in the fourth quarter of 2008 or the first quarter of 2009.

b)	Acquisitions and disposals

In addition to the foregoing, during the first six months of 2008 the most noteworthy acquisitions of ownership interests in the share capital of other entities and other significant corporate transactions were as follows:
BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (FIRST HALF OF 2008)

			Cost (Net) of the Combination (a) + (b)
			(Thousands of Euros)
			Amount (Net) Paid
			in the Acquisition	Fair Value of the
Name of the Entity			+ other Costs	Equity Instruments		% of Total Voting
(or Line of			Directly	(Net) Issued for		Rights at the
Business) Acquired		Effective Date of	Attributable to the	the Acquisition of	% of Voting Rights	Entity Subsequent
or Merged	Category	the Transaction	Combination (a)	the Entity (b)	Acquired	to Acquisition

REB Emprendimientos e Administradora de Bens Ltda	Acquisition	07/03/08	18,875	—	100%	100%
Luri, 3; S.A.	Incorporation	08/02/08	3,000	—	10%	10%
Services and Promotions Miami LLC	Formation	17/04/08	73,897	—	100%	100%
Services and Promotions Delaware Corporation	Incorporation	17/04/08	72,380	—	100%	100%
During the first six months of 2008 the most noteworthy acquisitions of ownership interests in the share capital of other entities and other significant corporate transactions were as follows:
DECREASE IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES OR OTHER TRANSACTIONS OF A SIMILAR NATURE (FIRST HALF OF 2008)

Name of the Entity				% of Total Voting
(or Line of Business)			% of Voting Rights	Rights at the	Profit/(Loss)
Disposed of, Spun-off		Effective Date of	Disposed of or	Entity Subsequent	(Thousands of
or Derecognized	Category	the Transaction	Derecognized	to Disposal	Euros)

Santander Mortgage Corp.	Merger	01/01/08	100%	—	—
Efectividad en Medios de Pago, S.A. de C.V.	Liquidation	25/03/08	100%	—	—
3. Dividends paid by the Bank and earnings per share
a)	Dividends paid by the Bank

The dividends paid by the Bank during the first six months of 2008 and 2007 were as follows:

	First Half of 2008			First Half of 2007
	% of the Notional		Amount (Thousands	% of the Notional		Amount (Thousands
	Amount	Euros per Share	of Euros)	Amount	Euros per Share	of Euros)

Ordinary shares	81.0%	0.40490	2,532,373	61.4%	0.30682	1,918,925
Other shares (without voting rights, redeemable, etc.)	—	—	—	—	—	—
Total dividends paid	81.0%	0.40490	2,532,373	61.4%	0.30682	1,918,925
Dividends paid out of profit	81.0%	0.40490	2,532,373	61.4%	0.30682	1,918,925
Dividends with a charge to reserves or share premium	—	—	—	—	—	—
Dividends paid in kind	—	—	—	—	—	—
•	On February 1 and May 1, 2008 dividends amounting to EUR 768,903 thousand and EUR 1,763,469 thousand, respectively, were paid with a charge to 2007 profit.

•	In addition to the dividends paid out of profit shown in the table above, during the first half of 2008 EUR 255,500 thousand were paid, with a charge to reserves, corresponding to the interest on the shares necessarily convertible into ordinary shares of the Bank’s new issue (“Valores Santander”) (Note 12).

•	From August 1 onwards, the first interim dividend will be paid out of 2008 profit, totaling EUR 845,794 thousand (EUR 0.135234 per share, up 10% on its 2007 equivalent). Since this dividend had already been agreed to at 30 June 2008 it is presented with a decrease in Group equity under “Own Funds — Dividends and Remuneration”.
b)	Earnings per share in continuing operations and discontinued operations

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	30/06/08	30/06/07

Profit attributable to the parent (thousands of euros)	4,730,267	4,458,370

Weighted average number of shares outstanding	6,225,848,618	6,241,449,399
Assumed conversion of convertible debt	436,460,939	—

Adjusted number of shares	6,662,309,558	6,241,449,399

Basic earnings per share (euros)	0.7100	0.7143

ii.	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	Thousands of Euros
	30/06/08	30/06/07

Net profit for the half year	4,730,267	4,458,370
Dilutive effect of changes in profit for the half year arising from potential conversion of ordinary shares	—	—

	4,730,267	4,458,370

Weighted average number of shares outstanding	6,225,848,618	6,241,449,399
Dilutive effect of:
Assumed conversion of convertible debt	436,460,939	—
Options/receipt of shares	33,906,865	29,425,336

Adjusted number of shares	6,696,216,423	6,270,874,735

Diluted earnings per share (euros)	0.7064	0.7110

4. Remuneration and other benefits paid to the Bank’s directors and senior managers
Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2007 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2007, 2006 and 2005.

The summary of the most significant disclosures on the aforementioned remuneration and benefits for the six-month periods ended June 30, 2008 and 2007 is as follows:
Remuneration of directors

	Thousands of Euros
	30/06/08	30/06/07

Members of the Board of Directors:
Type of remuneration-
Fixed remuneration	5,034	4,032
Variable remuneration	—	—
Attendance fees	661	578
Bylaw-stipulated emoluments	—	—
Transactions with shares and/or other financial instruments	6,612	—
Other	744	640

	13,051	5,250

Other benefits earned by the directors

	Thousands of Euros
	30/06/08	30/06/07

Members of the Board of Directors:
Other benefits-
Advances	—	—
Loans granted	2,087	1,586
Contributions to pension funds and plans	699	718
Pension funds and plans: obligations assumed	251,364	213,590
Life insurance premiums	912	791
Guarantees provided for directors	—	—
Remuneration of senior managers

	Thousands of Euros
	30/06/08	30/06/07

Senior management:
Total remuneration of senior management	35,042	11,969
The amounts disclosed in the tables in this note include, under “Transactions with Shares and/or Other Financial Instruments” for the executive directors, and under “Total Remuneration of Senior Management” for the senior managers, the remuneration in kind relating to the exercise of the share option plans of Banco Santander, S.A. and the delivery of shares of Banco Español de Crédito, S.A., as the case may be, arising from the exercise in the first half of 2008 of a portion of the options granted in the incentive plans approved by the shareholders at the Annual General Meeting of Banco Santander, S.A. held on June 18, 2005 and of Banco Español de Crédito, S.A. held on February 28, 2006. The aforementioned incentive plans and the share options granted are detailed in Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2007.
Also, it should be mentioned that the bonus or variable remuneration for 2007 earned by the directors and the senior managers was disclosed in the information on remuneration set forth in the financial statements for the aforementioned year and, therefore, the variable remuneration allocable to 2008 profit or loss, the approval of which will be adopted by the Board of Directors at year-end, will be set forth in the financial statements for the year in progress.
5. Financial assets
a)	Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to “Cash and Balances with Central Banks” and “Hedging Derivatives”, at June 30, 2008 and December 31, 2007 is as follows:

	Thousands of Euros
	30/06/08
		Other Financial
		Assets at Fair
	Financial Assets	Value through	Available-for-Sale	Loans and	Held-to-Maturity
	Held for Trading	Profit or Loss	Financial Assets	Receivables	Investments

Loans and advances to credit institutions	7,053,563	12,105,212	—	66,480,097	—
Loans and advances to customers	6,344,575	8,700,716	—	556,187,409	—
Debt instruments	56,659,355	7,900,008	31,556,826	1,552,382	—
Equity instruments	8,656,049	2,608,533	7,168,737	—	—
Trading derivatives	57,283,738	—	—	—	—

	135,997,280	31,314,469	38,725,563	624,219,888	—

	Thousands of Euros
	31/12/07
		Other Financial
		Assets at Fair
	Financial Assets	Value through	Available-for-Sale	Loans and	Held-to-Maturity
	Held for Trading	Profit or Loss	Financial Assets	Receivables	Investments

Loans and advances to credit institutions	12,294,559	6,865,073	—	38,482,972	—
Loans and advances to customers	23,704,481	8,021,623	—	539,372,409	—
Debt instruments	66,330,811	7,072,423	34,187,077	1,668,339	—
Equity instruments	9,744,466	2,870,322	10,161,830	—	—
Trading derivatives	46,732,543	—	—	—	—

	158,806,860	24,829,441	44,348,907	579,523,720	—

b)	Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 to the consolidated financial statements for the year ended December 31, 2007, as a general rule, changes in the carrying amounts of financial assets and liabilities are recognized with a balancing entry in the consolidated income statement. Notwithstanding the foregoing, in the case of available-for-sale financial assets the changes in value are recognized temporarily in consolidated equity under “Valuation Adjustments — Available-for-Sale Financial Assets”, unless they relate to exchange differences, in which case they are recognized in “Valuation Adjustments — Exchange Differences” (exchange differences arising on monetary financial assets are recognized in “Exchange Differences” in the consolidated income statement).

Items charged or credited to “Valuation Adjustments — Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences” remain in the Group’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation Adjustments — Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

At June 30, 2008 the Group had analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin at that date could be considered to arise from permanent impairment (at June 30, 2008 the allowances to cover impairment amounted to only EUR 107 million — EUR 103 million at December 31, 2007- see section b-2 of this Note). Accordingly, most of the changes in value of these assets are presented under “Valuation Adjustments — Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences”. The changes in the balance of valuation adjustments in the half-year period are recognized in the consolidated statement of recognized income and expense.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” and “Available-for-Sale Financial Assets” in the first half of 2008 and 2007 (see section b-1 above) were as follows:

	Thousands of Euros
	30/06/08	30/06/07

Balance at beginning of the period	8,899,362	8,392,309
Impairment losses charged to income for the period	2,805,664	1,856,417
Of which:
Individually assessed	2,882,065	1,873,746
Collectively assessed	399,264	553,005
Impairment losses reversed with a credit to income	(475,665)	(570,334)

Inclusion of entities in the Group	275	1,723
Write-off of impaired balances against recorded impairment allowance	(1,880,158)	(1,358,696)
Exchange differences and other changes	(103,003)	(93,622)
Transfers between allowances	8,637	37,002

Balance at end of the period	9,730,777	8,835,133

Of which:
By method of assessment:
Individually assessed	4,058,429	3,430,314
Arising from country risk	59,649	196,131
Arising from credit institutions	5,702	12,663
Collectively assessed	5,672,348	5,404,820
The written-off assets recovered in the first six months of 2008 and 2007 amounted to EUR 320,387 thousand and EUR 344,215 thousand, respectively. Considering these amounts and those recognized under “Impairment Losses Charged to Income” in the table above, the impairment losses on “Loans and Receivables” amounted to EUR 2,485,277 thousand and EUR 1,512,202 thousand in the first half of 2008 and 2007, respectively.

c)	Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables and available-for-sale financial assets considered to be impaired due to credit risk in the first six months of 2008 and 2007 is as follows:

	Millions of Euros
	30/06/08	30/06/07

Balance at beginning of the period	6,070	4,613
Net additions	4,372	2,051
Written-off assets	(1,880)	(1,359)
Exchange differences and other	(107)	15

Balance at end of the period	8,455	5,320

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.
6. Non-current assets held for sale
The breakdown of the Group’s non-current assets held for sale, by nature, at June 30, 2008 and December 31, 2007 is as follows:

	Millions of Euros
	30/06/08	31/12/07

Equity instruments	14,277	9,025,936
Of which: Antonveneta (Note 2-a)	—	9,000,000
Other assets	2,692,350	1,130,493
Of which: Ciudad Financiera business campus	644,999	625,124

	2,706,627	10,156,429

In the first half of 2008 Banco Santander entered into an agreement with the consortium led by Propinvest in relation to the sale of the Ciudad Financiera Santander business campus and the subsequent leaseback thereof for a term of 40 years, with the Bank reserving the right to a purchase option at market price at the end of the aforementioned term. This transaction is expected to be completed in the second half of 2008 and lies within the framework of the restricted private competition organized by Banco Santander to sell and subsequently leaseback a property portfolio owned by it in Spain of which it constitutes the final item. The price agreed for the Ciudad Financiera Santander business campus in EUR 1,900 million.
7. Investments
a)	Breakdown

The breakdown, by company, of the balance of “Investments” is as follows

	Thousands of Euros
	30/06/08	31/12/07

RFS Holdings B.V. (Note 2-a)	12,964,816	11,778,624
Cepsa	2,706,139	2,548,035
Sovereign	1,148,466	1,026,826
Attijariwafa Bank Société Anonyme	194,500	188,149
Other companies	197,002	147,493

	17,210,923	15,689,127

b)	Changes

The changes in the balance of this item during the first half of 2008 were as follows:

Thousands
of Euros

Balance at December 31, 2007	15,689,127

Purchases and capital increases	539,124
Of which:
Sovereign	227,668
RFS Holdings B.V. (Note 2-a)	209,836

Effect of equity accounting (*)	614,023
Exchange differences and other changes (**)	386,171
Dividends paid	(17,522)

Balance at 30 June 2008	17,210,923

(*)	Includes EUR 477,173 thousand relating to the gain generated in the first half of 2008 on the investment held in RFS Holdings B.V. (see Note 2-a).

(**)	Includes EUR 482,349 thousand relating to the exchange differences arising in connection with the investment in RFS Holding, B.V. Pursuant to current legislation, the changes in value of investments arising from changes in exchange rates were recognized with a charge to “Valuation Adjustments — Exchange Differences” in consolidated equity.

c)	Impairment losses

No impairment of the investments in associates was disclosed in the first half of 2008. At 2007 year-end impairment losses amounting to EUR 1,053 million on the investment in Sovereign were recognized (EUR 586 million relating to the implicit goodwill at Sovereign and EUR 104 million to exchange differences).
8.	Tangible assets
a)	Changes in the period

In the first six months of 2008 and 2007 tangible asset items were acquired for EUR 1,077,961 thousand and EUR 1,206,439 thousand, respectively. Also, in the first six months of 2008 and 2007 tangible asset items were disposed of with carrying amounts of EUR 495,200 thousand and EUR 292,407 thousand, respectively, giving rise to net gains on disposal of EUR 58,439 thousand and EUR 28,783 thousand, respectively.

b)	Impairment losses

There were no significant impairment losses on tangible assets in the first six months of 2008 and 2007.

c)	Tangible asset purchase commitments

At June 30, 2008 and 2007, the Group did not have any significant commitments to purchase tangible asset items.
9.	Intangible assets
a)	Goodwill

The breakdown, by company, of the balance of “Goodwill” is as follows:

	Thousands of Euros
	30/06/08	31/12/07

Abbey Group (United Kingdom)	7,560,626	8,167,868
Totta Group (Portugal)	1,640,746	1,640,746
CC Holding (AKB Germany)	824,483	824,483
Banco Santander Chile	607,693	680,937
Meridional Group (Brazil)	522,534	501,192
Grupo Financiero Santander Serfin (Mexico)	493,292	498,074
Drive Group	400,095	419,481
Banesto	372,675	372,655
Interbanco, S.A.	162,295	163,438
Santander Consumer Bank AS (Norway)	133,310	133,742
Finconsumo (Italy)	105,921	105,921
Other companies	314,528	322,171

	13,138,198	13,830,708

The changes arising in goodwill between December 31, 2007 and June 30, 2008 relate mainly to exchange differences which, pursuant to current literature, were recognized with a charge to “Valuation Adjustments — Exchange Differences” in net equity. The change in the balance of this heading is disclosed in the consolidated statement of recognized income and expense.

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyzes the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarization- among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

In accordance with the foregoing, and based on the estimates, projections and valuations available to the Bank’s directors, in the first six months of 2008 there were no significant impairment losses which required recognition.

b)	Other intangible assets

There were no significant impairment losses with respect to intangible assets in the first half of 2008.
10.	Financial liabilities
a)	Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Group’s financial liabilities, other than “Hedging Derivatives”, at June 30, 2008 and December 31, 2007 is as follows:

	Thousands of Euros
	30/06/08			31/12/07
		Other Financial			Other Financial
	Financial	Liabilities at Fair	Financial	Financial	Liabilities at Fair	Financial
	Liabilities Held	Value through	Liabilities at	Liabilities Held	Value through	Liabilities at
	for Trading	Profit or Loss	Amortized Cost	for Trading	Profit or Loss	Amortized Cost

Deposits from central banks	—	916,580	6,774,555	—	6,562,328	22,185,751
Deposits from credit institutions	24,165,275	17,616,833	64,057,898	23,254,111	12,207,579	48,687,539
Customer deposits	13,212,850	10,266,303	318,752,664	27,992,480	10,669,058	316,744,981
Marketable debt securities	10,211,964	8,157,489	220,878,355	17,090,935	10,279,037	205,916,716
Trading derivatives	57,943,615	—	—	49,447,533	—	—
Subordinated liabilities	—	—	34,447,991	—	—	36,192,737
Short positions	5,635,478	—	—	5,613,234	—	—
Other financial liabilities	—	—	23,297,158	—	—	16,683,478

	111,169,182	36,957,205	668,208,621	123,398,293	39,718,002	646,411,202

These amounts include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity. These shares do not carry voting rights and are not cumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey amounting to GBP 325 million, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

b)	Information on issues, repurchases or redemption of debt instruments

Following is the detail, at June 30, 2008 and 2007, of the outstanding balance of debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in the related balance during the first six months of 2008 and 2007:

	Thousands of Euros
	30/06/08
	Outstanding Balance
	at Beginning of				Outstanding Balance
	Period		Repurchases or	Exchange Rate and	at End of Period
	01/01/08	Issues	Redemptions	Other Adjustments	30/06/08

Debt instruments issued in an EU member state, which required the registration of a prospectus	219,179,105	56.548.996	(37,503,828)	(5,634,384)	232,589,889
Debt instruments issued in an EU member state, which did not require the registration of a prospectus	393,889	549,895	(45,860)	51,776	949,700
Other debt instruments issued outside of EU member states	49,906,432	7,859,891	(15,464,994)	(2,145,119)	40,156,210

	269,479,426	64,958,782	(53,014,682)	(7,727,727)	273,695,799

	Thousands of Euros
	30/06/07
	Outstanding Balance
	at Beginning of				Outstanding Balance
	Period		Repurchases or	Exchange Rate and	at End of Period
	01/01/07	Issues	Redemptions	Other Adjustments	30/06/07

Debt instruments issued in an EU member state, which required the registration of a prospectus	184,815,911	61,909,558	(33,891,624)	1,519,816	214,353,661
Debt instruments issued in an EU member state, which did not require the registration of a prospectus	486,728	180,969	(37,264)	7,842	638,275
Other debt instruments issued outside of EU member states	49,531,327	29,148,610	(21,962,395)	(322,637)	56,394,905

	234,833,966	91,239,137	(55,891,283)	1,205,022	271,386,841

At June 30, 2008 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares, except the “Valores Santander” discussed in Note 34-a to the consolidated financial statements for the year ended December 31, 2007.

c)	Other issues guaranteed by the Group

At June 30, 2008 and 2007, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information on certain issues, repurchases or redemption of debt instruments

The main characteristics of the most significant issues, repurchases or redemptions made by the Group in the first six months of 2008, or guaranteed by the Bank or Group entities, were as follows:

Issuer Data				Data on the Transactions Performed in the First Half of 2008
								Amount
								of the Issue,	Balance				Risks
								Repurchase or	Outstanding				Additional to the
			Issuer or					Redemption	at 30/06/08		Market	Type of	Guarantee that
	Relatedness		Issue Credit			Type	Date of the	(Thousands	(Thousands of	Interest	where	Guarantee	the Group would
Name	to the Bank	Location	Rating	Transaction	ISIN Code	of Security	Transaction	of Euros)	Euros)	Rate	Traded	Given	Assume

BANESTO FINANCIAL PRODUCTS	Subsidiary	Ireland	AA/Aa2	Issue	XS0346070443	Senior debt	18/02/08	313,000	268,000	EU3M+ 0.12%	DUBLIN	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0362266842	Senior debt	20/05/08	750,000	750,000	5.19%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0364909001	Senior debt	05/06/08	580,000	580,000	5.10%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0359776944	Senior debt	28/04/08	1,500,000	1,500,000	EU3M+ 0.75%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0361918484	Senior debt	23/05/08	755,287	755,287	GB3M + 0.65%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0366134673	Senior debt	03/06/08	1,000,000	1,000,000	EU3M+0.53%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0356944636	Senior debt	11/04/08	2,500,000	2,500,000	5.13%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0368531157	Senior debt	11/06/08	254,524	254,524	GB3M + 0.19%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Aaa/AAA/AAA	Issue	PTBSPK1E0010	Mortgage bonds	23/05/08	1,000,000	1,000,000	4.75%	LISBON	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Aa3/AA/AA	Issue	PTBSPPOM0019	Senior debt	18/06/08	645,000	645,000	5.67%	LUXEMBOURG	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Aa3/AA	Issue	PTBSPNOM0011	Senior debt	02/06/08	200,000	200,000	3-M EURIBOR	LUXEMBOURG	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Issue	XS0371654095	Senior debt	30/06/08	276,640	276,640	7.13%	LONDON	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0373176832	Senior debt	27/06/08	1,250,000	1,250,000	EU3M+0.60%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0372196229	Senior debt	30/06/08	1,250,000	1,250,000	6.01%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0372196062	Senior debt	27/06/08	1,250,000	1,250,000	6.07%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0373176915	Senior debt	27/06/08	1,250,000	1,250,000	EU3M+0.75%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
BANESTO FINANCIAL PRODUCTS	Subsidiary	Ireland	AA/Aa2	Issue	XS0357163517	Senior debt	04/04/08	200,000	200,000	4.75%	DUBLIN	—	N/A
BANESTO FINANCIAL PRODUCTS	Subsidiary	Ireland	AA/Aa2	Issue	XS0367624979	Senior debt	29/05/08	262,000	262,000	4.78%	DUBLIN	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0240341270	Senior debt	30/01/08	201,599	—	CDOR+0.07%	LONDON	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0246598956	Senior debt	07/03/08	500,000	—	EU3M+0.03%	LONDON	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0248022567	Senior debt	17/03/08	300,000	—	EU1M+0,01%	LONDON	—	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	Ireland	AA/Aa2	Repayment	XS0268649927	Senior debt	31/03/08	1,000,000	—	EU3M+0.03%	DUBLIN	—	N/A
SANTANDER US DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Repayment	US802815AF72	Senior debt	06/02/08	960,022	—	US3M + 0.01%	LONDON	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL LIMITED	Subsidiary	Cayman Islands	AA /Aa1/AA	Repayment	XS0083812593	Senior debt	12/02/08	304,767	—	5.38%	LONDON	Banco Santander, S.A. guarantee	N/A

Issuer Data				Data on the Transactions Performed in the First Half of 2008
								Amount
								of the Issue,	Balance				Risks
								Repurchase or	Outstanding				Additional to the
			Issuer or					Redemption	at 30/06/08		Market	Type of	Guarantee that
	Relatedness		Issue Credit			Type	Date of the	(Thousands	(Thousands of	Interest	where	Guarantee	the Group would
Name	to the Bank	Location	Rating	Transaction	ISIN Code	of Security	Transaction	of Euros)	Euros)	Rate	Traded	Given	Assume

SANTANDER INTERNATIONAL LIMITED	Subsidiary	Cayman Islands	AA /Aa1/AA	Repayment	DE0002302353	Senior debt	12/02/08	255,646	—	5.38%	LONDON	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Repayment	XS0212282494	Senior debt	22/02/08	1,000,000	—	EU3M+0.05%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Repayment	XS0214650896	Senior debt	18/03/08	1,500,000	—	EU3M+0.05%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Repayment	XS0322089755	Senior debt	21/01/08	2,000,000	—	EU3M+0.125%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0141581461	Senior debt	16/04/08	477,048	—	ZERO COUPON	LONDON	—	N/A
SANTANDER INTERNATIONAL LIMITED	Subsidiary	Cayman Islands	AA /Aa1/AA	Repayment	XS0086072492	Senior debt	03/04/08	206,583	—	EURCAC	LONDON	Banco Santander, S.A. guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0168047461	Senior debt	14/05/08	1,000,000	—	EU3M+0.125%	LONDON	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	A+/AA-	Repayment	XS0253929813	Senior debt	19/05/08	300,000	—	3-M EURIBOR	LUXEMBOURG	—	N/A
BANESTO FINANCIAL PRODUCTS	Subsidiary	Ireland	AA/Aa2	Repayment	XS0263384769	Senior debt	06/06/08	500,000	—	EU3M+0.05%	DUBLIN	—	N/A
ABBEY NATIONAL PLC	Subsidiary	United Kingdom	AA	Repayment	US002920AB26	Subordinated debt	15/06/08	316,276	—	6.70%	UNITED STATES	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Repayment	XS0219926150	Senior debt	02/06/08	500,000	—	EU3M+ 0.07%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A

(a)	The amounts relating to securities denominated in foreign currencies were converted to euros at the exchange rate prevailing at the end of the corresponding six-month period.

11.	Provisions
a)	Breakdown

The breakdown of the balance of “Provisions” is as follows:

	Thousands of Euros
	30/06/08	31/12/07

Provisions for pensions and similar obligations	11,421,092	11,819,748
Provisions for contingent liabilities and commitments:	723,195	636,316
Of which: country risk	49,910	48,831

Provisions for taxes, legal contingencies and other provisions	3,524,054	4,114,835

Provisions	15,668,341	16,570,899

b)	Provisions for taxes, legal contingencies and other provisions

The balance of this heading, which includes, inter alia, provisions for restructuring costs and tax and legal litigation, was estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources from the Group depends on each obligation; in certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.

c)	Litigation

i.	Tax litigation

At 30 June 2008, the main tax disputes concerning the Group were as follows:
•	The “Mandado de Segurança” filed by Banco Santander Banespa, S.A. claiming its right to pay Brazilian income tax at a rate of 8%. On January 14, 2008, an unfavorable judgment was handed down by the Federal Regional Court, against which the related special and extraordinary appeal was filed at a higher court on June 9, 2008.

•	The “Mandado de Segurança” filed by Banco Santander Banespa, S.A. claiming its right to consider deductible the Brazilian income tax in the calculation of the related corporation tax. This action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting to have the claimability of the tax debt stayed and obtaining permission to deposit with the courts the amounts in question. On October 1, 2007, an unfavorable judgment was handed down by the Federal Regional Court which was appealed against by Banco Santander S.A. (Brazil) through a request for an amendment of judgment filed on October 8, 2007. On March 6, 2008 the Court rejected this request and dismissed the subsequent appeal, although the directors of Banco Santander S.A. (Brazil) intend to file a special and extraordinary appeal against the judgment at a higher court.

•	The “Mandado de Segurança” filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. The “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. On September 13, 2007, this Court handed down a favorable judgment. The Brazilian federal authorities have filed an appeal against this judgment at a higher court.

•	A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. The legal advisers of Abbey National Treasury Services plc considered that the grounds to contest this claim were well-founded, proof of which is that a favorable judgment was handed down at first instance in September 2006, although the judgment was appealed against by the tax authorities in January 2007. However, in December 2006 an unfavorable judgment for another taxpayer was handed down on another proceeding which might affect this case.
At 30 June 2008, other less significant tax litigation was in progress.

ii.	Legal litigation

At June 30, 2008, the main legal litigation concerning the Group was as follows:
•	Misselling: claims associated with the sale by Abbey of certain financial products to its customers.

The provisions recorded by Abbey in this connection were calculated on the basis of the best estimate of the number of claims that will be received, of the percentage of claims that will be upheld and of the related amounts.

•	LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to EUR 30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006. The Bank has filed extraordinary appeals on grounds of procedural infringements and an extraordinary cassation appeal against the aforementioned decision.

•	Galesa de Promociones, S.A.: small claims proceeding at Elche Court of First Instance no. 4 (case no. 419/1994), in connection with the claim filed by Galesa de Promociones, S.A. (Galesa) requesting the Court to annul a previous legal foreclosure proceeding brought by the Bank against the plaintiff in 1992, which culminated in the foreclosure of certain properties that were subsequently sold by auction.

The judgments handed down at first and second instance were in the Bank’s favor. The cassation appeal filed by Galesa at the Supreme Court was upheld by virtue of a decision on November 24, 2004 which ordered the reversal of the legal foreclosure proceeding to before the date on which the auctions were held. On June 8, 2006, Galesa filed a claim for the enforcement of the decision handed down by the Supreme Court, requesting that the Bank be ordered to pay EUR 56 million, the estimated value of the properties, plus a further EUR 33 million for loss of profit. The Bank challenged this claim on the grounds that the Supreme Court decision could not be enforced -since no order had been pronounced against the Bank, but rather a proceeding had merely been annulled- and it also argued that the damages requested would have to be ruled upon by an express court decision, which had not been pronounced.

The Elche Court of First Instance, by virtue of an order dated September 18, 2006, found in favor of the Bank, and referred the plaintiff to the appropriate ordinary proceeding for the valuation of the aforementioned damages.

Galesa filed an appeal for reconsideration, which was dismissed by a resolution on November 11, 2006. Galesa lodged an appeal against this resolution at the Alicante Provincial Appellate Court. This appeal was in turn contested by the Bank and a favorable judgment was handed down

•	Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay EUR 1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional EUR 72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, revoking the decision handed down at first instance and dismissing the appeal lodged by Inversión Hogar, S.A. Inversión Hogar, S.A. as it had announced, on completion of the clarification procedure, filed a cassation appeal against the aforementioned decision and an extraordinary appeal against procedural infringements at the Civil Chamber of the Supreme Court, which was given leave to proceed by the Madrid Provincial Appellate Court.

•	Complaint in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately EUR 43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander

Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.

This complaint was duly contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008 although it was subsequently suspended until the exception for a preliminary ruling filed by the Bank is resolved.

•	On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity GAESCO BOLSA, SOCIEDAD DE VALORES, S.A., in respect of the claim for EUR 66,418 thousand that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and the financial transactions per the agreement. To date no arbitral award has been rendered in this connection.

•	Former Banespa employees: claim filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s by-laws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the Bank did not make a profit and partial payments were made from 1996 to 2000 in variables percentages as agreed by the Board of Directors, the aforementioned clause being eliminated from the by-laws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, S.A. to pay the half-yearly bonus and the Bank lodged an appeal at the High Labor Court. A decision was handed down on June 25, 2008 which largely upheld the previous decision. The related appeals against this decision will be filed at the High Labor Court and at the Federal Supreme Court, as applicable.

•	Absorption of Banco Noroeste by Banco Santander Brasil: Three claims filed by minority shareholders of the former Banco Noroeste requesting, in addition to compensation for damage and losses, the annulment of the shareholders’ meeting that approved the merger between Banco Noroeste and Banco Santander Brasil, arguing that when the merger took place they should have been offered a market value that would have enabled them to decide whether or not to sell their shares at that value.

In the three cases, judgments were handed down at first instance, one of which found in favor of the Bank and the other two against it. In the latter two cases the shareholders’ meeting was not declared null and void but rather the Bank was ordered to pay compensation. Appeals were filed against these judgments.

The Sao Paulo Court of Justice has recently handed down joint judgments on three appeals at second instance, considering that Santander should have duly prepared a valuation report using the disposal value method thereby establishing that the minority shareholders be indemnified.

In the case of the shareholders that sold their shares, the Court indicated that they should receive the difference between the value at which they sold their shares (equity value) and market value (calculated as the disposal value) at that time, plus interest. In the case of the shareholders that did not sell, the Court considers that they should receive the market value at that time plus interest, less the present value of their shares. Unlike the judgments handed down at first instance, lost profit and damnum emergens were excluded and the amount of lawyers’ fees was reduced. An appeal against this judgment will be filed at higher courts.
At June 30, 2008, other less significant legal litigation was in progress.

The total amount of payments made by the Group arising from lawsuits in the first six months of 2008 and 2007 is not material with respect to the accompanying condensed consolidated half-yearly financial statements taken as a whole.
12.	Equity
In the first half of 2008 and 2007 there were no other quantitative or qualitative changes in the Group’s equity other than those indicated in the consolidated statements of changes in equity below:

	Equity Attributable to the Parent
	Equity
		Share Premium			Profit for the
		and Reserves Less		Less:	Period
	Share	Dividends and	Other Equity	Treasury	Attributable	Valuation	Minority	Total
	Capital	Remuneration	Instruments	Shares	to the Parent	Adjustments	Interests	Equity

Balance at 31/12/07	3,127,148	35,203,751	7,086,881	(192)	9,060,258	722,036	2,358,269	57,558,151
Adjustments due to changes in accounting policies
Adjustments due to errors
Adjusted beginning balance	3,127,148	35,203,751	7,086,881	(192)	9,060,258	722,036	2,358,269	57,558,151

Total recognized income/(expense)	—	—	—	—	4,730,267	(2,848,141)	128,964	2,011,090
Other changes in equity	—	5,442,491	3,710	(49,973)	(9,060,258)	—	(152,576)	(3,816,606)
Capital increases/reductions	—	—	—	—	—		73,863	73,863
Conversion of financial liabilities into capital	—	—	—	—	—			—
Increase in other equity instruments	—	—	39,967	—	—			39,967
Reclassification from/to financial liabilities	—	—	—	—	—			—
Distribution of dividends	—	(3,378,166)	—	—	—		(189,552)	(3,567,718)
Own equity instrument transactions (net)	—	(4,932)	—	(49,973)	—			(54,905)
Transfers between equity accounts	—	9,061,279	(1,021)	—	(9,060,258)			—
Increases/(decreases) due to business combinations	—	—	—	—	—			—
Payments with equity instruments	—	—	(35,236)	—	—			(35,236)
Other increases/(decreases) in equity	—	(235,690)	—	—			(36,887)	(272,577)

Balance at 30/06/08	3,127,148	40,646,242	7,090,591	(50,165)	4,730,267	(2,126,105)	2,334,657	55,752,635

The balance of “Distribution of Dividends” includes the first dividend agreed upon out of 2008 profit, totaling EUR 845,794 thousand, which will be paid on August 1, 2008.
The most significant balance recognized under “Other Decreases in Equity” relates to interest paid to “Valores Santander”.

	Equity Attributable to the Parent
	Equity
		Share Premium			Profit for the
		and Reserves Less	Other	Less:	Period
	Share	Dividends and	Equity	Treasury	Attributable	Valuation	Minority	Total
	Capital	Remuneration	Instruments	Shares	to the Parent	Adjustments	Interests	Equity

Balance at 31/12/06	3,127,148	31,322,390	62,118	(126,801)	7,595,947	2,870,757	2,220,743	47,072,302
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	3,127,148	31,322,390	62,118	(126,801)	7,595,947	2,870,757	2,220,743	47,072,302
Total recognized income/(expense)	—	—	—	—	4,458,370	(984,285)	192,220	3,666,305
Other changes in equity	—	4,912,387	182,973	17,453	(7,595,947)	—	(109,036)	(2,592,170)
Capital increases/reductions	—	—	—	—	—	—	203,718	203,718
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—
Increase in other equity instruments	—	—	200,923	—	—	—	—	200,923
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(2,687,828)	—	—	—	—	(306,548)	(2,994,376)
Own equity instrument transactions (net)	—	(2,014)	—	17,453	—	—	—	15,439
Transfers between equity accounts	—	7,608,065	(12,118)	—	(7,595,947)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—
Other increases/(decreases) in equity	—	(5,836)	5,832	—	—	—	(6,206)	(17,874)

Balance at 30/06/07	3,127,148	36,234,777	245,091	(109,348)	4,458,370	1,886,472	2,303,927	48,146,437

a)	Issued capital

The number of shares and the par value of the share capital at June 30, 2008 and 2007 amounted to 6,254,296,579 shares and EUR 3,127,148,290, respectively.

b)	Other equity instruments

“Other Equity Instruments” includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other “Shareholders’ Equity” items. The most significant amount relates to “Valores Santander”.

Valores Santander

In the second half of 2007, in order to partially finance the takeover bid for ABN AMRO (Note 2-a), Santander Emisora 150, S.A.U. issued securities necessarily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”), amounting to EUR 7,000 million. These securities can be voluntarily exchanged for Bank shares on October 4, 2008, 2009, 2010 and 2011, and must be mandatorily exchanged on October 4, 2012.

The reference price of the Bank’s share for conversion purposes was set at EUR 16.04 per share, and the conversion ratio of the Bonds, i.e. the number of Bank shares corresponding to each Valor Santander for conversion purposes, is 311.76 shares for each Valor Santander. The nominal interest rate on these securities is 7.30% until October 4, 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.
13. Segment reporting
As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of “Interest and Similar Income” at June 30, 2008 and 2007 is as follows:

	Interest and Similar Income by
	Geographical Area
	(Thousands of Euros)
	Consolidated
Geographical Area	30/06/08	30/06/07

Spain	9,640,895	7,535,310
Abroad:	15,267,744	14,184,845
a) European Union	7,620,827	7,310,506
b) OECD countries	2,744,965	2,859,703
c) Other countries	4,901,952	4,014,636

Total	24,908,639	21,720,155

For Group management purposes, the primary level of segmentation, by geographical area, comprises four segments: three operating areas plus Financial Management and Holdings. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey) and Latin America, based on the location of our assets.
Following is the distribution of revenue, by geographical segment, used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under “Interest and Similar Income”, “Income from Equity Instruments”, “Fee and Commission Income”, “Gains/Losses on Financial Assets and Liabilities (Net)” and “Other Operating Income” in the accompanying consolidated income statements for the six-month periods ended June 30, 2008 and 2007.

	Revenue (Thousands of Euros)
	Revenue from External Customers		Inter-Segment Revenue		Total Revenue
Segments	30/06/08	30/06/07	30/06/08	30/06/07	30/06/08	30/06/07

Continental Europe	19,434,130	16,767,537	524,455	889,646	19,958,585	17,657,183
United Kingdom	6,670,536	6,057,329	240,799	293,374	6,911,335	6,350,703
Latin America	10,596,794	9,068,233	193,932	1,231,595	10,790,726	10,299,828
Financial Management and Holdings	(251,851)	(263,742)	2,347,598	2,357,375	2,095,747	2,093,633
Inter-segment revenue adjustments and eliminations	—	—	(3,306,784)	(4,771,990)	(3,306,784)	(4,771,990)

TOTAL	36,449,609	31,629,357	—	—	36,449,609	31,629,357

Also, following is the reconciliation of the Group’s consolidated profit before tax for the six-month periods ended June 30, 2008 and 2007, by business segment and profit before tax as stated in the accompanying consolidated income statements for these six-month periods:

	Consolidated Profit
	(Thousands of Euros)
Segments	30/06/08	30/06/07

Continental Europe	2,441,665	2,525,165
United Kingdom	626,684	601,597
Latin America	1,627,596	1,560,705
Financial Management and Holdings	296,167	39,353
Total profit of the segments reported	4,992,112	4,726,820
(+/-) Unallocated profit	—	—
(+/-) Elimination of inter-segment profit	—	—
(+/-) Other profit/(loss)	—	—
(+/-) Income tax and/or profit from discontinued operations	1,106,709	1,164,395
Profit before tax	6,098,821	5,891,215
14. Related party transactions
The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its Board of Directors and the General Managers, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2008 and 2007, distinguishing between significant shareholders, members of the Bank’s Board of Directors, the Bank’s General Managers, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the corresponding compensation in kind was allocated.

Thousands of Euros
30/06/08
Group
Employees,
	Significant	Directors and	Companies or	Other Related
Expenses and Income	Shareholders	Executives	Entities	Parties	Total

Expenses:
Finance costs	—	337	9,840	14,863	25,040
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	12,323	—	12,323

	—	337	22,163	14,863	37,363

Income:
Finance income	—	325	86,843	57,787	144,955
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	10	25,633	19,407	45,050

	—	335	112,476	77,194	190,005

	Thousands of Euros
	30/06/08
			Group
			Employees,
	Significant	Directors and	Companies or	Other Related
Other Transactions	Shareholders	Executives	Entities	Parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	20,010	4,985,373	1,714,690	6,720,073
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	32,694	247,193	407,545	687,432
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	2,023	284,362	530,966	817,351
Guarantees received	—	—	—	—	—
Obligations	—	2,169	117,013	7,339	126,521
Obligations/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	9,732	—	87,588	97,320
Other transactions	—	—	9,371,875	811,771	10,183,646

Thousands of Euros
30/06/07
Group
Employees,
	Significant	Directors and	Companies or	Other Related
Expenses and Income	Shareholders	Executives	Entities	Parties	Total

Expenses:
Finance costs	—	—	12,400	2,889	15,289
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	9,870	—	9,870

	—	—	22,270	2,889	25,159

Income:
Finance income	—	—	49,446	38,658	88,104
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	21,036	26,804	47,840

	—	—	70,482	65,462	135,944

	Thousands of Euros
	30/06/07
			Group
			Employees,
	Significant	Directors and	Companies or	Other Related
Other Transactions	Shareholders	Executives	Entities	Parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	12,102	2,652,794	1,491,856	4,156,752
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	64,128	413,742	524,274	1,002,144
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	2,012	107,958	524,274	634,244
Guarantees received	—	—	—	—	—
Obligations	—	—	366,851	1,704	368,555
Obligations/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	31,676	—	64,509	96,185
Other transactions	—	1,270	8,364,894	1,150,151	9,516,315
In addition to the detail above, there are insurance contracts linked to pensions amounting to EUR 2,497 million at June 30, 2008 (June 30, 2007: EUR 2,568 million).
15. Average headcount
The average number of employees at the Group and at the Bank, by gender, during the six-month periods ended June 30, 2008 and 2007 was as follows:

	Bank		Group
Average Headcount	30/06/08	30/06/07	30/06/08	30/06/07

Men	13,089	13,387	67,303	65,839
Women	7,229	7,014	64,045	62,652

Total	20,318	20,401	131,348	128,491

16. Significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. generally accepted accounting principles
As described in Note 1, the accompanying Condensed Consolidated Financial Statements of Santander Group are prepared in accordance with IAS 34 as required to be applied under Bank of Spain’s Circular 4/2004, presented in accordance with IAS 34, and were prepared by applying the generally accepted accounting principles for the International Financial Reporting Standards, as adopted by the European Union pursuant to Regulation (EC) Nº 1606/2002 of the European Parliament of the Council of July 19, 2002. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). This Note includes relevant information about valuation differences, differences in Financial Statements presentation and additional disclosure requirements.
IFRS 1 “First-time Adoption of International Financial Reporting Standards” provides first-time adopters of the EU-IFRS with a number of exemptions and exceptions from full retrospective application, some of which were applicable to Santander Group. Had the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 been applied fully retrospectively, net income and shareholders’ equity under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 shown in the tables below would have been different and the reconciling items to U.S. GAAP shown below would also have been different.
The information included in this Note is classified as follows:

Note 16.1.	U.S. GAAP Recent Pronouncements
Note 16.2.	Significant valuation and income recognition principles under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
Note 16.3.	Net Income and Stockholders’ Equity reconciliations between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
Note 16.4.	Significant presentation differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
Note 16.5.	Consolidated financial statements
Note 16.6.	Preference Shares and Preferred Securities
Note 16.7.	Business combinations: Goodwill and Other assets and liabilities
Note 16.8.	Earnings per Share

16.1 U.S. GAAP Recent Pronouncements
A summary of the recent pronouncements that have been adopted by the Group as of June 30, 2008, is as follows:
1.	In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). This Standard defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts and supersedes the guidance in EITF 02-3, which prohibited the recognition of day-1 gains on certain derivative trades when determining the fair value of instruments traded in an active market. With the adoption of this Standard, these changes will be reflected as a cumulative effect adjustment to the opening balance of retained earnings. The Standard also requires reflecting its own credit standing when measuring the fair value of debt it has issued, including derivatives, prospectively from the date of adoption. SFAS No. 157 is effective for fiscal years beginning after January 1, 2008, with earlier adoption permitted. The adoption of this statement did not have any material impact on the Group’s financial position, results of operations or cash-flows.

2.	In February 2008, the FASB issued a Staff Position “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13” (FSP FAS 157-1) which amends SFAS 157 “Fair value measurements”, where leases that fall under the scope of SFAS 13 “Accounting for leases” are excluded from the scope of SFAS 157. FSP FAS 157-1 is effective on the adoption of SFAS 157. The adoption of FSP FAS 157-1 did not have any material impact on the Group’s financial position, results of operations or cash-flows.

3.	In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115’’. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. Eligible items include a financial asset and financial liability, a firm commitment involving financial instruments that would not otherwise be recognized at fair value, a written loan commitment, certain rights and obligations under an insurance contract, and certain rights and obligations under a warranty. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. In accordance with SFAS 159, the fair value option (1) can be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, (2) is irrevocable (unless a new election date occurs), and (3) cannot be applied to portions of instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted provided the entity also elects to apply the provisions of SFAS 157,’’Fair Value Measurements’’. Under U.S. GAAP, as of June 30, 2008 the Group has not applied the Fair Value Option, therefore, the application of this statement did not have any impact on the Group’s financial position, results of operations or cash-flows; however, the Group is assessing its application for future periods.

4.	In April 2007, the FASB issued a Staff Position “Amendment of FASB Interpretation No. 39 “(FSP FIN 39-1). FSP FIN 39-1 specifies the conditions that have to be met to enable an entity to offset amounts recognized in the balance sheet and clarifies when it is appropriate to offset amounts recognized for forwards, interest rate swaps, currency swaps, options and other conditional or exchange contracts. Offsetting of derivative contract fair values is permitted when executed with the same counterparty under a master netting agreement. FSP FIN 39-1 should be applied retrospectively for fiscal years beginning after November 15, 2007 with early adoption permitted. The adoption of FSP FIN 39-1 did not have any material impact on the Group’s financial position, results of operations or cash-flows.

5.	In November 2007, the SEC issued Staff Accounting Bulletin No. 109 (SAB 109), “Written Loan Commitments Recorded at Fair Value Through Earnings” which requires that the fair value of a written loan commitment that is marked to market through earnings should include the future cash flows related to the loan’s servicing rights. However, the fair value measurement of a written loan commitment still must exclude the expected net cash flows related to internally-developed intangible assets (such as customer relationship intangible assets). SAB 109 applies to two types of loan commitments: (1) written mortgage loan commitments for loans that will be held-for-sale when funded that are marked to market as derivatives under FAS 133 (derivative loan commitments); and (2) other written loan commitments that are accounted for at fair value through earnings under Statement 159’s fair-value election. SAB 109 supersedes SAB 105, which applied only to derivative loan commitments and allowed the expected future cash flows related to the associated servicing of the loan to be recognized only after the servicing asset had been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The adoption of SAB 109 did not have any material impact on the Group’s financial position, results of operations or cash-flows.
Additionally, a summary of the recent pronouncements that have been issued but have not yet been adopted by the Group as of June 30, 2008, is as follows:

1.	In February 2008, the FASB issued a Staff Position “Effective Date of FASB Statement No. 157” (FSP FAS 157-2) which delays the effective date of SFAS 157 for non-recurring fair value measurements of non financial assets and liabilities until fiscal years beginning after November 15, 2008. Entities are encouraged to adopt SFAS 157 in its entirety. FSP FAS 157-2 is effective upon issuance. The Group continues to evaluate the potential impact of the adoption of FSP FAS 157-2.

2.	In July 2007, the AICPA issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (SOP 07-1). SOP 07-1 clarifies which entities are in the scope of the AICPA Audit and Accounting Guide “Investment Companies”. In addition, SOP 07-1 establishes new criteria for a parent company or equity method investor to retain investment company accounting in their consolidated financial statements. Investment companies record all their investments at fair value with changes in value reflected in earnings. SOP 07-1 was effective for fiscal years beginning on or after December 15, 2007, however in February 2008 the FASB issued a Staff Position “Effective date of AICPA Statement of Position 07-1” (FSP SOP 07-1-1) which, in the majority of circumstances, indefinitely defers the adoption of SOP 07-1 for companies that had not adopted the statement by December 15, 2007.

3.	In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” which is a revision of SFAS 141. SFAS 141(R) defines the acquirer in a business combination as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The scope of SFAS 141 has also been extended to include all business combinations and not just those where control is obtained by transferring consideration. Assets acquired, liabilities assumed and any noncontrolling interest at the acquisition date must be recognized at their fair value, with limited exceptions, and contingencies are also recognized at fair value if it is more likely than not that they meet the definition of an asset or a liability. Contingent consideration should be measured initially and at each subsequent accounting period at fair value and all acquisition related costs should be expensed in the period in which the costs were incurred or the services received. SFAS 141(R) applies prospectively to business combinations where the acquisition date is on or after December 15, 2008. As SFAS 141(R) will be prospectively applied, its adoption will have no effect on the business combinations already recognized in the financial statements at the adoption date.

4.	In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” an amendment of ARB No. 51 “Consolidated Financial Statements”. The Statement requires that minority interests are presented in equity and on the face of the income statement separately from equity and income attributable to the parent. Changes in ownership interests without a change in control are accounted for as equity transactions and no gain or loss recognized in the income statement. When a subsidiary is deconsolidated any remaining minority interest should be initially measured at fair value and any gain or loss based on that value. SFAS 160 should be applied prospectively for fiscal years and interim periods beginning on or after December 15, 2008 except for the presentation and disclosure requirements which should be applied retrospectively for all periods presented. As SFAS 160 will be prospectively applied, its adoption will have no effect on changes in ownership interests that have already been recognized in the financial statements at the adoption date.

5.	In February 2008, the FASB released a Staff Position “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (FSP FAS 140-3). FSP FAS 140-3 clarifies the accounting where a security is sold and is subsequently subject to a repurchase agreement which is linked to the initial sale. Where the sale and the repurchase agreement are linked, the transaction is either accounted for as a forward rate agreement or, if the transfer meets the SFAS 140 criteria, as a sale unless certain conditions are met. The FSP is effective for repurchase financing in which the initial transfer is entered into in fiscal years beginning after November 15, 2008. Early adoption or retrospective application is prohibited. The adoption of FSP FAS 140-3 is not expected to have a material impact on the Group’s financial position or results of operations.

6.	In March 2008, the FASB released SFAS No. 161 “Disclosures About Derivative Instruments and Hedging Activities” (SFAS 161), an amendment of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 161 applies to all entities with derivative instruments subject to SFAS 133 as well as hedged items, bifurcated derivatives and non-derivative instruments that are designated and qualify as hedging instruments. The statement requires an entity to make certain qualitative disclosures about the derivative instruments it holds including, how and why they are used and the volume of activity, distinguishing between instruments used for risk management and those used for other purposes. There is also a requirement to disclose quantitative information regarding derivative instruments, in a tabular format, in order to highlight the effect that the use of these instruments has on the income statement, the balance sheet and the entity’s cashflows. An entity can elect not to disclose gains and losses on derivatives classified as trading, though alternative disclosures must be made. The effect of credit-risk-contingent features is also required to be disclosed. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early application encouraged. The adoption of SFAS 161 is not expected to have a material impact on the Group’s financial position, results of operations or cash-flows.

7.	In April 2008, the FASB issued FSP FAS 142-3 “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 “Goodwill and Other Intangible Assets”. The objective of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No.142 and the period of expected cash flows to measure the fair value of an asset under SFAS No. 141R “Business Combinations”, and other U.S. generally accepted accounting principle. The FSP FAS 142-3 is effective on January 1, 2009 and early adoption is prohibited. The Group is currently evaluating the impact of adopting FSP FAS 142-3 on its consolidated financial condition, operating results and cash flows.
8.	In May 2008, the FASB issued FASB Staff position No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This FASB Staff Position (FSP) clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14,“Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP nullifies EITF Issues No. 90-19 “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion”, and No. 03-7 “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock” (Instrument C of Issue No. 90-19). This FSP amends EITF Issues No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, No. 99-1 “Accounting for Debt Convertible into the Stock of a Consolidated Subsidiary”, No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, No. 04-8 “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”, No. 05- 1 “Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option”, and No. 06-7 “Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133”. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FSP APB 14-1 is not expected to have a material effect on the Group’s financial position, results of operations or cash-flows.

9.	In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement applies to financial statements of nongovernmental entities that are presented in conformity with GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Group will adopt this Statement, upon its effective date, for the preparation of its financial statements in future fiscal years.

10.	In May 2008, the FASB issued SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts” (“SFAS 163”). SFAS 163 clarifies accounting standards applicable to financial guarantee insurance contracts and specifies certain disclosures. SFAS 163 is effective for fiscal years beginning after December 15, 2008. The Group is currently evaluating the impact of adopting this statement on its consolidated financial condition, operating results and cash-flows.

11.	In September 2008, the FASB issued FSP FAS No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” FSP FAS No. 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” to exclude derivative instruments accounted for at fair value under SFAS No. 133. The FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP FAS No. 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of FSP FAS No. 133-1 and FIN 45-4 is not expect to have a material effect on the Group’s financial condition, results of operations or cash flows.

12.	In October 2008, the FASB issued a Staff Position, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS 157 “Fair value measurements”, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Group is currently evaluating the impact of adopting FSP FAS 157-3 on its consolidated financial condition, operating results and cash-flows.
16.2 Significant valuation and income recognition principles under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
Following is a description of the most significant valuation and income recognition principles under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, which differ among them, applicable to the financial statements of the Santander Group:

The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Business combinations, goodwill and intangible assets
Business combinations performed on or after January 1, 2004 whereby the Group obtains control over an entity are recognized for accounting purposes as follows:
•	The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity.

•	The fair values of the assets, liabilities and contingent liabilities of the acquiree, including any intangible assets which might have not been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

•	Any positive difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the business combination cost is recognized in “Other Gains” in the consolidated income statement.
Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first time consolidation, is allocated to:
•	specific assets and liabilities of the companies acquired,

•	to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that their fair value at the date of acquisition can be measured reliably, and

•	the remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units.
The cash generating units represent the Group’s geographical and/or business segments.
At the end of each reporting period goodwill is reviewed for impairment at a cash-generating-unit level and any impairment is written down with a charge to “Impairment Losses — Goodwill” in the consolidated income statement. An impairment loss recognized for goodwill is not reversed in a subsequent period.
In the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, we have used the goodwill existing at January 1, 2004, recalculated from euros to local currency as of the date it arose.
U.S. GAAP
SFAS 141 requires that all business combinations are accounted for using the purchase method. Business combinations are recognized as follows:
•	The Group measures the cost of the business combination as the fair value of the net assets at the time of acquisition.

•	Any excess of the acquisition cost over the value of the net assets is recognized as goodwill.

•	Any excess of the value of the net assets acquired over the acquisition cost is initially allocated to certain non-financial assets with any remaining amount being recognized in the income statement.

•	Income earned from the acquired company is recognized from the acquisition date.
Intangible assets acquired in a business combination must be identified and recognized separately from goodwill.
SFAS 142, requires that goodwill and intangible assets with indefinite useful lives are subject to an impairment test at a reporting unit level at least annually. These assets should be written-off to the extent that their carrying amount is not recoverable. An impairment loss recognized cannot be reversed in a subsequent period.

Consolidation procedures
i. Subsidiaries
“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise management control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.
ii. “Joint ventures” are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. The financial statements of investees classified as joint ventures are proportionately consolidated with those of the Bank.
iii. Associates
“Associates” are entities over which the Bank is in a position to exercise significant influence, but not control or jointly control, usually because it holds 20% or more of the voting power of the investee.
Investments in associates are accounted for using the equity method. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Group’s interest in the associate.
Generally, consolidation is required for, and limited to, all investments of greater than 50% of the outstanding voting rights, except when control does not rest with the majority owner.
To determine whether certain entities should be consolidated, FIN 46-R introduces the concept of a “Variable Interest Entity” (VIE). A VIE is an entity which fulfills one of the following criteria:
(1)	It has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties.

(2)	The equity investor cannot make significant decisions about the entity’s operations, or although it could, it doesn’t absorb the expected losses or receive the expected returns of the entity.

(3)	The equity investors have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involved are conducted on behalf of an investor with a disproportionately small voting interest.
A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.
US GAAP requires full consolidation of companies controlled by the parent company, whether as a result of voting rights or another mechanism after eliminating all intercompany transactions and recognizing minority interest.
Proportional consolidation for Joint Ventures is not permitted. Joint ventures are accounted for using the equity method.
The equity method is used to account for certain equity investments when the investor has significant influence over the investee (generally an investment of between 20% and 50% in the outstanding voting rights) but does not control the investee. Using the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.

Post-employment benefits
The Group recognizes under “Provisions — Provisions for Pensions and Similar Obligations” the present value of its defined benefit pension obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time.
“Plan assets” are defined as those that will be directly used to settle obligations and that meet specific conditions.
“Actuarial gains and losses” are deemed to be those arising from differences between previous actuarial assumptions and what has actually occurred in the plan and from changes in the actuarial assumptions used.
The Group uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher.
The past service cost —which arises from changes to current post-employment benefits or from the introduction of new benefits— is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.
“Other Long-Term Employee Benefits”, defined as commitments to early retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, commitments for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately.
Under U.S. GAAP, the Group applies the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits”, SFAS No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions” and SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, as applicable. Furthermore, the Group provides the required disclosures in accordance to SFAS No. 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88 and 106”.
These Standards do no significantly differ from the provisions followed and applied in our primary financial statements under IFRS, IAS 19 “Employee Benefits”.
A liability and a loss in net income are recognized for early retirement plans when the employees accept the offer and the amount can be reasonably estimated.

Financial instruments
Financial assets are included for measurement purposes in one of the following categories:
•	Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•	Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are managed jointly with “liabilities under insurance contracts” measured at fair value or with derivative financial instruments whose purpose and effect is to significantly reduce exposure to variations in fair value, or that are managed jointly with financial liabilities and derivatives for the purpose of significantly reducing overall exposure to interest rate risk.

•	Available-for-sale financial assets: this category includes debt instruments not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “financial assets held for trading” or as “other financial assets at fair value through profit or loss”.

•	Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors.
          The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).
•	The statistical percentages obtained from historical trends as determined by the Bank of Spain guidance (Circular) are applied, being the amounts determined within the range of possible estimated losses calculated internally.

•	Held-to-maturity investments: this category includes debt instruments with fixed maturity and with fixed or determinable payments.
As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal of previously recognized impairment losses, if any, is recognized in the consolidated income statement for the year in which the impairment ceases to exist or is reduced.
Investments in equity securities with readily determinable market values and all debt securities are classified as trading securities, available-for-sale securities, or held to maturity securities in accordance with SFAS 115.
Trading assets are debt and equity securities that are held principally for the purpose of sale in the near term. They are initially and subsequently recognized at fair value, with movements reported in the statement of income.
Debt and equity securities classified as available-for-sale represent securities not classified as either held to maturity or trading securities. They are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at fair value. Unrealized gains and losses on available-for-sale securities arising from changes in fair value are included in “Other comprehensive income” as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Foreign exchange differences on available-for-sale securities denominated in foreign currency are also excluded from earnings and recorded as part of the same separate component of equity.
Securities classified as available-for-sale are required to be reviewed on an individual basis to identify whether their fair value has declined to a level below amortized cost and, if so, whether the decline is other-than-temporary. If it is probable that an investor will be unable to collect all amounts due according to the contractual terms of a debt security, an other-than-temporary impairment is considered to have occurred. An other-than-temporary impairment may be required as a result of a decline in a security’s value due to deterioration in the issuer’s creditworthiness, an increase in market interest rates or a change in foreign exchange rates since acquisition. Other circumstances in which a decline in the fair value of a debt security may be other-than-temporary include situations where the security will be disposed of before it matures or the investment is not realizable. Provision is reflected in earnings as a realized loss for any impairment that is considered to be other-than-temporary.
The loan loss allowance should represent the best and most probable estimate of all possible scenarios, being the internally calculated amount determined within the range of possible estimated losses.
If an other-than-temporary impairment is recognized, the cost basis of the individual security is written down to fair value as a new cost basis. The new cost basis is not increased for subsequent recoveries in fair value.
Debt securities classified as held-to-maturity are securities that the Group has the positive intent and ability to hold to maturity. These securities are stated at amortized cost.
Under SFAS 155, financial assets and financial liabilities may be measured at fair value through the income statement where they contain substantive embedded derivatives that would otherwise require bifurcation under SFAS 133.

Preference Securities and Preference Shares
(See Note 16.6)
Following the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 consolidation rules, special purpose entities used to issue preference shares are consolidated.
Preference securities are classified as financial liabilities, and presented as “Subordinated Debt” or as “Equity Having The Substance of a Financial Liability” if they are shares. Preference securities and shares denominated in a foreign currency are retranslated at each balance sheet date. The dividends on preference securities and shares are recognized in the income statement as interest expense on an amortized cost basis using the effective interest method.
As a consequence of FIN 46-R certain special purpose entities which are used to issue preference shares are excluded from consolidation as the Group is no longer the primary beneficiary. These preference shares are recognized as subordinated deposits held by the Bank that act as a guarantee of the securities.
All other preference shares are classified in equity if they are not mandatorily redeemable and do not have redemption features that are not solely within the control of the issuer. The dividends on preference securities and shares are accounted for as an appropriation of profit.

Securitized assets
(See Notes 16.3.g and 17.1)
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:
1.	If the Group transfers substantially all the risks and rewards to third parties the transferred financial asset is derecognized and any right or obligation retained or created in the transfer is recognized simultaneously.

2.	If the Group retains substantially all the rights and rewards associated with the transferred financial asset, the transferred financial asset is not derecognized and continues to be measured by the same criteria used before the transfer. However:
a.	An associated financial liability is recognized for an amount equal to the consideration received.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability are recognized in the consolidated income statement.
3.	If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset, the following distinction must be made:
a.	If the transferor does not retain control, the transferred financial asset is derecognized and any right or obligation retained or created in the transfer is recognized.

b.	If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability shall be the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.
U.S. GAAP SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, requires that after a transfer of financial assets an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The statement contains rules for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” requires that a servicing asset or liability is recognized each time an entity undertakes an obligation to service a financial asset by entering into a servicing contract principally in a transfer of the servicer’s financial assets that either meets the requirements for sale accounting or is to a qualifying special-purpose entity in a guaranteed mortgage securitization.
Certain mortgage securitization vehicles held by the Group were considered “qualifying special purpose entities” under U.S. GAAP and therefore were outside the scope of FIN 46®. These securitizations were treated as sales and, where appropriate, a servicing asset and an interest-only security were recognized. Servicing assets are amortized over the periods in which the benefits are expected to be received and the interest-only security was accounted for as an available-for-sale security. Evaluation for impairment was conducted in accordance with EITF 99-20.
If previously derecognized assets no longer meet the requirements of SFAS 140, the assets are deemed to have been repurchased by the transferor at fair value. The recognized assets are classified as loans and subsequently measured at amortized cost. On rerecognition of the transferred assets, any difference between fair value on transfer and the book value of the asset will be recognized in the income statement as part of the effective interest calculation in accordance with SFAS 91.
Once an entity no longer meets the requirements for a qualifying special purpose entity it is no longer outside the scope of FIN 46® and will be subject to its provisions as described in the consolidation section above.
See notes 16.3 g) and 17.1 for details.

Derivative instruments and hedging activities
(See Notes 16.3.f and 17.3 )
All derivatives are recognized either as assets or liabilities on the balance sheet and measured at their fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as Trading or Hedging (of Cash Flow, of Fair Value or of a foreign currency investment exposure).
•	Effectiveness testing: the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 allows prospective and retrospective effectiveness testing.

•	Macro (portfolio) hedging is permitted.

•	Dynamic portfolio hedging is permitted.
Accounting for derivatives under U.S. GAAP is similar to that of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. There are however differences in their detailed application.
•	Effectiveness testing: retrospective testing may not be required if the short cut and matched terms methods can be used.

•	Macro hedging is not permitted.

•	Non-dynamic portfolio hedging requires that the individual items respond in a “generally proportionate manner” to the overall change in fair value of the aggregate portfolio; and that all cash flows of the hedged items be included in the hedge relationship.

Sale — Leaseback transactions involving real estate
(See Note 16.3.e)
According to IAS 17 a lease is classified as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset to the lessee; otherwise it is classified as an operating lease.
Under IAS 17, if a sale-leaseback transaction that involves real estate includes a genuine repurchase option (that is, an option whose exercise is not almost certain), that transaction should be accounted for as a sale and lease-back transaction. Any gain would be recognized based on the classification of the leaseback, as either operating (at the time of the sale-leaseback) or finance leases (over the lease term).
According to SFAS No. 13 leased properties are also classified as either operating or capital leases based on certain criteria, and any sale-leaseback properties involving real estate are dealt with in SFAS No. 66 and SFAS No. 98.
A sale- leaseback transaction that does not qualify for sale-leaseback accounting because of any form of continuing involvement (e.g. repurchase option at fair value under SFAS No. 98) by the seller-lessee other than a normal leaseback shall be accounted for by the deposit or financing method, whichever is appropriate under SFAS No. 98.
If a sale-leaseback transaction has to be reported as a financing method, the seller-lessee reports the sales proceeds as a liability, continues to report the real estate or the real estate and equipment as an asset, and continues to depreciate the property. Lease payments are considered interest payments, are accounted in the income statement and do not reduce the liability (sales proceeds).

16.3	Net Income and Stockholders’ Equity reconciliations between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

Following is a summary of the adjustments to consolidated net income and to consolidated Stockholders’ Equity which would be required if U.S. GAAP had been applied to the accompanying condensed consolidated financial statements.

Our primary financial statements have been prepared in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. For this reason, reconciliation to U.S. GAAP starts from our EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 financial statements. These adjustments are explained in the following Notes a — j.

After the reconciliation, the Comprehensive Income reporting required by SFAS 130 is disclosed. More information about it can be found in Note j.

			Thousands of Euros
			Increase (decrease)
NET INCOME			June 30, 2008	June 30, 2007
Net income in accordance with the EU-IFRS (*)			4,992,112	4,726,820
Less: Net income attributable to minority interest under the EU-IFRS (*) (**)			(261,845)	(268,450)

Net income attributable to the Group in accordance with the EU-IFRS (*)			4,730,267	4,458,370
Of which:
Continuing operations			4,728,749	4,409,006
Discontinued operations			1,518	49,364

Adjustments to conform to U.S. GAAP:
• Allowances for credit losses	(a	)	(145,048)	(249,985)
• Investment securities	(b	)	(1,598)	22,943
• Goodwill and business combinations	(d	)	55,488	2,210
• Premises and equipment	(e	)	(46,970)	(910)
• Hedge accounting: derivative instruments	(f	)	646,663	(173,084)
• Securitization	(g	)	(57,172)	250,742
• Pension liabilities and other post-employment benefits	(h	)	(249,407)	(138,506)
• Income taxes	(i	)	(49,275)	101,006

Total adjustments:			152,681	(185,584)

Net income attributable to the Group in accordance with U.S. GAAP			4,882,948	4,272,786
Of which:
Continuing operations			4,881,430	4,223,422
Discontinued operations			1,518	49,364

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(**)	Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 consolidated net income includes net income corresponding to the shareholders of both the Parent and the minority interests. Under U.S. GAAP, net income is made up only of the portion attributed to equity holders of the Parent. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the Minority Interests portion of net income.
The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of June 30, 2008.

			Thousands of Euros
			Increase (decrease)
			June 30,	December 31,
STOCKHOLDERS’ EQUITY			2008	2007
Total Equity attributable to the parent in accordance with the EU-IFRS (*)			53,417,978	55,199,882

Adjustments to conform to U.S. GAAP:
• Allowances for credit losses	(a	)	136,182	281,230
• Loans granted to purchase parent company shares	(c	)	(18,753)	(19,133)
• Investment securities	(b	)	—	—
• Goodwill and business combinations	(d	)	3,189,249	3,115,032
• Premises and equipment	(e	)	(1,936,152)	(1,890,253)
• Hedge accounting: derivative instruments	(f	)	(221,156)	(899,347)
• Securitization	(g	)	849,290	906,462
• Pension liabilities and other post-employment benefits	(h	)	67,177	117,816
• Taxes	(i	)	476,424	581,908

Total adjustments:			2,542,261	2,193,715

Stockholders’ Equity in accordance with U.S. GAAP			55,960,239	57,393,597

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of June 30, 2008.

Considering the adjustments included in the reconciliation, the Other Comprehensive Income information required by SFAS 130 is summarized in the table below:

	Thousands of Euros
	Increase (decrease)
	June 30, 2008	December 31, 2007

CHANGES IN EQUITY FROM NON-OWNER SOURCES

Accumulated Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities	(973,365)	1,275,349
• Net gains (losses) on derivative instruments	(183,000)	(58,655)
• Foreign currency translation adjustment	(8,150,420)	(7,884,100)
• Pension liabilities and other post-employment benefits	(110)	(137,944)

Total Accumulated Other Comprehensive Income	(9,306,895)	(6,805,350)

COMPREHENSIVE INCOME

Net income attributable to the Group in accordance with U.S. GAAP	4,882,948	7,296,817

Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities	(2,248,714)	(888,209)
• Net gains (losses) on derivative instruments	(124,345)	(107,907)
• Foreign currency translation adjustment	(266,320)	(1,136,495)
• Pension liabilities and other post-employment benefits	137,834	76,587

Other Comprehensive Income (see Note 16.3.j)	(2,501,545)	(2,056,024)

Comprehensive Income in accordance with U.S. GAAP	2,381,403	5,240,793
The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of June 30, 2008.

NOTES TO THE NET INCOME AND TO THE STOCKHOLDERS’ RECONCILIATION
Upon the adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, among other decisions permitted by the rules of adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the Bank decided to reclassify all held to maturity portfolio to the available-for-sale portfolio. Consequently, even though the decision was made in 2005, the Bank included the effect of this accounting change in its reconciliation to U.S. GAAP as of December 31, 2004.
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, some companies are consolidated by using the proportional consolidation method, which is not allowed under U.S. GAAP. The use of this method instead of the global integration method has no impact on the consolidated Stockholders’ Equity or on the consolidated net income attributable to the Group. In our June 2008 financial statements there were 15 entities (14 in December 2007) consolidated by the proportional method which, on an aggregated basis, have assets of €3,634 million and net income of €46 million (€3,092 and €99 million in December 2007, respectively), amounts that are not material, in light of the amounts involved as compared to our consolidated financial statements taken as a whole.
The adoption of FIN 46-R had no effect on stockholders’ equity or net income attributable to the Group, but changed the consolidation scope under U.S. GAAP, requiring the consolidation of some entities that previously were not consolidated (such as some securitization vehicles) and excluding others that previously were consolidated. As a result, most of our issuances of preference shares were classified as long term debt (€6,625,170 thousand and €6,988,882 thousand, at June 30, 2008 and December 31, 2007, respectively) and its share of net income considered as interest expense, while some issuances made from operating subsidiaries (i.e. Abbey and Banesto) were classified in Minority Interest (€758,722 thousand and €795,058 thousand, at June 30, 2008 and December 31, 2007, respectively), see Notes 17.2 and 17.6. Most of these changes in the consolidation scope were the same as those arising in the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The Group enters into transactions under which it lends and borrows stock using other stock as collateral, and these are accounted for as Off-Balance Sheet Commitments under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Under SFAS 140, these transactions are grossed up on the balance sheet. At June 30, 2008, the Group has included assets of €23,404 million (December 31, 2007: €24,058 million) as collateral received and liabilities of €23,404 million (December 31, 2007: €24,058 million) as an obligation to return collateral received.
Following are the explanations of the reconciliation items.
a) Allowances for credit losses
Under IAS 39 a debt instrument not measured at fair value through profit or loss and in contingent exposures classified as standard are considered to be impaired — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.
As a general rule, the carrying amount of an impaired debt instrument not measured at fair value through profit or loss and in contingent exposures classified as standard are adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the period in which the impairment is reversed or reduced by collection.
Impairment exists if the book value of a claim or a portfolio of claims exceeds the present value of the cash flows actually expected in future periods.
Impairment losses on these impaired assets and contingent liabilities are assessed as follows:
•	Individually, for all significant debt instruments and for instruments which, although not material, are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics: instrument type, debtor’s industry and geographical location, type of guarantee or collateral, and age of past-due amounts, taking into account: (i) the present value of future cash flows, discounted at an appropriate discount rate; (ii) the debtor’s financial situation; and (iii) any guarantees in place.

•	Collectively in all other cases.

Additionally, we recognize an impairment allowance for credit losses when it is probable that a loss has been incurred and taking into account the historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are the incurred but not specifically identified losses as at the date of the financial statements, calculated using statistical procedures.
The Group, in recognizing the inherent losses in debt instruments measured at amortized cost and in contingent exposures classified as standard, takes into account its historical experience of impairment and the other circumstances known at the time of assessment and has developed internal risk models, based on historical information available for each country taking into account the influence of business cycles and type of risk (homogenous portfolios). Nonetheless, as an explicit requirement of the Bank of Spain, until the Spanish regulator and supervisory authority has not satisfactorily verified such internal models, the coverage of insolvencies incurred but not specifically identified calculated therein, must not result in a lower amount than those calculated under the criteria defined by the Bank of Spain’s Circular 4/2004.
The allowance for credit losses recorded by the Santander Group as at June 30, 2008, under our internal models was €10,326 million (€9,426 million in December 2007). Our internal models determine a range of provisions which comprise the amount as required by the Bank of Spain.
The Bank has included in the reconciliation of stockholders’ equity and net income a difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP related to the determination of allowance losses not allocated to specific loans, basically due to:
•	Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 we use “peer group” information in the calculation of allowances for inherent losses incurred but not yet identified, until the Bank’s internal risk models are reviewed and approved by the Bank of Spain.

•	Under U.S. GAAP, pursuant to SFAS 5, Accounting for Contingencies (SFAS 5) and paragraph 3 of Financial Accounting Standards Board (FASB) Interpretation No. 14 (FIN 14), Reasonable Estimation of the Amount of a Loss we calculate credit losses based on our internal risk models using the best estimates, after considering our experience, the information about debtors’ profiles and appraisal of the receivables in light of the current economic environment at the balance sheet date.

•	Under U.S. GAAP the methodology in developing our internal risk models is consistent with the guidance described in AICPA Accounting Guidance for Banking Industry for identified loans that are to be evaluated for collectibility.

•	Also considered are the view points included in EITF Topic D-80 Application of FASB Statement 5 and 114 to a loan portfolio which state in part:
•	Arriving at an appropriate allowance involves a high degree of management judgment and results in a range of estimated losses.

•	Institutions should maintain prudent, conservative, but not excessive, loan loss allowances that fall within an acceptable range of estimated losses. Consistent with GAAP, an institution should record its best estimate within the estimated range of credit losses, including when the best estimate is at the high end of the range.

•	When determining the level for the allowance, management should always ensure that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of inherent credit losses (footnote omitted).

•	Simply because a portion of the allowance is designated as “unallocated,” it is not thereby inconsistent with GAAP. The important consideration is whether the allowance reflects an estimate of probable losses, determined in accordance with GAAP, and is appropriately supported.

•	Allowance estimates should be based on a comprehensive, well-documented, and consistently applied analysis of the loan portfolio.
As described above our calculation under U.S. GAAP is based on the best estimate within the estimated range of credit losses. Moreover, paragraph 23 of SFAS 5 states the following:
“Whether the amount of loss can be reasonably estimated (the condition in paragraph 8(b)) will normally depend on, among other things, the experience of the enterprise, information about the ability of individual debtors to pay, and appraisal of the receivables in light of the current economic environment. In the case of an enterprise that has no experience of its own, reference to the experience of other enterprises in the same business may be appropriate.”
Hence, the use of “peer group” statistical assumptions are not appropriate, even when the amount falls within an acceptable range of estimated losses, as the amount does not correspond with the best estimate of loan losses. Consequently, for U.S. GAAP purposes we have used our own appropriately adjusted experience in determining the allowance for loan losses.
Accordingly, we have recorded an adjustment between U.S. GAAP and the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 which caused a decrease of €145,048 and €249,985 thousand to our income statement in June 30, 2008 and 2007, respectively. The effect in shareholders’ equity under U.S. GAAP is an increase of €136,182 thousand and €281,230 thousand as of June 30, 2008 and December 31, 2007, respectively.
b) Investment securities
In this item we consider the adjustments that arise from different cost in securities, either they arise from previous Spanish GAAP or from the different accounting treatment of impairment losses under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP (i.e. the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 permit to register as an income the recoveries in value of past impairments).
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the criteria for presentation, valuation and recognition of debt and equity instruments are those disclosed in Note 2.c) and 2.d) to our 2007 consolidated financial statements included in our 2007 Form 20-F.
During the first-time adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004).
1— Different cost in debt and equity securities:
Under previous Spanish GAAP, some investments in listed affiliated companies in which the Group held an ownership interest of more than 3% and less than 20% were accounted for by the equity method. Under U.S. GAAP, the Group’s investments in these companies were accounted for as indicated by SFAS No. 115. As a result of the first-time adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, such investments were classified as “Available for sale financial assets” and valued in accordance to IAS 32 and 39, for which the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 accounting treatment of new and former investments in affiliated companies is identical to that under U.S. GAAP.
In previous years this adjustment reflected the changes in the valuation of these holdings from the equity accounting method to the lower of cost or market value (available-for-sale securities under previous Spanish GAAP classification). Subsequently, an additional adjustment was made to meet SFAS 115 requirements. Currently, this adjustment reflects the reversal of those impairments upon sale of the corresponding investments, recorded prior to January 1, 2004 (transition date); in determining other than temporary impairments realized in accordance to SFAS 115, for both debt and equity instruments.
In this regard, historical differences in the amortized cost of past investments in affiliated companies, debt securities and available for sale financial assets remain (the amortized cost is higher under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 than it is under U.S. GAAP) and therefore, at the time of their sale, the capital gains resulting will be lower under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 than under U.S. GAAP.
In June 2008 there is no adjustment related to sales of our investments in listed affiliated companies and the adjustment reflects only other than temporary impairments in accordance with SFAS 115.
The June 30, 2007 reconciliation item reflects the adjustment to the profit on sale of the final stake of 1.79% that we held in Intesa Sanpaolo, S.p.A. (equivalent to the 3.6% stake in San Paolo, IMI before the merger with Intesa).
2— Different treatment of reversal of impairment in debt securities under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or U.S. GAAP
The Group conducts reviews to assess whether other-than-temporary impairment exists. These reviews consist of (i) the identification of the securities that maintain impairments during the last six months, and (ii) the determination of the value of the impairment that is not expected to be recovered. Changing global and regional conditions and conditions related to specific issuers or industries could adversely affect these values. Changes in the fair values of trading securities are recognized in earnings.

Additionally, under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 when there is evidence that a reduction in the fair value of a debt security is due to impairment, the unrealized loss is charged to net income but, if afterwards it recovers its value the impairment losses are subsequently reversed to net income.
Under U.S. GAAP impairment losses cannot be reversed and the criteria to determine if other-than-temporary impairment exists are different.
c) Loans granted to purchase parent company shares
Loans granted to employees for the acquisition of the Bank shares have been recorded under U.S. GAAP as a reduction of Stockholders’ Equity.
d) Goodwill and business combinations
In the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 we used the goodwill existing under our previous Spanish GAAP at January 1, 2004, recalculating its value from euros to local currency as of the date it arose.
Most of the goodwill differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP came from differences that already existed under previous Spanish GAAP. These differences only appear in net income when we sell our holding or when there is a different impairment write-off. In the meantime they are reflected as differences in our stockholders’ equity. For information about the main differences that remain unchanged in the reported periods, see Note 16.7. Business combinations: Goodwill and Other assets and liabilities.
The June 30, 2008 and 2007 net income adjustment includes only the foreign exchange variations registered in the different currencies because there were no significant sales of business during the first half of 2008.
For the purposes of the reconciliation to U.S. GAAP, the Group conducted a goodwill impairment test according to SFAS 142. The procedures followed to calculate are:
•	First, cash-generating units (“CGU”) are determined.

•	Second, goodwill is allocated to these CGUs. This criterion is different from the allocation criteria followed in the business segment information presented in Note 13, where all the goodwill is allocated to the non-operating segment (Financial Management and Equity Stakes segment). Impairment testing is not possible without this goodwill allocation. The carrying value of the CGU, including the allocated goodwill, is compared to its fair value in order to determine whether impairment exists.

•	Finally, as the fair value of the CGUs was greater than their carrying amount, the Group did not proceed to perform step 2 under SFAS 142 for the goodwill impairment test under U.S. GAAP. As a result, there is no more impairment other than that recognized under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
e) Premises and equipment
In November 2007, the Group sold ten singular properties and 1,152 of its branch offices and, at the same time, entered into operating lease agreements with the buyers which include an option to repurchase the properties at fair values, exercisable by the Group on the agreed dates (mostly the final expiry date of each lease agreement).
Under US GAAP (SFAS 98 par 11) the transaction does not qualify as a sale and lease-back because the existence of a repurchase option of the properties at fair values implies a continuing involvement of the seller-lessee and, consequently, the transaction cannot be considered as a sale.
From an EU-IFRS (IAS 17) perspective, there is nothing that leads to such an automatic assumption. The repurchase option needs to be assessed to determine whether there is reasonable certainty at the beginning of the operating lease term that it will be exercised, and to whom the gains and losses in fluctuations of fair value of the residual value flow. After completing such assessment of the transaction, we concluded that there is no reasonable certainty that the repurchase option will be exercised, because it is at fair value, and there are no other indicators that we expect would economically force us to exercise the repurchase option; thus we concluded to use sale and lease-back accounting under EU-IFRS.

In addition, we completed an analysis of the other main factors of the transaction and concluded that the lease agreements had the characteristics of operating leases, the sale price and lease payments were at fair value so, in effect, there had been a normal sale transaction and the gain on the sale of the properties was recognized immediately in the statement of income in 2007.
Accordingly, in order to account for the transaction in conformity with the financing method under SFAS 98, we have made an adjustment to: (1) undo the sale, place the properties back in the accounting books (€755 million) and continue to depreciate them for the entire year (€6 million as of December 31, 2007and €31 million as of June 30, 2008); (2) eliminate the profit on sale (€1,620 million of income as of the date of the transaction, classified as stockholder’s equity at June 30, 2008 ) and create a liability for the total amount of the cash received; and (3) record the operating leases rental payments incurred by the Group during the year (€10 million as of December 31, 2007 and €61 million as of June 30, 2008) as interest expense.
Additionally, at June 30, 2008 we are adjusting €21 million from the sale of a building in Colombia that does not qualify either as a sale and lease-back transaction under U.S. GAAP.
In addition, under IFRS 1, paragraph 16, IG8-IG9, we are allowed to use as deemed cost the revalued amount of fixed assets under previous Spanish GAAP, which is something that U.S. GAAP does not allow and thus creates the need for an adjustment.
Based on the above, the premises and equipment opening balance under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 is different from the balances carried under U.S. GAAP since some real estate properties were revalued under previous Spanish GAAP (but not U.S. GAAP), and thus their related depreciation would reverse through profit and loss and the fixed assets revaluation amount through equity. As a result, the depreciation of these fixed assets is calculated on the restated value (deemed cost) under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. This valuation is also considered when calculating profits on sale of fixed assets. Under U.S. GAAP these assets are valued at cost.
The adjustment to net income reflects the reversal of the additional depreciation on the revalued premises and equipment, corrections to profits on sale and, if necessary, corrections to the value of the premises. The related deferred tax asset is being recorded in income in the years in which the relevant deductions are allowed for income tax purposes. The adjustment to Stockholders’ Equity also reflects the reversal of all unamortized revaluation surpluses.
f) Hedge accounting: derivative instruments
The Group uses derivative financial instruments for trading purposes and to hedge risk exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by Bank of Spain’s Circular 4/2004 which are in accordance with IAS 39. Derivatives accounted for as trading transactions include instruments held for trading purposes and those that do not meet our hedging requirements.
For U.S. GAAP purposes, SFAS No. 133 establishes similar criteria to account for derivatives, including embedded derivatives, and derivative instruments used for hedging activities.
Nevertheless, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the requirements for hedge accounting for these transactions; accordingly, all hedge accounting will need to be separately considered under each GAAP to ensure that the respective rules under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP are satisfied.
In the Group, the use of derivatives for trading purposes is subject to clearly defined limits (at all levels: trader, entity, business segment, country, etc.) and controlled using Value at Risk (VaR) methodology. Derivatives are also used for hedging purposes when a reduction of risk is desired. However, risk reduction is not in itself sufficient to qualify for hedge accounting.
We have procedures in place that ensure that the requirements with respect to the designation as a hedge or speculative transaction, the documentation of the hedging relationship, the identification of hedged items and the hedging instruments, and the assessment and testing of hedge effectiveness are met under both GAAPs (the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP).
Accordingly, the Group’s policies require that an effectiveness test is performed for each hedge position at inception and on a monthly basis. The Group has established the following effectiveness tests to ensure the effectiveness of each hedging relationship:
•	Prospective test: Upon designation of a hedging relationship (as well as on ongoing basis), the Group must be able to justify an expectation that the relationship will be highly effective over future periods in achieving offsetting changes in fair value or cash flows, and;

•	Retrospective test: At least quarterly, the Group must determine whether the hedging relationship has been highly effective in having achieved offsetting changes in fair value or cash flows through the date of the periodic assessment.
Only if the hedge effectiveness percentages are between 80% and 125% is the hedge considered to be highly effective. If the calculated percentages are outside this range the hedge is not considered to be effective and hedge accounting is discontinued (the hedging instruments are accounted for as speculative derivatives).
Additional information is collected to identify those hedges under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 that do not fully comply with SFAS 133 requirements (i.e. adjustments to effectiveness tests that are not suitable for U.S. GAAP requirements). Accordingly, for U.S. GAAP reconciliation purposes, only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.
The main differences included in the reconciliation between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP relate to the following:
•	Some transactions that qualify as hedging relationships under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are adjusted to trading accounting under U.S. GAAP: i.e. the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, in accordance to IAS 39 F.2.17 “Partial term hedging”, allows us to designate a hedging instrument as hedging only a portion of the time period to maturity and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are possible although in practice rare because of the difficulty to meet the effectiveness criteria in fair value partial term hedge due to the fact that the adjustment effectiveness is reversed.

•	The hedge relationship files of certain dynamic portfolio hedges that relate to Abbey do not fulfill all the documentation requirements under SFAS 133. Therefore we reversed the effects of the hedge accounting claimed under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 in our U.S. GAAP reconciliation.
The variations registered in June 2008 and 2007 in the net income adjustment are due to the interest rate variations during these periods. Most hedge relationships that qualify under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 but not under U.S. GAAP are fair value hedges related to long term debt. An interest rate increase has a positive impact (and a decrease has a negative impact) in the income statement as a result of the valuation of the debt instrument and the opposite effect in the valuation of the hedging derivative. If the hedge relationship is valid, both effects are reflected on the income statement, with a net impact that is equal to the ineffectiveness of the hedge. Under U.S GAAP, for those hedges that are not valid, the positive or negative impact coming from the valuation of the debt instrument is not reflected on the income statement and therefore the result under U.S. GAAP is different.
g) Securitizations
Until December 2007, under U.S. GAAP, certain mortgage securitization vehicles (Abbey’s) were considered “qualifying special purpose entities” and fell outside the scope of consolidation as defined by FIN 46-R. Consequently, the Group treated these securitizations as sales and, where appropriate, recognized a servicing asset and an interest-only security. The interest-only security was accounted for as an available for sale security, and was evaluated for impairment in accordance with EITF 99-20. From December 2007 these mortgage securitization vehicles no longer meet the requirements to be considered qualifying special purpose entities and consequently the assets and liabilities of the vehicles are re-purchased (for further details see Note 17.1).
Because the securitization structures no longer qualify as “qualifying special purpose entities”, there are no new gains/losses, and no impairment losses at June 30, 2008.
The retained interest (formerly known as the interest only strip) has been reclassified and combined with the mortgage assets as of December 31, 2007. The balance is being amortized over the remaining lives of the entities.

h) Pension liabilities and other post-employment benefits
Under U.S. GAAP, the Group applies the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions”, as applicable.
These Standards do not significantly differ from the provisions followed and applied in our primary financial statements under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004; IAS 19 “Employee Benefits”.
Nevertheless, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 pension allowance includes some liabilities that under U.S. GAAP are presented separately. This different balance sheet classification does not generate a net income or stockholders’ equity difference.
The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 “Defined Benefit Obligations” differ from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because it includes other commitments such as those arising from employees taking early retirement or annuity contracts. The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 “Plan assets” also include annuity contracts which are not permitted to be included in SFAS 87 calculations. Total Accrued Commitments should be funded both under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or U.S. GAAP, and the only difference is the classification as one liability under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and various liabilities under U.S. GAAP.
Difference in the date of recognizing of a “special termination benefit” under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP:
During 2006 and 2007 the Group offered early retirement benefits (special termination benefits) to its employees, which were accounted for under IAS 19 in the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Under IAS 19, paragraphs 133 and 134, an entity can recognize an early retirement benefit as a liability and expense as long at it has committed to the early retirement benefit plan, has offered it to its employees and there is no realistic possibility of withdrawal. Thus, the Group has recorded such liability and expense for all the employees to whom the plan was offered, whether or not they had accepted the offer. However, under U.S. GAAP, SFAS No. 88 paragraph 15, a liability and expense can only be recognized for those employees that have accepted the early retirement benefit offer and the amount can be reasonably estimated as of December 31, 2007.
The June 2008 net income reconciliation adjustment of €-249 million reflects the amount of the early retirement benefits accepted by some employees during the first half of 2008, that, as explained above, were recognized in 2007 under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The stockholders’ equity adjustment of €67 million reflects principally the impact of SFAS 158 (explained below) and the recognition of the early retirement benefits accepted by some employees during the first half of 2008.
Additionally, on September 29, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (OCI). SFAS 158 further requires the determination of the fair values of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of Accumulated OCI. This statement was effective as of December 31, 2006.
As a consequence of the adoption of SFAS 158, the Group has recognized the over — or under-funded status of defined benefit pension plans and post retirement healthcare plans as an asset or a liability within its balance sheet. Actuarial losses and prior service costs (€137,944 thousands) at December 31, 2007 have been transferred to accumulated other comprehensive income.
Disclosures in Note 17.4 along with the following disclosures are substantially in accordance with the disclosure requirements established under U.S. GAAP, being the underlying assumptions used to calculate the projected benefit obligations and net period benefit costs the same under both the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP.
The following table shows the differences between the Defined Benefit Obligations registered under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and those that should be registered under U.S. GAAP:

June 30,
Millions of Euros	2008

Defined Benefit Obligation	23,100
Commitments arising from employees retired early	(3,822)
Other commitments	(205)
Annuity contracts, total accrued commitments and other	(2,090)

Projected Benefit Obligation under U.S. GAAP	16,983
The Group maintains adequate funding according to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004; therefore, there is no need for minimum additional liabilities under U.S. GAAP. The differences between both regulations in terms of how to present the information are reconciled in the following table that summarizes the 2007 funded status of pension liabilities:

Thousands of Euros
Liability under the EU-IFRS (*)	11,421,092
Funds from employees taking early retirement	(3,821,725)
Annuity contracts	(566,782)
Other commitments	(204,598)
Assets pledged	10,155,279
Plan Assets	(13,929,122)
Liability under U.S. GAAP (before SFAS 158 adjustment)	3,054,144

SFAS 158 effect	157

Liability under U.S. GAAP (after SFAS 158 adjustment)	3,054,301

			Minimum
	ABO	Plan Assets	Liability
Spanish entities	5,129,242	3,806,843	1,322,399
Abbey	4,744,714	4,247,397	497,318
Other foreign subsidiaries	5,862,457	5,874,882	(12,425)

TOTAL	15,736,413	13,929,122	1,807,292

Liability (before FAS 158) in excess over Minimum Liability as per SFAS 87			1,246,852

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The requirement within SFAS 158, effective for the year-ended December 31, 2008, to measure plan assets and benefit obligations as of the employer’s fiscal year end balance sheet date will not impact the Group’s financial statements, as plan assets and benefit obligations are currently measured as of the balance sheet date.
Amounts in Accumulated Other Comprehensive Income expected to be recognized as components of net periodic benefit cost during 2008 amount to €27.8 million.
The following table summarizes the adjustment included in the reconciliation to U.S. GAAP at June 30, 2008:

			Other	Effect on
			Comprehensive	Stockholders’
Thousands of Euros	Profit and Loss	Reserves	Income	Equity

Effect of adopting SFAS 158—
Actuarial losses & Prior service cost	—	—	(157)	(157)
Total effect of adopting SFAS 158	—	—	(157)	(157)

Effect of special termination benefits-
Early retirement plans individually accepted	(249,407)	316,741	—	67,334
Total effect of special termination benefits	—	316,741	—	67,334

TOTAL BEFORE TAXES	(249,407)	316,741	(157)	67,177

Taxes	74,822	(95,022)	47	(20,153)

TOTAL AFTER TAXES	(174,585)	221,719	(110)	47,024
i) Income taxes (SFAS No. 109)
The previous adjustments to Net income and Stockholders’ Equity do not include their related effects on corporate income tax, which are disclosed under “Cumulative tax effect of adjustments” item on the reconciliation statements.
The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.
Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.
Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.
The deferred tax assets and liabilities recognized are reassessed at year-end in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analysis performed.
Income and expenses recognized directly in equity are accounted for as temporary differences.
A reconciliation of the Group’s effective income tax expense to the Spanish statutory income tax expense has been disclosed in Note 27 to our 2007 consolidated financial statements included in our 2007 Form 20-F.
Following is a summary of the deferred tax assets and liabilities that should be recorded under SFAS No. 109, in addition to timing differences recorded under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004:

	Thousands of Euros
	June 30, 2008		December 31, 2007
	Deferred	Deferred	Deferred	Deferred
Tax effect of EU-IFRS (*) to U.S. GAAP	Tax	Tax	Tax	Tax
reconciliation adjustments:	Assets	Liabilities	Assets	Liabilities

Premises and equipment	631,807	—	616,265	—
Effect of net unrealized gains on derivative instruments	70,588	—	269,803	—
Loan allowances	—	40,855	—	84,369
Pension Liabilities and other post-employment benefits	(20,153)	—	(35,345)	—
Securitization	—	90,727	—	114,360
Other items	—	74,236	—	71,604
Effect on deferred taxes of change in tax rates	—	—	(12,985)	(14,503)

Total	682,242	205,818	837,738	255,830

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
From April 2008 the UK corporation tax rate changed from 30% to 28%. Therefore, in December 2007 the deferred tax effect adjustments to U.S. GAAP reflect the deferred tax to be recognized on Abbey’s effective tax rate. Since that date there has not been any relevant change in effective tax rates.
Net deferred tax liability arising from Abbey’s acquisition with no impact on the reconciliation adjustments has been considered amounting €315,557 thousand and €340,901 thousand in June 2008 and December 2007, respectively.
FIN 48 disclosures:
At June 30, 2008 and December 31, 2007, the Group’s unrecognized tax benefits, including related interest expense and penalties was €1,002 million and €1,445 million, respectively, of which €584 million and €1,010 million, respectively, if recognized, would reduce the annual effective tax rate. The decrease of the amount of unrecognized tax benefits during this period basically derives from a payment which Banco Santander SA has made in connection with and unfavorable judgment it has received from the Regional Federal Court relating to the right to pay Brazilian social contribution tax on net income at 8%. Banco Santander SA (Brazil) has filed the corresponding appeal at a higher court.
As the Group is presently under audit by a number of tax authorities, it is reasonably possible that unrecognized tax benefits could change over the next 12 months. The Group does not expect that any such changes would have a material impact on its annual effective tax rate.
Due to the inherent complexities arising from the nature of the Group’s businesses, and from conducting businesses that are taxed in a substantial number of jurisdictions, significant judgments and estimates are required to be made. Agreement of tax liabilities between the Group and the many tax jurisdictions in which Group files tax returns may not be finalized for several years. Thus, the Group’s final tax-related assets and liabilities may ultimately be different from those currently reported.
The Group classifies interest as interest expense but penalties are classified as tax expense. During the 6 month period ended June 30, 2008, the Group recognized approximately €9 million in interest and penalties. The Group had approximately €250 million for the payment of interest and penalties accrued at June 30, 2008.
The following are the major tax jurisdictions in which the Bank and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year

Spain	2001-2008

United Kingdom	2003-2008

Brazil	2003-2008

Mexico	2002-2008

Chile	2004-2008
j) Other Comprehensive Income (SFAS 130)
SFAS No. 130 establishes requirements for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The objective of the statement is to report a measure of all changes in Stockholders’ Equity that result from transactions and other economic events of the period from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.
The accumulated balances of other comprehensive income for the years ended December 31, 2007 and 2006 and for the first half of 2008 were as follows:

				Pension
		Net Gains	Unrealized	liabilities
		(Losses) on	Gains	and other	Other
	Foreign Currency	Derivative	(Losses) on	post-employment	Comprehensive
Thousands of Euros	Items	Instruments	Securities	benefits	Income (Loss)

Balance as of December 31, 2006	(6,747,605)	49,252	2,163,558	(214,531)	(4,749,326)

Changes in 2007	(1,136,495)	(107,907)	(888,209)	76,587	(2,056,024)

Balance as of December 31, 2007	(7,884,100)	(58,655)	1,275,349	(137,944)	(6,805,350)

Changes in 2008, first half	(266,320)	(124,345)	(2,248,714)	137,834	(2,501,545)

Balance as of June 30, 2008	(8,150,420)	(183,000)	(973,365)	(110)	(9,306,895)

Taxes allocated to each component of Other Comprehensive Income in June 2008 and December 2007 were as follows:

Thousands of Euros	June 30, 2008			December 31, 2007
	Before	Tax		Before	Tax
	Tax	expense or	Net of tax	Tax	expense	Net of tax
	amount	benefit	amount	amount	or benefit	amount

Foreign currency translation adjustments	(266,320)	—	(266,320)	(1,136,495)	—	(1,136,495)

Net Gains on Derivatives	(137,160)	12,815	(124,345)	(170,539)	62,632	(107,907)

Pension liabilities and other post-employment benefits	196,906	(59,072)	137,834	109,410	(32,823)	76,587

Unrealized gains on securities:
Total holding gains arising during the period	(2,388,700)	647,581	(1,741,119)	823,396	(262,847)	560,549
Less: reclassification adjustment for gains included in net income	(607,260)	99,665	(507,595)	(1,609,127)	160,369	(1,448,758)

Net unrealized gains (losses)	(2,995,960)	747,246	(2,248,714)	(785,731)	(102,478)	(888,209)

Other Comprehensive Income (Loss)	(3,302,534)	700,989	(2,501,545)	(1,983,355)	(72,669)	(2,056,024)

16.4 Significant presentation differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
In addition to the differences in valuation and income recognition principles disclosed in Note 16.2, other differences relating to the financial statements presentation exist between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 as applied by Spanish banks and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP reported Net income and/or Stockholders’ Equity, it may be useful to understand them to better interpret the Group’s financial statements presented in accordance with U.S. GAAP. Following is a summary of the significant classification differences that pertain to the basic financial statements.

Balance Sheet-
a.	The captions “Loans and advances to credit institutions”, “Cash and balances with central banks” and “Loans and advances to customers” include securities purchased under agreements to resell to financial institutions and other customers, respectively. Under U.S. GAAP, securities purchased under agreements to resell are presented as a separate item.

b.	The assets classified under the main category of “Other financial assets at fair value through profit or loss”, are reclassified in the U.S. GAAP balance sheet to financial assets held for trading — Banks, Loans, Debt Securities or Equity Securities, according to their nature, as such designation doesn’t exist.

c.	The caption “Insurance contracts linked to pensions” is presented netted with pension liabilities in the “Pension Allowance” caption of the U.S. GAAP balance sheet.

d.	Assets acquired through foreclosure and waiting disposition, net of the related allowances, are included under “Non-current assets held for sale: Tangible assets” in the balance sheet. Under U.S. GAAP, such assets are presented under “Other assets”.

e.	The “Total other assets” caption on the asset side of the U.S. GAAP balance sheet includes the followings captions of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 Balance Sheet: “Intangible assets” and “Other assets”.

f.	Deposits from credit institutions and from customers, both including securities sold under agreements to repurchase and other short-term borrowings, are presented as separate items in the balance sheet. Under U.S. GAAP, such funds are presented under “Deposits” classified by nature, except securities sold under agreements to repurchase and other short-term borrowings, which are presented under the caption “Short-term debt”.

g.	The liability captions “Debt securities” and “Subordinated debt” disclosed in the balance sheet are presented under the caption “Long term debt” under U.S. GAAP, except the item “Promissory Notes” which is included under the “Short term debt” caption.

h.	The following captions on the liability side of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 balance sheet are presented under the caption “Other liabilities-Others” on the U.S. GAAP balance sheet: “Other liabilities” and “Provisions”.

i.	The caption “Pension allowance” on the U.S. GAAP balance sheet is reported net of the amounts of pension commitments covered by contracts taken out with insurance companies; these amounts are presented on the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 balance sheet under the caption “Insurance contracts linked to pensions”.
     Statement of Income-
a.	The breakdown of interest income and interest expense under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP is determined by the classification of the assets and liabilities that generate such income and expenses. However, net interest income in our statement of income includes the interest cost assigned to the pension plan, which are classified as a part of “Salaries and employee benefits” in the U.S. GAAP statement of income.

b.	Commissions and fees received and paid by the Group are presented as separate items in our statement of income. Under U.S. GAAP, such commissions and fees are presented net and detailed by activity.

c.	“Gains/losses on financial assets and liabilities (net)” includes gains and losses from investment securities and from derivatives. Under U.S. GAAP, such gains and losses are disclosed separately under “Gains (losses) from investment securities” and “Gains (losses) from foreign exchange, derivatives and other, net”.

d.	Occupancy and maintenance expenses of premises and equipment are included under the caption “Other general administrative expenses”. Under U.S. GAAP, such expenses are included as a part of “Occupancy expenses of premises, depreciation and maintenance, net”.

e.	Amortization of intangible assets is included as a part of “Depreciation and amortization”. Under U.S. GAAP, such amortization is included under “Non-interest expense — Amortization of intangible assets”.
16.5 Consolidated financial statements
Following are the consolidated balance sheets and consolidated statements of income of the Group under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

CONSOLIDATED BALANCE SHEET

	June 30, 2008	December 31, 2007

Assets
Cash and due from banks	14,565,065	25,341,083
Interest earning deposits in other banks	39,533,620	16,766,716
Securities purchased under agreements to resell	28,020,349	26,147,541
Trading account assets	167,307,807	183,629,876
Banks	19,158,775	19,159,632
Loans	15,045,291	31,726,104
Derivatives	57,279,796	46,726,118
Debt securities	64,559,363	73,403,234
Equity securities	11,264,582	12,614,788
Investment securities	40,277,945	46,017,246
Available-for-sale	40,277,945	46,017,246
Net Loans and leases	542,286,523	528,318,209
Loans and leases, net of unearned income	551,808,764	537,013,413
Less-Allowance for loan losses	(9,522,241)	(8,695,204)
Premises and equipment, net	10,303,352	9,272,962
Investment in affiliated companies	17,210,923	15,689,127
Other assets	56,328,994	59,206,661
Intangible Assets	1,990,278	2,202,334
Goodwill in consolidation	13,138,198	13,830,708
Accrual Accounts	1,737,883	1,749,193
Hedge derivatives	3,525,546	3,063,169
Others	35,937,089	38,361,257

Total assets	915,834,578	910,389,421

Liabilities
Deposits	373,640,011	371,573,338
Non interest deposits	5,712,844	4,507,057
Interest bearing	367,927,167	367,066,281
Demand deposits	84,741,901	91,576,243
Savings deposits	87,393,329	90,727,525
Time deposits	195,791,937	184,762,513
Certificates of deposit	—	—
Short-term debt	129,967,066	131,774,426
Long-term debt	229,039,783	237,120,341
Other liabilities	127,435,083	112,363,165
Taxes Payable	5,230,794	6,156,365
Accounts Payable	9,751,374	7,656,262
Accrual Accounts	3,456,827	4,050,992
Pension Allowance	8,923,808	9,294,198
Stock borrowing liabilities	—	—
Derivatives	63,018,098	52,937,798
Liabilities under insurance contracts	14,958,904	13,033,617
Other Provisions	4,247,249	4,751,151
Short securities positions	5,635,478	5,613,234
Others	12,212,551	8,869,548

Total liabilities	860,081,943	852,831,270

Minority interest	2,334,657	2,358,269

Stockholders’ equity
Capital stock	3,127,148	3,127,148
Additional paid-in-capital	20,370,128	20,370,128
Other additional capital	(895,959)	(1,537,999)
Current year earnings	4,730,267	9,060,258
Other reserves	26,086,394	24,180,347

Total stockholders’ equity	53,417,978	55,199,882

Total liabilities and Stockholders’ equity	915,834,578	910,389,421

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Thousand of Euros
	Six months ended	Six months ended
	June 30, 2008	June 30, 2007
Interest income:
Interest and fees on loans and leases	19,922,607	17,003,180
Interest on deposits in other banks	1,842,694	1,674,838
Interest on securities purchased under agreements to resell	846,642	895,420
Interest on investment securities	2,566,157	2,483,794
Dividends	16,819	84,678

Total interest income	25,194,919	22,141,910

Interest expenses:
Interest on deposits	(7,861,023)	(7,226,698)
Interest on short-term borrowings	(2,608,553)	(2,074,839)
Interest on long-term debt	(5,719,832)	(4,863,362)

Total interest expense	(16,189,408)	(14,164,899)

Net interest income	9,005,511	7,977,011
Provision for credit losses	(2,474,508)	(1,510,693)

Net interest income after provision for credit losses	6,531,003	6,466,318
Non-interest income:
Commissions and fees from fiduciary activities	843,414	987,745
Commissions and fees from securities activities, net	376,094	553,013
Fees and commissions from insurance activities	5,110,039	3,908,984
Other Fees and commissions, net	1,925,494	1,742,931
Gains (losses) from:
Affiliated companies’ securities	595,915	81,456
Investment securities	(4,047,727)	1,682,777
Foreign exchange, derivatives and other, net	5,024,387	(1,833,022)
Sale of premises	70,939	31,829
Other income	1,172,211	2,592,875

Total non-interest income	11,070,766	9,748,588
Non interest expense:
Salaries and employee benefits	(3,553,528)	(3,367,293)
Occupancy expense of premises, depreciation and maintenance, net	(793,174)	(747,303)
General and administrative expenses	(1,748,629)	(1,750,229)
Impairment of goodwill	—	—
Impairment / amortization of intangible assets	(322,382)	(305,261)
Provisions for specific allowances	(279,387)	(302,721)
Payments to Deposit Guarantee Fund	(92,946)	(84,867)
Insurance claims	(4,257,328)	(3,252,798)
Other expenses	(455,576)	(513,219)

Total non-interest expense	(11,502,950)	(10,323,691)

Income before income taxes	6,098,819	5,891,215
Income tax expense	(1,109,272)	(1,227,182)

Net consolidated income for the period	4,989,547	4,664,033
Net income attributed to minority interest	260,798	255,027
Income from discontinued operation, net of taxes	1,518	49,364

NET INCOME ATTRIBUTED TO THE GROUP	4,730,267	4,458,370

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (NOTE 11)
The number of registered shares at June 30, 2008 and 2007 and December 31, 2007 was 6,254,296 thousands par value 0.50 euros per share.
CHANGES IN STOCKHOLDERS’ EQUITY

	Six months Ended	Twelve months Ended	Six months Ended
Thousands of Euros	June 30, 2008	December 31, 2007	June 30, 2007
Capital stock

Balance at beginning and period-end	3,127,148	3,127,148	3,127,148

Retained earnings and other reserves

Balance at beginning of period	51,350,698	38,853,654	38,853,654

Net income attributable to the Group for the period	4,730,267	9,060,258	4,458,370
Dividends	(3,567,718)	(3,456,732)	(2,687,829)
Decrease/ (increase) in Treasury stock	(54,905)	131,184	15,529
Paid-in capital	—	—	—
Other variations, net	(41,407)	6,762,334	189,166

Ending balance	52,416,935	51,350,698	40,828,890

Valuation Adjustments

Balance at beginning of period	722,036	2,870,757	2,870,757

Net Income Recognized Directly In Equity	(2,848,141)	(2,148,721)	(984,285)

Ending balance	(2,126,105)	722,036	1,886,472

Stockholders’ Equity balance at end of period	53,417,978	55,199,882	45,842,510

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2008 and December 31, 2007:

CONDENSED BALANCE SHEETS (Parent company only)	June 30, 2008	December 31, 2007
	(Thousands of Euros)
Assets
Cash and due from banks	52,668,644	52,548,200
Trading account assets	70,640,791	51,349,204
Investment securities	15,113,263	17,074,175
Net Loans and leases	167,987,270	163,903,007
Investment in affiliated companies	59,925,938	59,256,377
Premises and equipment, net	690,298	714,212
Other assets	21,338,613	18,543,369
Total assets	388,364,817	363,388,544

Liabilities
Deposits	181,911,527	173,660,916
Short-term debt	46,353,295	35,077,018
Long-term debt	55,785,564	57,005,977
Other liabilities	68,530,086	59,762,058
Total liabilities	352,580,472	325,505,969

Stockholders’ equity
Capital stock	3,127,148	3,127,148
Retained earnings and other reserves	32,657,197	34,755,427
Total stockholders’ equity	35,784,345	37,882,575

Total liabilities and Stockholders’ equity	388,364,817	363,388,544
Following are the summarized statements of income of Banco Santander, S.A. for the six months ended June 30, 2008 and 2007:

CONDENSED STATEMENTS OF INCOME (Parent company only)	June 30, 2008	June 30, 2007
	(Thousands of Euros)
Interest income
Interest from earning assets	7,073,511	5,283,899
Dividends from affiliated companies	1,529,936	1,601,088
	8,603,447	6,884,987
Interest expense	(6,031,517)	(4,491,656)
Net interest income	2,571,930	2,393,331
Provision for credit losses	(392,239)	53,447
Net interest income after provision for credit losses	2,179,691	2,446,778
Non-interest income:	1,544,558	851,844
Non interest expense:	(1,729,556)	(1,490,684)
Income before income taxes	1,994,693	1,807,938
Income tax expense	(21,019)	(3,740)
Net income	1,973,674	1,804,198

16.6 Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of June 30, 2008 and 2007:

	June 30, 2008	December 31, 2007
	(Thousands of Euros)
Preference shares	482,749	522.558
Preferred securities	6,901,143	7,261,382

Total at period-end	7,383,892	7,783,940

Preference shares and preferred securities are recorded under the “Financial liabilities at amortized cost — Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2008 and December 31, 2007.
Preference shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties, are redeemable at the discretion of the issuer, based on the conditions of the issuer except for the shares of Abbey amounting to GBP 325 million. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.
This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Ltd. and Abbey National plc.
For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), and Santander Finance Preferred, S.A. (Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., Abbey Group and Santander PR Capital Trust I.
Except the issue of Santander PR Capital Trust I, which redeems in 2036, all preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. None of these are mandatorily redeemable as defined in SFAS No. 150. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary operations relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2008
		Amount in
Preference Shares		currency		Redemption Option
Issuer/Date of issue	Currency	(million)	Interest rate	(3)

Banesto Holding, Ltd, (1) December 1992	U.S. Dollar	77	10.50%	June 30, 2012
Abbey National Plc (2), October 1995	Pounds Sterling	100	10.375%	No option
Abbey National Plc (2), February 1996	Pounds Sterling	100	10.375%	No option
Abbey National Plc (2), June 1997	Pounds Sterling	125	8.625%	No option

	Outstanding at June 30, 2008
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date

Banesto Group
Banesto Preferentes, S.A. (1) December 2003	Euro	131	Euribor (3M) + 0.2%	Perpetuity
Banco Español de Crédito (2), October 2004	Euro	125	Eur CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (2), November 2004	Euro	200	5.5%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal) (1)
October 2003	Euro	450	Euribor (3M) + 0.1%	Perpetuity
February 2004	Euro	400	Euribor (3M) + 0.1%	Perpetuity
July 2004	Euro	750	Euribor (3M) + 0.1%	Perpetuity
September 2004	Euro	680	Euribor (3M) + 0.1%	Perpetuity
April 2005	Euro	1,000	Euribor (3M) + 0.1%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal) (1)
March 2004	U.S. Dollar	190	6.41%	Perpetuity
September 2004	Euro	300	Eur CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	200	5.75%	Perpetuity
November 2006	U.S. Dollar	500	6.80%	Perpetuity
January 2007	U.S. Dollar	600	6.50%	Perpetuity
March 2007	U.S. Dollar	350	US (3M) + 0.52%	Perpetuity
July 2007	Pounds Sterling	250	7.01	Perpetuity

Abbey Group
Abbey National Capital Trust I (1), February 2000	U.S. Dollar	1,000	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc (1), February 2001	Pounds Sterling	300	7.037% (4)	Perpetuity
Abbey National Plc (1), August 2002	Pounds Sterling	175	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Santander PR Capital Trust I
February 2006	U.S. Dollar	125	6.750%	July 2036

(1)	Under U.S. GAAP, these entities have been designated “Variable Interest Entities” (VIEs) and they are not consolidated. Therefore, their issues have been excluded from the condensed consolidated financial statements of the Group. Since that time the Group recognized the subordinated deposits related to these issues and their interests. See Notes 16.2 y 16.3 for more information.

(2)	See Notes 16.2 and 16.3.

(3)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(4)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal) and Santander Finance Preferred, S.A. (Unipersonal) — issuers of registered preferred securities guaranteed by Banco Santander, S.A. — do not file the financial statements required for a registrant by Regulation S-X as:
•	Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (Series 1 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.
16.7 Business combinations: Goodwill and Other assets and liabilities
The main differences that explain the goodwill reconciliation item are those that arose with the acquisition of Abbey (2004), the purchase/merger of Banco Central Hispano (1999) and the acquisition of Banesto (1994 and 1996) but there are many others that date from several years ago. The quantification of the differences is shown below:
Summary of differences arising in business combinations between U.S. GAAP and the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, as of June 30, 2008

	U.S. GAAP	EU-IFRS (*)	Difference

Purchase/merger of/with Banco Central Hispano	1,983,009	—	1,983,009

Acquisition of Banesto	2,023,924	372,675	1,651,249

Purchase of Abbey	6,830,785	7,560,626	(729,841)

Others	5,489,728	5,204,897	284,831

Total	16,327,446	13,138,198	3,189,248

Of which:

Goodwill	15,786,453	13,138,198	2,648,255
Other assets and liabilities arisen in the business combinations reconciling adjustments to U.S. GAAP	540,993	—	540,993

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Abbey: The acquisition of Abbey is described in our 2006 Form 20-F. In this note we explain that the initial goodwill generated under U.S. GAAP was lower than under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. The main differences between the final Goodwill in the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP arise from the different date of quotation used to value the acquisition price of Abbey (quotation of October 20, 2004, last business-day prior to the date of approval of the capital increase under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and, quotation of days around the agreement and announcement of the offer in July 2004, under U.S. GAAP) and differences arising from the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 reconciliation adjustments to U.S. GAAP including loan origination fees, other intangibles assets and other minor adjustments.
Additionally, after the initial calculation, certain intangible assets were valued and identified further reducing the goodwill.
Banco Central Hispano: In 1999 Banco Santander and Banco Central Hispano merged. Under previous Spanish GAAP at that date no goodwill was registered. Under U.S. GAAP this business combination was accounted for using the purchase method. The reconciliation adjustments made to change to purchase accounting included €2,812,262 thousand of goodwill on the purchase, of which €459,330 thousand were allocated to premises and equipment, €118,940 thousand to deferred taxes and €250,983 thousand were amortized on a straight-line basis until SFAS 142 became effective.
Banesto: In August 1994 Banco Santander acquired 73.45% of Banesto from the Deposits Guarantee Fund for €1,884 million with the obligation to offer tranche B at €2.4 per share to other shareholders of Banesto (13.27% of its capital) and with the obligation to keep a minimum of 30% at least during 4 years. The Bank’s stake in

Banesto for the years 1995, 1996 and 1997 was 53.18%, 52.6% and 49.25% respectively.
On February 19, 1998, the Board of Directors of Banco Santander resolved to launch a tender offer to acquire shares of Banesto, in order to raise its holding to 100% of the capital stock. The goodwill that arose from the tender offer to purchase shares of Banesto (€2,544 million) was amortized under previous Spanish GAAP with a charge to the additional paid-in capital resulting from the capital increase carried out for that purpose. According to Bank of Spain’s authorization, the Bank was required to restore the reserves netted against goodwill if it sold its stake in Banesto. For U.S. GAAP purposes, this goodwill was amortized on a straight-line basis over a 20 year period, registering an expense of €127 million per year until SFAS 142 became effective.
In November 2002 Banesto made a capital increase which was not subscribed by the Bank. Instead the Bank sold its preemptive rights to the new shareholders, making a profit. Following the agreement with Bank of Spain, the Bank restored reserves by €271 million that were not included in Net Income under previous Spanish GAAP. Under U.S. GAAP both goodwill and profit on the sale of the preemptive rights were adjusted.
In summary, the difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP goodwill is mainly the €2,544 million which were netted against paid-in capital, less its amortization until December 2001, less the adjustment related to the sale of the preemptive rights.
Others: There are other transactions that have resulted in small differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP figures. Most of them arose many years ago, and were originated by differences between previous Spanish GAAP and U.S. GAAP.
The movements of our goodwill during the six months period ended June 30, 2008 and 2007 were as follows:
Changes in goodwill

Thousands of Euros	U.S. GAAP	EU-IFRS (*)	Difference

2006 Year end balance	17,119,896	14,512,735	2,607,161
Acquisitions & sales	3,128	3,125	3
Exchange differences	(68,226)	(26,803)	(41,423)
Impairment	—	—	—
June 30, 2007 period end balance	17,054,798	14,489,057	2,565,741
Acquisitions & sales	130,651	192,732	(62,081)
Exchange differences	(742,208)	(836,597)	94,389
Impairment	(14,484)	(14,484)	—
2007 Year end balance	16,428,757	13,830,708	2,598,049
Acquisitions & sales	12,004	12,004	—
Exchange differences	(654,308)	(704,514)	50,206
Impairment	—	—	—
June 30, 2008 period end balance	15,786,453	13,138,198	2,648,255

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The main difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and the U.S. GAAP in the 2006 to 2007 movements was due to the different amounts of goodwill related to sales of business. The main difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and the U.S. GAAP in the first half of 2008 movements was due to different amounts of goodwill related to exchange differences.

16.8 Earnings per Share
          i. Basic earnings per share
Basic earnings per share are calculated by dividing the net profit attributed to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.
          ii. Diluted earnings per share
In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
The Bank’s share option plans outstanding at June 30, 2008 and 2007 have a dilutive effect on the earnings per share equal to an increase of 33,906,865 and 29,425,336 shares respectively. The effect of these stock options plans (excluding cash-settlement options) is included in the EPS calculation.
The computation of basic and diluted EPS for the years ended June 30, 2008 and 2007 is presented in the following table.

	Millions of Euros, except per share data
	EU-IFRS (*)		U.S.GAAP
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
NUMERATOR FOR BASIC AND DILUTED CALCULATION:
Net income from continuing operations attributable to the Group	4,729	4,409	4,881	4,273
Net income from discontinued operations attributable to the Group	1	49	2	—

Net income available to common stockholders for basic EPS	4,730	4,458	4,883	4,273
Effect of dilutive securities	—	—	—	—

Net income available to common stockholders for diluted EPS	4,730	4,458	4,883	4,273

DENOMINATOR FOR BASIC AND DILUTED CALCULATION:
Basic calculation weighted-average shares (**)	6,662.3	6,241.4	6,662.3	6,241.4
Effect of dilutive securities:
Stock options plans	33.9	29.4	33.9	29.4

Weighted-average shares for diluted calculation	6,696.2	6,270.8	6,696.2	6,270.8

EARNINGS PER SHARE RATIOS:
Basic earnings per share
Income from continuing operations	0.7098	0.7064	0.7327	0.6767
Income from discontinued operations	0.0002	0.0079	0.0001	0.0079
Net income	0.7100	0.7143	0.7329	0.6846

Diluted earnings per share
Income from continuing operations	0.7062	0.7031	0.7290	0.6735
Income from discontinued operations	0.0002	0.0079	0.0001	0.0079
Net income	0.7064	0.7110	0.7292	0.6814

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(**)	Assumed conversion of convertible debt “Valores Santander” (see Note 12.b).

17. Additional information required by U.S. GAAP
The information included in this Note is classified as follows:
Note 17.1. Securitization
Note 17.2. Stock Option Plans
Note 17.3. Derivative financial instruments
Note 17.4. Provisions for pensions and similar obligations
Note 17.5. Investment securities
Note 17.6. Fair value disclosures
Note 17.7. Additional subsequent events
17.1 Securitization
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, as disclosed in Note 16.2, the accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. Securitizations may result in continued recognition of the securitized assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets. Under SIC-12 a Special Purpose Entity (“SPE”) is consolidated by the entity that is deemed to control it. Indicators of control include when the SPE conducts activities on behalf of another entity or where an entity is entitled to the majority of the benefits or exposed to the majority of the risks of the SPE.
Under U.S. GAAP, as disclosed in Note 16.2, the accounting treatment is similar. Nevertheless, according to SFAS 140, assets securitized are derecognized when financial assets are transferred to a Qualifying Special Purpose Entity (satisfying the conditions to be accounted for as a sale) and are not required to be consolidated by FIN 46-R.
The Group securitized €21 billion mortgages and other loans during the first half of 2008, the total amount of which was not accounted for as a sale under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The balances of assets securitized at June 30, 2008 and December 31, 2007 under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, were as follows:

	June 30,	December 31,
Thousands of Euros	2008	2007
Accounted for as a sale	3,239,440	3,742,020
Mortgage loans	2,255,154	2,478,869
Other securitized assets	984,286	1,263,151

Continued recognition of the assets	94,126,350	92,022,692
Mortgage loans	62,295,653	60,055,842
Of which Abbey	41,273,768	40,216,503
Other securitized assets	31,830,697	31,966,850

TOTAL	97,365,790	95,764,712

Until December 2007, under U.S. GAAP, certain mortgage securitization vehicles (Abbey’s) were considered “qualifying special purpose entities” and fell outside the scope of consolidation as defined by FIN 46-R (see Note 16.3). Consequently, the Group treated these securitizations as sales and, where appropriate, recognized a servicing asset and an interest-only security (see Note 16.2). The interest-only security was accounted for as an available for sale security, and was evaluated for impairment in accordance with EITF 99-20. From December 2007 these mortgage securitization vehicles no longer meet the requirements to be considered qualifying special purpose entities and consequently the assets and liabilities of the vehicles are re-purchased.
Abbey Group
Loans and advances to customers include portfolios of residential mortgage loans, which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose Securitization companies (‘Securitization Companies’), and have been funded primarily through the issue of mortgage-backed securities (‘Securities’). Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, no gain or loss has been recognized as a result of these sales. These Securitization Companies are consolidated and included in the Group financial statements as subsidiaries.

Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the Securitization Companies or holders of the Securities except as described below, and do not intend to provide such further support. Mortgage indemnity guarantee (“MIG”) insurance is an agreement between a lender and an insurance company to underwrite the amount of every mortgage advance that exceeds a certain loan-to-value ratio. Until and including December 31, 2001, Abbey required MIG policies for all mortgages that exceeded a loan-to-value ratio of 75%. Cover on all such policies was commuted effective from October 14, 2005. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Securitization Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.
Abbey National plc receives payments from the Securitization Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. Abbey National plc has no right or obligation to repurchase the benefit of any securitized loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.
Abbey makes use of a type of securitization known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator, initially funded by the originator. A funding entity acquires beneficial interests in a share of the portfolios of assets with funds borrowed from qualifying special purpose entities, which at the same time issue asset-backed securities to third-party investors or Abbey. The purpose of the special purpose entities is to obtain diverse, low cost funding through the issue of asset-backed securities. The share of the pool of assets not purchased from the trust company by the funding entity is known as the beneficial interest of the originator. Using this structure, Abbey has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Abbey and Holmes Funding Limited. Holmes Funding Limited acquires beneficial interests in the portfolios of mortgages with funds borrowed from the securitization companies, Holmes Financing No. s 1, 6-10plc and Holmes Master Issuer plc.
Prior to the issuance in December 2007 by Holmes Master Issuer (Holmes Master Issuer — 2007/3), the Securitization Companies met the criteria to be classified as qualifying special purpose entities in accordance with SFAS 140. The assets that had been transferred to qualifying special purpose entities (securitized) met the criteria required under SFAS 140 for a sale and were no longer retained on the balance sheet. The gain or loss on sale was allocated between the assets sold and the interests that continued to be held based on their relative fair value at the date of transfer.
From the issuance in December 2007 on, the Securitization Companies no longer met the criteria to be classified as qualifying special purpose entities due to the acquisition of the notes issued by Holmes Master Issuer plc — 2007/3 by Abbey, the transferor of the assets. As the transfers no longer meet the criteria for sale accounting under US GAAP, Abbey is deemed to have reacquired the assets transferred to the securitization companies. The retained interest (formerly known as the interest-only strip) was reclassified and combined with the reacquired mortgage assets. As the Securitization Companies are no longer qualifying special purpose vehicles the fall into the scope of FIN-46R, and therefore the Group is now required to consolidate these vehicles.
The remuneration received by Abbey for servicing is considered to be adequate and therefore no servicing assets were recognized in any of the years presented.
During the six months ended June 30, 2008, the remaining mortgage-backed securities in issue in Holmes Financing (No. 6) plc and Holmes Financing (No. 7) plc were redeemed.
The balances of assets securitized and non-recourse finance as of June 30, 2008 were as follows:

	Closing date of	Gross assets	Non- recourse
Securitization company	Securitization	securitized	finance
		Millions of Euros

Holmes Financing (No. 1) plc	July 26, 2000	347	347
Holmes Financing (No. 8) plc	April 1, 2004	2,224	2,530
Holmes Financing (No. 9) plc	December 8, 2005	3,508	4,624
Holmes Financing (No. 10) plc	August 8, 2006	3,549	4,114
Holmes Master Issuer plc — 2006/1	November 28, 2006	3,305	3,305
Holmes Master Issuer plc — 2007/1	March 28, 2007	5,314	5,314
Holmes Master Issuer plc — 2007/2	June 20, 2007	6,421	7,390
Holmes Master Issuer plc — 2007/3	December 21, 2007	9,163	9,163
Holmes Master Issuer plc — 2008/1	April 10, 2008	10,401	10,401
Beneficial interest in Holmes Trustees Limited		9,838	—

		54,069	47,186

The gross assets securitized represent the interest in the trust property held by Holmes Funding Limited related to the debt issued by the Securitization companies. The retained interest in Holmes Trustees Limited represents the proportion of the funds required to be retained in the trust as part of the master structure trust agreement.
The Securitization vehicles have placed deposits representing cash, which has been accumulated to finance the redemption of a number of securities issued by the Securitization companies. The Securitization companies’ contractual interest in advances secured on residential property is therefore reduced by this amount.
Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above Securitization companies or their parents.
Issuances made from Abbey’s €12.0 billion covered bond program established in 2005, which are all secured by a pool of ring-fenced residential mortgages, are not included in the tables above.
Spain
Securitization funds (the vehicles where securitized loans are transferred) are independent entities, managed by a “Sociedad Gestora” (Managing Society, a different legal entity usually controlled by the Bank), which are registered and regulated by the National Securities Market Commission (Comisión Nacional del Mercado de Valores — “CNMV”). The “Sociedad Gestora” is responsible of managing the transferred assets for a fixed fee. No gains or losses were registered in the income statement from the Bank’s securitizations because the selling price was equal to the book value of transferred loans. Therefore no adjustment was made in the reconciliation to U.S. GAAP.
A securitization fund may only hold:
•	Financial assets transferred to it that are passive in nature (loans)

•	Passive derivative financial instruments that pertain to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor, its affiliates, or its agents.

•	Financial assets (for example, guarantees or rights to collateral) that would reimburse it if others were to fail to adequately service financial assets transferred to it or to timely pay obligations due to it and that it entered into when it was established, when assets were transferred to it, or when beneficial interests (other than derivative financial instruments) were issued by the SPE. All the guarantees relating to the transferred loans are transferred to the securitization funds.

•	Servicing rights related to financial assets that it holds.

•	Temporarily, non-financial assets obtained in connection with the collection of financial assets that it holds.

•	Cash collected from assets that it holds and investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for that purpose (that is, money-market or other relatively risk-free instruments without options and with maturities no later than the expected distribution date).
Portugal
As of June 30, 2008, Banco Santander Totta, S.A. has mortgage securitizations amounting to €11,360 million that are accounted for in the balance sheet.
US
On September 25, 2006 Santander Group reached an agreement to acquire 90% of Drive in the U.S.A. for $637 million in cash (€494 million approximately). As at June 30, 2008, Drive Financial has securitizations that amount to a total of €1,824 millions. These securitizations are not accounted for as a sale.
Other countries
The balances of assets securitized by other countries (mainly Germany and Italy) are not significant and their accounting treatment results in continued recognition in the balance sheet.

17.2 Stock Option Plans
          i. The Bank
In recent years the Bank has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank based on the achievement of certain targets indicated below:

		Euros
						Date of	Date of
	Number of	Exercise	Year	Employee	Number	Commencement	Expiry of
	Shares	Price	Granted	Group	of Persons	of Exercise Period	Exercise Period
Plans outstanding at January 1, 2007	96,251,390	9.09(* )
Rights granted (Plan I09)	10,448,480	—	2007	Managers	5,476	23-06-2007	31-07-2009
Rights granted (Plan I10)	15,690,283	—	2007	Managers	5,506	23-06-2007	31-07-2010
Options cancelled, net (Plan I06)	(1,195,371)	9.09		Managers	(45)	15-01-2008	15-01-2009
Plans outstanding at December 31, 2007	121,194,782	—
Options exercised (Plan I06)	(62,876,202)	9.09	—	Managers	(1,473)
Rights granted (Plan I10)	46,560	—	2008	Managers	1
Plans outstanding at June 30, 2008	58,365,140
Of which:
Plan I06	32,179,817	9.09	2006	Managers	1,039	15-01-2008	15-01-2009
Plan I09	10,448,480	—	2007	Managers	5,476	23-06-2007	31-07-2009
Plan I10	15,736,843	—	2007	Managers	5,507	23-06-2007	31-07-2010

(*)	The exercise price of the options under Plan I06 is €9.09 per share, which is the weighted average of the daily average market price of the Bank shares on the continuous market in the first 15 trading days of January 2005. This was the criterion established in the resolution approving Plan I06 adopted at the Annual General Meeting held on June 18, 2005. The documentation on the aforementioned resolution stated correctly the method to be used to set the exercise price but, by mistake, an amount of €9.07 per share was mentioned rather than the correct amount of €9.09 per share.
Plan I06
In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, is tied to the achievement of two targets: appreciation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. These targets were achieved. At December 31, 2007, 2,512 Group executives were included in Plan I06 and 95,056,019 options on Bank shares at an exercise price of €9.09. The exercise period is from January 15, 2008 to January 15, 2009. This plan was approved by the shareholders at the Annual General Meeting on June 18, 2005. At June 30, 2008, 1,039 Group executives were included in Plan I06 and 32,179,817 options on Bank shares at an exercise price of €9.09.
The fair value of the equity instruments granted (€57.5 million) was charged to income, with a credit to equity, in the period in which the beneficiaries provide their services to the Group.
The executive directors are beneficiaries under this plan.
Long-term incentive policy
At its meeting on March 26, 2007, following the report of the Appointments and Remuneration Committee, the Bank’s Board of Directors approved a long-term incentive policy aimed at the Bank’s executive directors and certain executive personnel of the Bank and of other Grupo Santander companies (excluding Banesto). Implementation of this policy requires, in conformity with the Law and the Bank’s bylaws, specific resolutions adopted by the Annual General Meeting.
If it were necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.
The plans shaping the aforementioned incentive policy are as follows: (i) Performance Share Plan; (ii) Matched Deferred Bonus Plan; (iii) Restricted Shares Plan; and (iv) Minimum Investment Program. The characteristics of the plans are set forth below:
(i) Performance Share Plan
This multiannual incentive plan is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the Board of Directors or, when delegated by it, the Executive Committee.
This plan will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive program linked to the previous Plan I06 and the successive cycles of this plan. Thus, the first two cycles will commence in July 2007, the first cycle having a duration of two years (PI09) and the second cycle having a standard three-year term (PI10).
For each cycle a maximum number of shares is established for each beneficiary who remains in the Group’s employ for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing the Group’s performance with that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). These parameters each have a 50% weighting in determining the percentage of shares to be delivered.
The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary will be considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle. This number will range from the maximum percentage of shares, if Santander, for each of the measures considered (TSR and EPS growth), ranks within the third quartile of the Benchmark Group, including the 75th percentile, to 30% of the maximum number of shares if it is placed at the median (50th percentile). If Santander ranks below the median, all assignments of shares will be rendered null and void.
At December 31, 2007, the maximum number of shares to be delivered was 10,448,480 (for a total of 5,476 participants) for the first cycle (PI09) and 15,690,283 (5,506 participants) for the second cycle (PI10). During the first half of 2008 the Bank granted a total of 46,560 shares to one participant of the Plan I10. At June 30, 2008, the total number of shares granted was 15,736,843 (for a total of 5,507 participants). The fair value of the equity instruments granted under these plans was €149 million, and this amount is charged to “Personnel expenses”, with a credit to equity, in the specific period in which the beneficiaries provide their services to the Group.
The fair value was calculated as follows:
•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•	The fair value of the 50% relating to the Bank’s relative TSR position was determined on the basis of the report of an independent expert whose assessment was based, inter alia, on the following variables:
•	Expected volatility: determined on the basis of the historical volatility over a two-year period for PI09 and a three-year period for PI10. In the case of the Bank, the average volatility used was 16.25% for PI09 and 15.67% for PI10.

•	Annual dividend yield: based on the data for the last two/three years before July 1, 2007. In the case of the Bank, this yield stood at 3.23% for PI09 and 3.24% for PI10.

•	Risk-free interest rate: return on Treasury Bonds (zero coupon) offered on July 1, 2007 for a period of two years for PI09 (4.473%) and three years for PI10 (4.497%)

•	Monte Carlo valuation model: performance of 10,000 simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the aforementioned variables. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

Application of the simulation model results in percentage values of 42.7% for PI09 and 42.3% for PI10 (second cycle), which are applied to 50% of the value of the shares granted, in order to determine the cost per books of the TSR-based portion of the incentive. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.
•	In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that, in a high percentage of cases, the TSR value is also valid for EPS. Therefore, it was determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the shares granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it shall be reviewed and adjusted on a yearly basis.
(ii) Matched Deferred Bonus Plan
This multiannual incentive plan is payable in shares of the Bank and is conditional upon compliance with certain requisites relating to investments and continued service at the Group.
The beneficiaries of the plan, which at June 30, 2008 total 32, are the executive directors and other members of the Bank’s senior management, together with other principal executives of the Santander Group.
This plan is structured in three-year cycles which start each year. The beneficiaries of the plan must use 10% of their gross annual variable remuneration (or bonus) to acquire shares of the Bank on the market (the “Obligatory Investment”).
Participants who hold the shares acquired through the Obligatory Investment and remain in the Group’s employ for three years from the date on which the Obligatory Investment is made will be entitled to receive the same number of Bank shares as that composing their initial Obligatory Investment.
The shares will be delivered within a maximum period of one month from the third anniversary of the date on which the Obligatory Investment was made.
(iii) Restricted Shares Plan
This plan envisages the selective delivery of shares in special circumstances relating to the hiring or retention of employees. All employees and executives, except for the Bank’s executive directors, can be beneficiaries, provided that they have completed a minimum of three to four years of service at the Group. Each participant will be entitled to receive the shares upon completion of the minimum period of service.
(iv) Minimum Investment Program
This program consists of the obligation of the Group’s top 32 executives (including executive directors) to hold Bank shares equal to one year’s fixed remuneration. This amount must be reached within a maximum period of five years.

     ii. Abbey
The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

		Pounds
		Sterling (*)					Date of	Date of
	Number of	Exercise	Year	Employee	Number		Commencement	Expiry of
	Shares	Price (*)	Granted	Group	of Persons		of Exercise Period	Exercise Period

Plans outstanding at January 1, 2007	10,354,232	4.32

Of which:
Executive Options	178,026	4.11	2003-2004	Managers	13		26-03-2006	24-03-2013
Sharesave	7,638,791	3.32	1998-2004	Employees	4,512	(**)	01-04-2006	01-09-2011
MTIP	2,537,415	9.39	2005 y 2006	Managers	170		First half of 2008	First half of 2008

Options granted (MTIP)	—	—
Options exercised	(1,535,325)	3.81
Of which:
Executive Options	(33,904)	3.96
Sharesave	(1,501,421)	3.81
Options cancelled (net) or not exercised	(770,595)	—

Plans outstanding at December 31, 2007	8,048,312	5.34

Of which:
Executive Options	144,122	4.15	2003-2004	Managers	4		26-03-2006	24-03-2013
Sharesave	5,684,340	3.18	1998-2004	Employees	2,239	(**)	01-04-2006	01-09-2011
MTIP	2,219,850	10.88	2005 y 2006	Managers	157		First half of 2008	First half of 2008

Options exercised	(6,688,503)
Of which:
Executive Options	(125,876)
Sharesave	(4,342,777)
MTIP	(2,219,850)
Options cancelled (net) or not exercised	(9,585)

Plans outstanding at June 30, 2008	1,350,224

Of which:
Executive Options	17,717	4.15	2003-2004	Managers	3		26-03-2006	24-03-2013
Sharesave	1,332,507	3.18	1998-2004	Employees	902	(**)	01-04-2006	01-09-2011
MTIP	—	—	2005 y 2006	Managers	—		First half of 2008	First half of 2008

(*)	At June 30, 2008 and December 31, 2007 the euro/pound sterling exchange rate was €1.26222/GBP 1 and €1.36360/GBP 1, respectively.

(**)	Number of accounts/contracts. A single employee may have more than one account/contract.
In 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, effective allocation of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). This Plan was approved by the shareholders at the Annual General Meeting on June 17, 2006. Subsequently, it was considered necessary to amend the conditions of the Plan in order to reflect the impact of the sale of Abbey’s life insurance business to Resolution on the income targets of Abbey for 2007. The Board of Directors, after obtaining a favorable report from the Appointments and Remuneration Committee, submitted this amendment for ratification by the shareholders who approved it at the Annual General Meeting held on June 23, 2007. During the first half of 2008 all MTIP options have been exercised. At June 30, 2008 this plan was cancelled.
iii. Fair value
The fair value of each option granted by the Group is calculated at the grant date. In order to value Plan I06 two valuation reports were performed by two multinational investment banks. These investment banks used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of the Bank shares and the shares of comparable banks. The fair value of the options granted was calculated as the average value resulting from the two valuations.
With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, ultimately the amount recognized in the income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognized regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for the Bank’s shares at the exercise prices and the duration corresponding to most of the sensitivities.
The fair value of each option granted by Abbey was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

December 2007

Risk-free interest rate	5.0% to 5.8%
Dividend increase, based solely on the average increase since 1989	10%
Volatility of underlying shares based on historical volatility over 5 years	19.80 % to 26.90%
Expected life of options granted under:
Employee Sharesave Plan	3.5 to 7 years
Executive Share Option Plan	10 years
Employee Share Option Plan	10 years
Medium-Term Incentive Plan	3 years
The main assumptions used as of June 30, 2008 do not change significantly from those indicated above.
17.3 Derivative Financial Instruments
We use derivatives for both trading and non-trading activities.
The Group uses derivatives to eliminate, reduce or modify risk in trading portfolios (interest rate, foreign exchange and equity prices), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options.
Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity. Some of these non-trading transactions could be accounted for as accounting hedges if they meet specific criteria.
The Group has established policies, procedures and limits in relation to market risk. These limits are defined as a structure which considers different levels from business segment or legal entity levels to portfolio or trader levels. Market risk is monitored by risk committees together with Assets and Liabilities Committees both at the local and global levels.
     Accounting principles-
The Group enters into thousands of derivative transactions for trading purposes and to hedge asset and liability exposures. Only a limited amount of these hedging transactions receive hedge accounting treatment under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 due to the strict qualifying requirements. The general rule is that all derivatives are accounted for as trading operations, and only those derivatives that comply with the specific criteria required by the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are accounted for as hedging operations. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v to our 2007 consolidated financial statements. The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the accounting treatment of these transactions. See Note 16.2 for a summary of the accounting criteria, and Note 16.3.f) for the impact on the reconciliation of net income and stockholders’ equity from the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 to U.S. GAAP.
The Bank of Spain’s Circular 4/2004 consider as hedging transactions only those that meet the following criteria (summarized):
a.	The hedge relationship must be documented at inception. At that moment the objective and the hedge strategy must be assessed (all the documentation requirements are similar to those required by SFAS 133).

b.	The hedge relationship should be highly effective during the entire estimated term to compensate the changes in the value or in the cash flows attributable to the identified risk, and in accordance with the hedging strategy documented at inception.

c.	Future transactions may be hedged only if it is highly probable that they will occur and when they are subject to any risk that could have an effect on cash flows that could affect the net income.

d.	To qualify as highly effective, the hedge relationship should meet, both at the inception and in any moment, the following requirements:
a)	Prospectively: it should be expected that the changes in the fair value or in the cash flows of the hedged financial instruments will almost be offset by the changes in the fair value or in the cash flows of the hedging instruments.

b)	Retrospectively: The offsetting effects should be within 80% and 125% of the changes in the hedged item.

c)	All the values should be reliably calculated.

d)	Effectiveness should be tested quarterly and at least, each time that the financial statements are prepared.
We have procedures in place that ensure that the requirements with respect to the designation as hedge or speculative, transaction documentation, identification of hedged items and hedging instrument, and the assessment and testing of hedge effectiveness are met.
As explained in Note 16.3 f) and in Note 16.2, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the requirements for hedge accounting of these transactions. Given that U.S. GAAP does not allow certain types of hedges, derivative transactions accounted for as hedges under U.S. GAAP are only a portion of the hedge transactions under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Besides, there are differences in designation requirements and hedge accounting between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, so many transactions accounted for as hedge under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are reversed for U.S. GAAP purposes and designated as speculative transactions.
For all the transactions that are considered as hedging both under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, additional information is collected to adapt to the accounting treatment required. The adjustments are made in function of the hedge designation under SFAS 133 (i.e. cash flow, fair value or net investment in foreign operation). Only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.
The vast majority of our hedges are simple hedges: the notional value of the hedging instruments is the same as the face value of the hedged item; the hedging instrument is tailored solely to the hedged risk (either benchmark rate of interest or foreign currency); the settlement methods are standard ones, with settlement periods similar to those for the item to be hedged; there are no pre-payable amounts on the item to be hedged, nor are there any options in the hedged items unless such options are completely offset with an opposite option in the hedging instruments.
Among these transactions that are designated hedges under both the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, the Group includes derivatives that hedge the foreign currency exposure of a net investment in a foreign subsidiary. The currency of these hedging derivatives is that of the country in which the foreign subsidiary is located, and the amounts to be hedged are closely watched by our risk committees.
Our Group’s companies enter into intercompany derivative transactions for the purposes of managing their own risks.

Usually, in each country in which our Group operates, there is a subsidiary (an individual entity) that acts as the treasury services provider or center for the Group’s financial activities in that country. The remaining subsidiaries operating in that country usually hedge their own risks through transactions entered into with that treasury services provider. In addition, some of our subsidiaries may enter into intercompany derivative transactions with subsidiaries located in other countries.
For accounting purposes, these transactions are recorded as intercompany derivatives on the individual books and records of each company entering into such transactions, but are eliminated in the consolidation process.
     Fair value methods-
The methods and assumptions used by the Group in estimating its fair value disclosures for derivative financial instruments are disclosed in Note 2.d. to our 2007 consolidated financial statements included in our 2007 Form 20-F.
The following table shows a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 at the dates indicated:

	June 30,		December 31,
	2008		2007
	Notional		Notional
Millions of Euros	Amount	Fair Value	Amount	Fair Value

• Trading	3,493,206.9	(627.3)	3,620,490.1	(2,077.6)
• Hedging	198,933.7	(1,585.5)	164,666.9	(1,071.4)
Fair Value Hedges	143,571.6	(1,568.8)	126,388.3	(1,199.7)
Cash Flow Hedges	16,916.1	(312.5)	10,695.5	(136.7)
Hedges of the foreign currency of a net investment in a foreign subsidiary	38,446.0	295.8	27,583.1	265.0
	3,692,140.6	(2,212.8)	3,785,157.0	(3,149.0)
In our reconciliation to U.S.GAAP we made some adjustments that change the designation of some hedge relationships. We identify those hedges under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 that do not fully comply with FAS 133 requirements. Under U.S. GAAP accounting those transactions are considered to be speculative transactions and such derivatives are accounted for as trading derivatives.
The following table shows a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with U.S. GAAP at the dates indicated:

	June 30,		December 31,
	2008		2007
	Notional		Notional
Millions of Euros	Amount	Fair Value	Amount	Fair Value

• Trading	3,572,413.0	860.6	3,685,557.8	(1,482.7)
• Hedging	119,727.6	(3,073.4)	99,599.2	(1,665.8)
Fair Value Hedges	64,365.5	(3,056.7)	61,320.6	(1,794.2)
Cash Flow Hedges	16,916.1	(312.5)	10,695.5	(136.6)
Hedges of the foreign currency of a net investment in a foreign subsidiary	38,446.0	295.8	27,583.1	265.0

	3,692,140.6	(2,212.8)	3,785,157.0	(3,148.5)
The notional amounts of hedging transactions under U.S. GAAP are less than those under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 due to the fact that the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 allows certain hedge accounting that is not permitted under U.S. GAAP.

17.4 Provisions for pensions and similar obligations
a)	Breakdown
The breakdown of the balance of “Provisions” is as follows:

	Thousands of Euros
	June 30, 2008	December 31, 2007

Provisions for pensions and similar obligations	11,421,092	11,819,748
Provisions for contingent liabilities and commitments:	723,195	636,316
Of which: country risk	49,910	48,831

Provisions for taxes, legal contingencies and other provisions	3,524,054	4,114,835

Total provisions	15,668,341	16,570,899

b)	Changes
The changes in “Provisions” were as follows:

	Millions of Euros
	June 30, 2008				December 31, 2007
		Contingent				Contingent
		Liabilities and	Other			Liabilities and	Other
	Pensions	Commitments	Provisions	Total	Pensions	Commitments	Provisions	Total

Balances at beginning of year	11,820	636	4,115	16,571	14,014	599	4,614	19,227
Net inclusion of entities in the Group	—	—	—	—	(2)	—	(35)	(37)
Additions charged to income:
Interest expense and similar charges	235	—	—	235	488	—	—	488
Personnel expenses	94	—	—	94	209	—	—	209
Additions to provisions	17	98	195	310	114	96	497	707
Other additions	7	—	—	7	317	—	—	317

Other additions arising from insurance contracts linked to pensions	—	—	—	—	(17)	—	—	(17)
Payments to pensioners and early retirees with a charge to internal provisions	(540)	—	—	(540)	(1,109)	—	—	(1,109)
Insurance premiums paid	(3)	—	—	(3)	(6)	—	—	(6)
Payments to external funds	(121)	—	—	(121)	(2,168)	—	—	(2,168)
Amount used	—	—	(730)	(730)	—	—	(921)	(921)
Transfers, exchange differences and other changes	(88)	(11)	(56)	(155)	(20)	(59)	(40)	(119)

Balances at end of year	11,421	723	3,524	15,668	11,820	636	4,115	16,571

c)	Provisions for pensions and similar obligations
The breakdown of the balance of “Provisions for pensions and similar obligations” is as follows:

	Millions of Euros
	June 30,	December 31,
	2008	2007

Provisions for post-employment plans — Spanish entities	5,704	5,723
Of which, defined benefit	5,598	5,626

Provisions for other similar obligations — Spanish entities	3,876	4,001
Of which: early retirements	3,822	3,950

Provisions for post-employment plans — Abbey	1,147	1,275

Provisions for post-employment plans and other similar obligations
— Other foreign subsidiaries	694	821

Provisions for pensions and similar obligations	11,421	11,820

i. Spanish entities — Post-employment plans and other similar obligations
The Spanish consolidated entities had post-employment benefit obligations under defined benefit plans. At its meeting on December 17, 2007, the Bank’s Board of Directors approved the implementation of a defined contribution retirement plan for executives of the Bank. This plan recognizes an extraordinary contribution totaling €97 million for services rendered, and subsequent current contributions.
The Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect to contributions to defined contribution plans amounted to €14 million as of the first half of 2008 (€14 million as of December 31, 2007).
The amount of defined benefit obligations was determined using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-Employment Plans		Other Similar Obligations
	June 30,	December 31,	June 30,	December 31,
	2008	2007	2008	2007
Annual discount rate	4.0%	4.0%	4.0%	4.0%
Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)	n/a	n/a
Annual social security pension increase rate	1.5%	1.5%	n/a	n/a
Annual benefit increase rate	n/a	n/a	0% to 1.5%	0% to 1.5%

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.
The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-Employment Plans		Other Similar Obligations
	June 30,	December 31,	June 30,	December 31,
	2008	2007	2008	2007

Expected rate of return on plan assets	4.0%	4.0%	—	—
Expected rate of return on reimbursement rights	4.0%	4.0%	4.0%	4.0%
The funding status of the defined benefit obligations is as follows:

	Millions of Euros
	Post-Employment Plans		Other Similar Obligations
	June 30,	December 31,	June 30,	December 31,
	2008	2007	2008	2007

Present value of the obligations:
To current employees	1,303	1,259	—	—
Vested obligations to retired employees	4,808	4,876	—	—
To early retirees	—	—	3,822	3,950
Long-service bonuses and other obligations	—	—	53	50
Other	167	174	1	1

	6,278	6,309	3,876	4,001

Less:
Fair value of plan assets	189	192	—	—
Unrecognized actuarial (gains)/losses	484	487	—	—
Unrecognized past service cost	7	4	—	—

Provisions — Provisions for pensions	5,598	5,626	3,876	4,001

Of which:
Internal provisions for pensions	3,111	3,114	3,866	3,987
Insurance contracts linked to pensions	2,487	2,512	10	14
The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	Post-Employment Plans		Other Similar Obligations
	June 30,	December 31,	June 30,	December 31,
	2008	2007	2008	2007

Current service cost	29	56	3	5
Interest cost	120	242	77	166
Expected return on plan assets	(4)	(8)	—	—
Expected return on insurance contracts linked to pensions	(48)	(102)	—	(1)
Extraordinary charges:
Actuarial (gains)/losses recognized during the period	—	6	—	13
Past service cost	4	58	—	—
Early retirement cost	—	2	—	39
Other	—	(16)	—	(22)

Total	101	238	80	201

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of Euros
	Post-Employment Plans		Other Similar Obligations
	June 30,	December 31,	June 30,	December 31,
	2008	2007	2008	2007

Present value of the obligations at beginning of year	6,309	6,337	4,001	4,527
Net inclusion of entities in the Group	—	—	—	—
Current service cost	29	56	3	5
Interest cost	120	242	77	166
Early retirement cost	—	2	—	39
Effect of curtailment/settlement	—	(16)	—	(22)
Benefits paid	(182)	(350)	(347)	(729)
Past service cost	7	58	—	1
Actuarial (gains)/losses	(5)	(19)	—	13
Other	—	(1)	142	1

Present value of the obligations at end of year	6,278	6,309	3,876	4,001

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:
Plan assets

	Millions of Euros
	Post-Employment Plans
	June 30,	December 31,
	2008	2007
Fair value of plan assets at beginning of year	192	203
Expected return on plan assets	4	8
Actuarial gains/(losses)	(2)	(12)
Contributions	3	6
Benefits paid	(8)	(13)

Fair value of plan assets at end of year	189	192

Insurance contracts linked to pensions

	Millions of Euros
	Post-Employment Plans		Other Similar Obligations
	June 30,	December 31,	June 30,	December 31,
	2008	2007	2008	2007

Fair value of insurance contracts linked to pensions at beginning of year	2,512	2,582	14	23
Expected return on insurance contracts	48	102	—	1
Actuarial gains/(losses)	—	(17)	—	—
Premiums paid	(4)	12	—	—
Benefits paid	(80)	(165)	(4)	(10)
Exchange differences	11	(2)	—	—

Fair value of insurance contracts linked to pensions at beginning of year	2,487	2,512	10	14

In 2008 the Group expects to make contributions in Spain to fund its defined benefit pension obligations for amounts similar to those made in 2007.
The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.
The following table shows the estimated benefits payable at December 31, 2007 for the next ten years:

Millions of
Euros

2008	1,026
2009	969
2010	908
2011	844
2012	788
2013 a 2017	2,941

7,476

ii. Abbey
At the end of each of the last three years, Abbey had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to €13 million as of June 30, 2008 (€10 million in 2007).
The amount of the defined benefit obligations was determined by the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	June 30,	December 31,
	2008	2007
Annual discount rate	5.30%	5.30%
Mortality tables	PA92MC C2006	PA92MC C2006
Cumulative annual CPI growth	3.0%	3.0%
Annual salary increase rate	4.0%	4.0%
Annual pension increase rate	3.0%	3.0%
The funding status of the defined benefit obligations is as follows:

	Millions of Euros
	June 30,	December 31,
	2008	2007

Present value of the obligations	5,538	6,248

Less:
Fair value of plan assets	4,250	4,913
Unrecognized actuarial (gains)/losses	141	60
Unrecognized past service cost	—	—

Provisions — Provisions for pensions	1,147	1,275

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	June 30, 2008	December 31, 2007

Current service cost	35	97
Interest cost	170	322
Expected return on plan assets	(151)	(284)
Extraordinary charges:
Actuarial gains/losses recognized in the year	—	(1)
Past service cost	—	—
Early retirement cost	—	—

Total	54	134

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of Euros
	June 30, 2008	December 31, 2007

Present value of the obligations at beginning of year	6,248	6,350
Net inclusion of entities in the Group	—	—
Current service cost	35	97
Interest cost	170	322
Early retirement cost		—
Benefits paid	(97)	(175)
Actuarial (gains)/losses	(361)	200
Exchange differences and other items	(457)	(546)

Present value of the obligations at end of year	5,538	6,248

The changes in the fair value of the plan assets were as follows:

	Millions of Euros
	June 30, 2008	December 31, 2007

Fair value of plan assets at beginning of year	4,913	4,810
Expected return on plan assets	151	284
Actuarial gains/losses	(445)	45
Contributions	98	387
Benefits paid	(97)	(175)
Exchange differences	(370)	(438)

Fair value of plan assets at end of year	4,250	4,913

Through Abbey, the Group expects to make contributions in 2008 to fund these defined benefit pension obligations for amounts similar to those made in 2007.

The main categories of plan assets as a percentage of total plan assets are as follows:

December 31, 2007

Equity instruments	46%
Debt instruments	52%
Other	1%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2007 for the next ten years:

Millions of
Euros

2008	174
2009	187
2010	202
2011	217
2012	233
2013 a 2017	1,466

2,479

iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At June 30, 2008 and December 31, 2007, these entities had defined contribution and defined benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to €11 millions as of June 30, 2008 (€23 million in 2007).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

The funding status of the obligations similar to post-employment benefits is as follows:

	Millions of Euros
	June 30, 2008	December 31, 2007

Present value of the obligations	7,408	7,264

Less:
Fair value of plan assets	6,996	6,725
Unrecognized actuarial (gains)/losses	161	134
Unrecognized past service cost	—	—

Provisions — Provisions for pensions	251	405

Of which:
Internal provisions for pensions	694	821
Net assets for pensions	(223)	(239)
Unrecognized net assets for pensions	(220)	(177)
In January 2007 Banco do Estado de Sao Paulo, S.A.- Banespa (which merged with Banco Santander Banespa, S.A. on August 31, 2006) externalized a portion of the pension obligations to employees for which it still recognized an internal provision and for this purpose arranged an external plan or fund managed by Banesprev. As a result of this externalization, the related assets and liabilities were transferred to Banesprev, and “Provisions — Provisions for Pensions and Similar Obligations” at December 31, 2007 included the present value of the aforementioned obligations, net of the fair value of the related plan assets and the net unrecognized cumulative actuarial gains and/or losses.

The amounts recognized in the consolidated income statement in relation to these obligations are as follows:

	Millions of Euros
	June 30, 2008	December 31, 2007

Current service cost	27	51
Interest cost	344	608
Expected return on plan assets	(321)	(559)
Extraordinary charges:
Actuarial gains/losses recognized in the year	13	22
Past service cost	—	—
Early retirement cost	—	16
Other	(1)	216

Total	62	354

The changes in the present value of the accrued obligations were as follows:

	Millions of Euros
	June 30, 2008	December 31, 2007

Present value of the obligations at beginning of year	7,264	6,198
Current service cost	27	51
Interest cost	344	608
Early retirement cost	—	16
Effect of curtailment/settlement	(1)	(4)
Benefits paid	(254)	(492)
Past service cost	—	—
Actuarial (gains)/losses	5	707
Exchange differences and other items	23	180

Present value of the obligations at end of year	7,408	7,264

The changes in the fair value of the plan assets were as follows:

	Millions of Euros
	2008	2007

Fair value of plan assets at beginning of year	6,725	3,917
Expected return on plan assets	321	559
Actuarial gains/losses	(38)	586
Contributions	35	1,863
Benefits paid	(237)	(452)
Exchange differences	190	252

Fair value of plan assets at end of year	6,996	6,725

In 2008 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2007.

The main categories of plan assets as a percentage of total plan assets are as follows:

December 31, 2007

Equity instruments	27%
Debt instruments	66%
Properties	2%
Others	5%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2007 for the next ten years:

Millions of
Euros

2008	441
2009	455
2010	471
2011	488
2012	507
2013 a 2017	2,799

5,159

d)	Provisions for taxes, legal contingencies, and other provisions

The balance of “Provisions for taxes, legal contingencies, and other provisions”, which includes, those relating to provisions for restructuring costs and tax and legal litigations, was estimated using prudent calculation procedures and consistent with the uncertainty inherent in the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation; in certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.

The breakdown of the balance of “Provisions — Other provisions” is as follows:

	Millions of Euros
	June 30, 2008	December 31, 2007

Provisions for contingencies and commitments in operating units:
Recognized by Spanish companies	733	814
Of which:
Bank	281	326
Banesto	156	197

Recognized by other EU companies	788	886
Of which: Abbey	495	584

Recognized by other companies	2,003	2,415
Of which:
Brazil	1,652	1,989
Mexico	170	159

	3,524	4,115

17.5 Investment securities
The following table shows a disclosure of the amortized cost, gross unrealized gains and losses, and fair value of available-for-sale fixed maturity securities and equity securities as of June 30, 2008 and December 31, 2007:
INVESTMENT SECURITIES

	June 30, 2008				December 31, 2007
		Gross	Gross			Gross	Gross
(U.S. GAAP presentation)	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
Thousands of Euros	cost	gains	losses (2)	Value (1)	cost	gains	losses (2)	Value (1)

Available-for-sale securities
Debt securities:
United States-
US Treasury and other US Government Agencies	544,856	4,134	3,834	545,156	479,835	5,654	1,794	483,695
Mortgage-backed securities	180,499	9	3,683	176,825	207,617	—	2,744	204,873
Other securities	964,970	175	7,563	957,582	2,303,902	694	5,267	2,299,329

Spanish Government and other Spanish Public Authorities	9,196,661	21,567	202,936	9,015,292	8,107,355	92,669	350	8,199,674
Securities of other foreign Governments	8,739,517	329,003	445,887	8,622,633	9,907,595	344,672	97,846	10,154,420

Other debt securities	14,083,885	94,623	386,788	13,791,720	14,619,191	58,462	164,230	14,513,424

	33,710,388	449,511	1,050,691	33,109,208	35,625,495	502,151	272,231	35,855,415

Equity securities
Spanish securities	2,279,772	149,429	275,199	2,154,002	3,941,669	369,877		4,311,546
International securities	5,519,409	809,658	1,314,332	5,014,735	4,548,118	1,302,166		5,850,284
of which: United States:	269,612	65,423	93,781	241,254	196,416	46,467		242,883

	7,799,181	959,087	1,589,531	7,168,737	8,489,787	1,672,043	—	10,161,830

(1)	Fair values are determined based on period-end quoted market prices for listed securities and on management’s estimate for unlisted securities.

(2)	Gross unrealized losses under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are higher than those under U.S. GAAP, due to the “Other than Temporary Adjustment” included in reconciliation to U.S.GAAP (see Notes 16.2 and 16.3.b). Additionally, the gross unrealized losses have mainly arisen in a period shorter than one year.
We review all the unrealized losses of our debt securities portfolio at least quarterly to evaluate if they should be considered other than temporary impaired. Under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, impairment losses are recorded in the income statement when the fair value of a debt security declines below its amortized cost and there is objective evidence of a reduction of the expected cash flows. Reversal of impairment losses is permitted if the impairment ceases or is reduced; however under U.S. GAAP, the reversal of impairment losses is not permitted (see Note 16.3.b). Additionally, for the remaining unrealized losses, we have evaluated their decline in fair value to determine whether it is other than temporary and we have not recognized any other than temporary impairment for these securities for the period ended June 30, 2008 as all of the unrealized losses have substantially arisen in a period shorter than one year.
Gross gains of €11,200,227 and €18,689,786, thousand and gross losses of €14,227,022 and €17,871,498 thousand have been realized during the six month period ended June 30, 2008 and during 2007, respectively on the sales of trading and available-for-sale investment securities, which are included, net, under “Gains (losses) from Investment Securities” in the consolidated statement of income.

The details of the trading portfolio by type of security are set out below:

TRADING PORTFOLIO
(U.S. GAAP presentation)	June 30, 2008	December 31, 2007
Thousands of Euros	Fair value	Fair value
Trading Portfolio Debt Securities:
United States:
U.S. Treasury and other U.S. Government agencies	548,798	1,634,497
Mortgage-backed securities	43,637	7
Other Securities	3,932,954	7,155,075

Spanish Government	7,188,524	6,271,502
Other Spanish Public authorities	206,589	1,635,194
Securities of other foreign Governments	9,095,883	9,329,427

Other debt securities	43,542,978	47,377,532

Total debt securities	64,559,363	73,403,234

Trading Equity Securities
Spanish Securities	2,528,098	3,971,653
International Securities	8,736,484	8,643,135
Of which United States	457,616	1,386,872

Total equity securities	11,264,582	12,614,788

17.6 Fair value disclosures
     Disclosures about fair value of financial instruments
In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price, and are subsequently measured at each period-end as follows:
i. Measurement of financial assets
Financial assets are measured at fair value, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.
The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).
If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.
All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.
“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectability. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.
The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.
Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.
The amounts at which the financial assets are recognized represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements, securities loans and derivatives.
ii. Measurement of financial liabilities
In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at fair value through equity” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.
iii. Valuation techniques
The following table summarizes the recorded fair values at each of the dates set forth for the asset and liability classes below, broken down by valuation methodology used by the Group to determine their fair value:

	June 30, 2008			December 31, 2007
	(in millions of euros)
	Published Price			Published Price
	Quotations in	Internal		Quotations in	Internal
	Active Markets	Models (*)	Total	Active Markets	Models (*)	Total

Financial assets held for trading	64,019	71,978	135,997	76,310	82,497	158,807
Other financial assets at fair value through profit or loss	5,935	25,379	31,314	6,946	17,884	24,829
Available-for-sale financial assets	31,933	6,792	38,726	37,908	6,441	44,349
Hedging derivatives (assets)	—	3,526	3,526	—	3,063	3,063
Financial liabilities held for trading	16,980	94,189	111,169	24,447	98,951	123,398
Other financial liabilities at fair value through profit or loss	1,703	35,254	36,957	116	39,602	39,718
Hedging derivatives (liabilities)	82	5,029	5,111	110	4,024	4,135
Liabilities under insurance contracts	5,477	9,482	14,959	5,678	7,356	13,034

(*)	In substantially all cases, the principal variables that are input into these models are derived from observable market data (level 2), therefore, during the first half of 2008, there have not been significant transfers in/out of level 3.
Financial instruments carried at fair value and determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, asset-backed securities, equity securities, short securities positions and fixed-income securities issued.
In the absence of published price quotations for a particular financial instrument, management uses internal models to make its best estimate of the price that the market would set for that financial instrument. In order to make these estimates, various techniques are employed, including extrapolation from observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be evidenced by comparison with other observable market transactions involving the same or similar instruments or measured by using a valuation technique where variables include only observable market data, mainly interest rates. Under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, any difference between the transaction price and the fair value based on valuation techniques is not initially recognized in the income statement.
Set forth below are the main valuation techniques employed in our internal models to measure the fair value of the financial instruments disclosed above at June 30, 2008:
•	In the valuation of financial instruments permitting static hedging (basically, forwards and swaps), and in the valuation of loans and advances, the “present value” method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

•	In the valuation of financial instruments requiring dynamic hedging (principally structured options and other structured instruments), the Black-Scholes model is generally used. Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

•	In the valuation of financial instruments exposed to interest rate risk (such as interest rate futures, caps and floors), the present value method (futures) and Black-Scholes model (plain vanilla options) are used. For more structured instruments that require dynamic hedging, the Heath-Jarrow-Morton model is employed. The main inputs used in these models are principally observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.

•	In the case of linear instruments (for example, bonds and fixed-income derivatives), credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if they are exposed to portfolio credit risk (for example, credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used in the Standard Gaussian Copula model are generally data relating to individual issuers in the portfolio and correlations thereto. The main inputs used in determining the underlying cost of credit for credit risk derivatives are quoted credit spreads, and the correlation between individual issuers’ quoted credit derivatives.
The estimates thus obtained could vary if other methods or assumptions were used for interest rate risk, credit risk, market risk and foreign currency risk spreads, or for their related correlations and volatilities. Nevertheless, management considers that the financial assets and liabilities recognized at fair value in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The fair values of the financial instruments arising from the aforementioned internal models take into account, among other things, contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and equity securities, volatility and prepayments. The valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities. Set forth below are the financial instruments at fair value where measurement is based on internal models at June 30, 2008, and the potential effect on fair value as of such date to changes to other reasonably likely assumptions that are not based on observable market data:

	In millions of euros
				Other reasonably
				likely assumptions
	Fair value
	calculated using			More	Less
	internal models	Valuation techniques	Main assumption (*)	favorable	favorable
Financial assets held for trading	71,978			119	(98)
Loans and advances to credit institutions	7,054	Present value method	Observable market data	—	—
Loans and advances to customers (**)	6,345	Present value method	Observable market data	—	—
Debt and equity securities	2,841	Present value method	Observable market data	—	—
Trading derivatives	55,738			119	(98)
Swaps (***)	50,428	Present value method	Models	100	(68)
Exchange rate options	662	Black-Scholes model	Models	1	(1)
Interest rates options	1,082	Black-Scholes model HJM model	Models, correlation	4	(7)
Interest rates futures	240	Present value method	Observable market data	—	(—)
Index and securities options	2,984	Black-Scholes model	Dividend, correlation, model	13	(22)
Other	342	N/A	N/A	—	—
Other financial assets at fair value through profit or loss	25,379
Loans and advances to credit institutions	12,105	Present value method	Observable market data	—	—
Loans and advances to customers (****)	8,701	Present value method	Observable market data	—	—
Debt and equity securities	4,573	Present value method	Observable market data	—	—
Available-for-sale financial assets	6,792	Present value method	Observable market data	—	—
Hedging derivatives	3,526
Swaps	3,000	Present value method	Observable market data	—	—
Exchange rate options	403	Black-Scholes model	Observable market data	—	—
Interest rate options	66	Black-Scholes model	Observable market data	—	—
Other	57	N/A	N/A	—	—
TOTAL ASSETS	107,675

Financial liabilities held for trading	94,189			124	(110)
Deposits from credit institutions	24,165	Present value method	Observable market data	—	—
Customer deposits	13,213	Present value method	Observable market data	—	—
Trading derivatives	56,811			124	(110)
Swaps (***)	49,698	Present value method	Models	99	(67)
Exchange rate options	856	Black-Scholes model	Models	2	(1)
Interest rate options	2,974	Black-Scholes model HJM model	Models, correlation	10	(19)
Index and securities options	3,202	Black-Scholes model	Dividend, correlation, model	14	(23)
Interest rate and investment futures	68	Present value method	Observable market data	—	(—)
Other	13	N/A	N/A	—	—
Other financial liabilities at fair value through profit or loss	35,254	Present value method		—	—
Hedging derivatives	5,029
Swaps	4,817	Present value method	Observable market data	—	—
Exchange rate options	139	Black-Scholes model	Observable market data	—	—
Interest rate options	73	Black-Scholes model	Observable market data	—	—
Liabilities under insurance contracts	9,482	Present value method		—	—
TOTAL LIABILITIES	143,954
TOTAL				243	(208)

(*)	The use of observable market data assumes that the markets in which the Group operates are operationally efficient and, hence that such data is meaningful. The following are the principal assumptions used in the valuation of the financial instruments listed in the table above that are measured by means of internal models in which non-observable market data is utilized:
•	Correlation: assumptions regarding the correlation between the value of market-traded assets and those non-traded assets are based on the historical correlation between the impact of adverse movements in market data and the corresponding valuation of the associated non-traded assets. The valuation will vary depending on whether a more or less conservative degree of correlation scenario is selected.

•	Dividend: estimates of the dividends used as inputs in internal models are based on the expected dividend distributions from the issuer companies. Since the expected dividend may change or differ depending on the source of the dividend data (generally either historic data or market consensus for option pricing), and the dividend policy of companies may vary, the measurement is adapted to arrive at the best estimate of a reasonable level of expected dividend within more or less conservative scenarios.

•	Liquidity: assumptions include estimates in response to market liquidity. For example to take into account market liquidity or where the financial instrument is part of a new or developing market where, due to lack of market prices that reflect a reasonable price for those products, the standard calculation methodology and estimates available may result in a less accurate valuation of the instrument at that time.

(**)	Principally includes short-term loans and repurchase agreements with corporate non-bank customers (mainly brokerage and investment firms).

(***)	Includes non material credit risk derivatives recognized on the consolidated balance sheet. These are measured by means of the Standard Gaussian Copula model, discussed above.

(****)	Includes loans to Housing Associations in the United Kingdom (which are regulated and part Government-funded) secured by UK residential property. The fair values of the loans are modelled using observable market inputs, including current market transactions for UK Housing Associations of similar size and security structure. Due to the Government involvement with these entities, credit spreads have remained stable and are homogeneous across the industry. Model output values are benchmarked against current market transaction prices.
As detailed in the table above, the potential effect on the valuation of financial instruments of a change in the principal assumptions (models, correlations and dividends) to other reasonably likely assumptions that are less favorable in the lower end of the reasonably likely range would be to decrease gains, or increase losses, by €208 million (2007: €178 million). The effect of the use of reasonable assumptions that are more favorable than those used by the Group, in the top end of the reasonably likely range, would increase gains, or decrease losses, by €243 million (2007: €211 million).
The total loss recognized in the consolidated income statement for June 2008 arising from the aforementioned valuation models amounted to €1,383 million.
Fair value of financial assets and liabilities not measured at fair value
The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables and held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.
Similarly, the Group’s financial liabilities —except for financial liabilities held for trading, those measured at fair value and derivatives having as their underlyings equity instruments whose market value cannot be estimated reliably— are measured at amortized cost in the consolidated balance sheet.
i)	Financial assets measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at period-end:

	Millions of Euros
	June 30, 2008		December 31, 2007
	Carrying		Carrying
Assets	Amount	Fair Value	Amount	Fair Value

Loans and receivables:
Loans and advances to credit institutions	66,480	66,491	31,760	31,765
Loans and advances to customers	556,188	558,024	533,751	535,513
Debt instruments	1,552	1,552	1,688	1,688
Other financial assets	—	—	12,351	12,340

	624,220	626,067	579,550	581,306

ii)	Financial liabilities measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of Euros
	June 30, 2008		December 31, 2007
	Carrying		Carrying
Liabilities	Amount	Fair Value	Amount	Fair Value

Financial liabilities at amortized cost:
Deposits from central banks	6,775	6,774	28,748	28,748
Deposits from credit institutions	64,058	64,112	48,686	48,727
Customer deposits (*)	318,753	318,895	317,043	317,184
Marketable debt securities	220,878	221,109	206,265	206,480
Subordinated liabilities	34,448	35,042	35,670	36,286
Other financial liabilities	23,297	23,294	16,540	16,538

	668,209	669,226	652,952	653,963

(*)	For these purposes, the fair value of customer demand deposits is taken to be the same as their carrying amount.
Disclosures about fair value of equity investments (APB 18)
APB 18 “The Equity Method of Accounting for Investments in Common Stock”, requires for those investments in common stock for which a quoted market price is available the disclosure of the aggregate value of each identified investment based on the quoted market price.
The following table shows the market value of our holdings accounted for by using the equity method that has listed quotations:

		December 31,
Thousands of Euros	June 30, 2008	2007

Cepsa	5,905,244	5,896,826
Attijariwafa	799,387	761,893
Sovereign	754,632	875,406
In those cases where the fair value is lower than the corresponding asset carrying amount, the Group assesses the potential impairment according to the general accounting policies.
17.7 Additional subsequent events
Acquisition of ABN AMRO’s asset management business in Brazil
On March 12, 2008, Santander and Fortis reached an agreement whereby Santander purchased from Fortis ABN AMRO’s asset management business in Brazil, which was acquired by Fortis as part of the acquisition of ABN AMRO by the Consortium (RBS, Fortis and Santander).
The acquisition was completed in the second quarter of 2008 for €209 million and generated goodwill of €184 million.
Agreement between Santander and General Electric (“GE”)
On March 27, 2008, Banco Santander and GE, through its GE Money and Commercial Finance business units, reached a preliminary agreement on the acquisition of certain businesses from each other valued at €1 billion.
Under the terms of the preliminary agreement, Banco Santander acquires GE Money’s units in Germany, Finland and Austria, and its card and auto businesses in the UK, while GE Commercial Finance acquires Interbanca, the Italian commercial bank assigned to Santander as part of the distribution of assets following the acquisition, together with RBS and Fortis, of ABN AMRO.
Banco Santander expects to integrate the GE Money units acquired, with total assets of €9 billion, into Santander Consumer Finance and Santander Cards. Interbanca would become part of GE Commercial Finance.
On June 2, 2008, we announced that we had reached a final agreement with GE and that the agreed base price for both transactions amounted to €1 billion each, subject to different adjustments.

These transactions are expected to close during the fourth quarter of 2008 or the first quarter of 2009.
Agreement between Santander and RBS’s European consumer finance unit
On April 4, 2008, Santander reached a preliminary agreement with RBS to acquire its continental European consumer finance business for €336 million. The package includes activities in Germany, the Netherlands, Belgium and Austria. The acquisition will be carried out by Santander Consumer Finance Germany GMBH.
The RBS European consumer finance business (RBS ECF) has 861 employees serving 2.3 million customers in Germany, the Netherlands, Belgium and Austria. Assets in 2007 averaged €2.2 billion. RBS ECF makes installment loans both directly and via partners. It is strongly represented in the credit card business both in terms of private and corporate customers, and provides consumer finance via retail chains.
The acquisition closed on July 1, 2008.
Acquisition of additional shares of Sovereign
In May 2008, Santander, to prevent dilution of its holding in Sovereign, invested $312 million to subscribe to a $1.25 billion common stock offering completed by the U.S. bank.
In June 2008 we acquired “Green Shoe” Sovereign shares for US$43 million increasing our stake in the company at June 30, 2008 to 24.39% with a book value of €1,149 million.
Completion of the sale of Antonveneta to Banca Monte dei Paschi di Siena
On May 30, 2008, Banca Monte dei Paschi di Siena and Banco Santander completed the sale of Antonveneta for €9 billion, executing the agreement announced on November 8, 2007.
Santander Consumer USA Inc. (formerly Drive Consumer USA Inc.) (“Drive”)
In June 2008, Grupo Santander bought an additional 1% stake in the company for $17 million.
Grupo Santander could buy the 9% stake still owned by the Chief Executive Officer of Drive between 2009 and 2013 at prices linked to the company’s earnings performance.
Acquisition of Alliance & Leicester plc
On July 14, 2008, Banco Santander, S.A. and Alliance & Leicester plc reached an agreement in relation to the terms of a recommended acquisition by Banco Santander, S.A. of the entire share capital, whether issued or yet to be issued, of Alliance & Leicester plc.
Under the aforementioned terms, the shareholders of Alliance & Leicester plc have received a Banco Santander share for each three shares of Alliance & Leicester plc. Prior to the share exchange date, Alliance & Leicester approved (and paid) an interim dividend in cash amounting to 18 pence per share. The shareholders of the Bank acting at the General Shareholders’ Meeting held on September 22, 2008, agreed to increase capital up to a nominal amount of €71,688,495 through the issue of a maximum of 143,376,990 shares par value €0.50 each.
Key features of the acquisition:

•	At the time of the announcement each Alliance & Leicester plc share was worth 299 pence, and the total issued share capital, approximately GBP 1,259 million, whereby the proposed exchange represented a premium of approximately 36.4% on the closing price at July 11, 2008[1]. Considering the above interim dividend, the premium amounts to approximately 44.6% on the aforementioned closing price.

•	The acquisition affords the integration of the ancillary businesses of Alliance & Leicester and Abbey, thereby strengthening the competitive positioning of the products and services offered by the Group and benefiting its customers. It can be expected that the combined group will also benefit in terms of increased efficiency and that the borrowing costs relating to Alliance & Leicester may be reduced over time from the current high levels.

•	It will increase the critical mass of the Group’s business in the UK market, as part of our vertical strategy.

[1]	Based on the terms of the Acquisition, the Closing Price of a Banco Santander Share on July 11, 2008 (the last trading day prior to commencement of the Offer Period) of F11.23 and an exchange rate of F1.2517:£1.

•	In-market cost synergies through the Group’s presence in the UK, estimated at £180 million per year (before tax) at the end of 2011.

•	Complementary geographical nature of both distribution networks (Alliance & Leicester has a major presence in the Midlands and Abbey in the London area).

•	Abbey’s expansion process in the SMEs and retail business will be speeded up 2-3 years.

•	This transaction complies with the Santander Group’s financial requirements. It is anticipated that it will become accretive from 2009 onwards and that the ROI will be 19% in 2011. These estimates do not guarantee that Santander’s EPS will necessarily reach or exceed the levels achieved in prior years. See “Cautionary Statement Regarding Forward-Looking Statements”.
The acquisition was completed by means of a scheme of arrangement.
The acquisition was approved by the shareholders of Banco Santander, S.A. (in relation to the capital increase) and of Alliance & Leicester plc. In addition, the scheme of arrangement was approved by the UK courts and was granted the relevant permits by the UK and Spanish regulatory bodies and the competent anti-trust authorities.
The acquisition was completed on October 10, 2008. As of that date we issued 140,950,944 new shares of Banco Santander par value €0.50 each, with a share premium of €10.73 per share. The countervalue of the capital increase is composed by 422,852,832 shares of Alliance & Leicester plc, par value £0.50 each, representing all its issued ordinary capital. The new shares represent a 2.2% of the total share capital of the Bank after the capital increase. The new shares are traded in the Spanish Continuous Market since October 14, 2008.
Alliance & Leicester is one of the UK’s major financial services groups, offering a broad range of financial services and products to personal and commercial customers. At December 31, 2007, Alliance & Leicester Group had ordinary shareholders’ equity of £1,716 million and total assets of £79 billion. For the financial year ended December 31, 2007, the Alliance & Leicester Group reported profit attributable to ordinary shareholders of £257 million. At the end of 2007, Alliance & Leicester employed 7,293 people on a full time equivalent basis, had approximately 254 branches and some 5.5 million customers.
Circumstances related to the Group’s Venezuelan subsidiary
Banco Santander informed on August 1, 2008 that it considered the sale of Banco de Venezuela to a Venezuelan private investor group, with whom certain undertakings were entered into, but the sale was not, however, agreed.
Banco Santander has thereafter become aware of the interest of the Government of Venezuela in Banco de Venezuela, and is now in discussions with the Government.
Sale and leaseback of real estate assets
On September 12, 2008, we announced that we had completed the transaction with the consortium led by the United Kingdom property investor Propinvest for the sale of the Santander Financial City (our principal executive offices) and its simultaneous lease-back for a period of 40 years, with a right to repurchase this property at the end of such period.
The amount of the sale transaction is €1.9 billion, as initially contemplated. The capital gains obtained by Santander from this sale are close to €600 million that were not recorded in the profits of the third quarter of 2008.
With this transaction, Banco Santander concludes the process involving the sale of its own buildings in Spain which commenced in 2007 within the framework of the ABN AMRO acquisition. The amount of assets sold was €4,434 million, with capital gains of approximately €1,680 million.
Acquisition of Bradford & Bingley’s direct channels and retail deposits
In September 2008, following the announcement by HM Treasury (on September 29, 2008) to take Bradford & Bingley plc (B&B) into public ownership, the retail deposits, branch network and its related employees will transfer, under the provisions of the Banking (Special Provisions) Act 2008, to Abbey National plc.
As outlined in the HM Treasury statement, all of B&B’s customer loans and treasury assets, which includes the £41 billion of mortgage assets, will be taken under public ownership.
The transfer to Abbey consists of:
•	£20 billion retail deposit base with 2.7 million customers;

•	B&B’s direct channels including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees.

The acquisition price has been £612 million. The transaction will be financed with the liquidity generated by the Group’s ordinary operations.
The transfer of the B&B’s customers and their retail deposits further strengthens Abbey’s retail customer deposit base and franchise. It also allows Santander to deliver increased critical mass in the UK through greater distribution scale.
The combined business of Abbey, Alliance & Leicester (A&L) and B&B will have 1,286 branches with a good geographic spread across the UK. In addition, it is also expected that upon completion of the transfer, Santander’s UK market share of retail deposits will increase to around 10%2 , and the combined business will also have a customer base of 24 million.
Acquisition of 75.65% of Sovereign Bancorp
On October 13, 2008, Banco Santander, S.A. and Sovereign Bancorp Inc., (“Sovereign”), parent company of Sovereign Bank, announced that Banco Santander will acquire Sovereign in a stock-for-stock transaction. At that date we owned 24.35% of Sovereign’s ordinary outstanding shares. The Capital and Finance Committee composed of independent directors of Sovereign requested that we consider acquiring the 75.65% of the company that we did not own. The Capital and Finance Committee evaluated the transaction and recommended the transaction to the full Board.
Under the terms of the definitive transaction agreement, which was approved by the Executive Committee of Santander and unanimously approved by the non-Santander directors of Sovereign, Sovereign shareholders will receive 0.2924 Banco Santander American Depository Shares (ADSs) for every 1 share of Sovereign common stock they own (or 1 Banco Santander ADS for 3.42 Sovereign shares). Based on the closing stock price for Santander ADSs on Friday, October 10, 2008, the transaction has an aggregate value of approximately US$1.9 billion (€1.4 billion), or US$3.81 per share. The transaction meets Santander’s criteria for acquisitions, both strategically, by significantly enhancing the geographical diversification of the Group, and financially, with a projected net profit for Sovereign of $750 million in 2011. See “Cautionary Statement Regarding Forward-Looking Statements”.
The transaction is subject to customary closing conditions, including necessary bank regulatory approvals in the U.S. and Spain and approval by both companies’ shareholders. Relational Investors, LLC has agreed to vote its 8.9% of Sovereign shares in favor of the transaction. In addition, all of the non-Santander directors have agreed to vote their shares in favor of the transaction. Banco Santander will call an Extraordinary General Meeting of the Bank’s shareholders to approve a capital increase and issuance of approximately 147 million new shares, or approximately 2% of Banco Santander’s capital. The transaction is expected to close in the first quarter of 2009.
Sovereign Bancorp, Inc., is the parent company of Sovereign Bank, a financial institution with principal markets in the Northeastern United States. Sovereign Bank has 750 community banking offices, over 2,300 ATMs and approximately 12,000 team members. Sovereign offers a broad array of financial services and products including retail banking, business and corporate banking, cash management, capital markets, wealth management and insurance. Sovereign Bank reported stockholders’ equity of $8,234 million and total assets of $79,197 million, in each case at June 30, 2008. Sovereign Bank also reported $228 million of net income for the first half of 2008.
Sale of Porterbrook Leasing Company
On October 2008 Abbey National plc (“Abbey”) reached an agreement to sell 100% of Porterbrook Leasing Company to a consortium of investors including Antin Infrastructure Partners (the BNP Paribas sponsored infrastructure fund), Deutsche Bank and Lloyds TSB. The price of the transaction has not been made public. The impact of the transaction in the Group is not material as it will only allow a reduction in financing of GBP 1 billion, approximately. Completion of the purchase is subject to regulatory approvals and is expected to take place before the end of 2008.

[2]	Retail deposit market share based upon combination of Abbey, A&L and B&B, subject to the transfer of B&B retail deposits.

Exhibit I

	Period end June 30,
	2008
	Including	Excluding
	interest	interest
EU-IFRS(*):	on deposits	on deposits
FIXED CHARGES:
Fixed charges	16,189,408	8,328,385

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	5,838,021	5,838,021
Distributed earnings from associated companies	(597,206)	(597,206)
Fixed charges	16,189,408	8,328,385

Total earnings for ratio calculation	21,430,223	13,569,200

Ratio of earnings to fixed charges	1.32	1.63

	Period end June 30,
	2008
	Including	Excluding
	interest	interest
U.S. GAAP:	on deposits	on deposits
FIXED CHARGES:
Fixed charges	16,135,522	8,274,499
Preferred dividends	53,886	53,886

Total fixed charges + preferred dividends	16,189,408	8,328,285

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	6,037,520	6,037,520
Distributed earnings from associated companies	(597,206)	(597,206)
Fixed charges	16,135,522	8,274,499

Total earnings for ratio calculation	21,575,835	13,714.813

Ratio of earnings to fixed charges	1.34	1.66
Ratio of earnings to combined fixed charges and preferred stock dividends	1.33	1.65

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

	Year end December 31,
	2007		2006		2005
	Including	Excluding	Including	Excluding	Including	Excluding
	interest	interest	interest	interest	interest	interest
EU-IFRS(*):	on deposits	on deposits	on deposits	on deposits	on deposits	on deposits
FIXED CHARGES:
Fixed charges	30,859,894	16,270,327	24,383,034	11,272,446	22,824,107	9,175,455

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	10,687,627	10,687,627	8,582,241	8,582,241	7,232,234	7,232,234
Distributed earnings from associated companies	(294,809)	(294,809)	(262,315)	(262,315)	(437,978)	(437,978)
Fixed charges	30,859,894	16,270,327	24,383,034	11,272,446	22,844,107	9,175,455
Total earnings for ratio calculation	41,252,712	26,663,145	32,702,960	19,592,372	29,618,363	15,989,711

Ratio of earnings to fixed charges	1.34	1.64	1.34	1.74	1.30	1.74

	Year end December 31,
	2007		2006		2005		2004		2003
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest	interest	interest	interest	interest	interest	interest	interest	interest	interest
U.S. GAAP:	on deposits	on deposits	on deposits	on deposits	on deposits	on deposits	on deposits	on deposits	on deposits	on deposits
FIXED CHARGES:
Fixed charges	30,800,035	16,210,468	24,293,527	11,182,939	22,749,996	9,101,344	9,942,846	4,512,019	9,136,028	3,505,885
Preferred dividends	59,859	59,859	89,507	89,507	74,111	74,111	151,952	151,952	311,317	311,317
Total fixed charges + preferred dividends	30,859,894	16,270,327	24,383,034	11,272,446	22,824,107	9,175,455	10,094,798	4,663,971	9,447,345	3,817,202

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	7,593,486	7,593,486	7,205,813	7,205,813	7,123,576	7,123,576	3,882,744	3,882,744	3,140,200	3,140,200
Distributed earnings from associated companies	(294,809)	(294,809)	(262,315)	(262,315)	(437,978)	(437,978)	(272,632)	(272,632)	(380,922)	(380,922)
Fixed charges	30,800,035	16,210,468	24,293,527	11,182,939	22,749,996	9,101,344	9,942,846	4,512,019	9,136,028	3,505,885
Total earnings for ratio calculation	38,098,712	23,509,145	31,237,025	18,126,437	29,435,594	15,786,942	13,552,958	8,122,131	11,895,306	6,265,163

Ratio of earnings to fixed charges	1.24	1.45	1.29	1.62	1.29	1.73	1.36	1.80	1.30	1.79
Ratio of earnings to combined fixed charges and preferred stock dividends	1.23	1.44	1.28	1.61	1.29	1.72	1.34	1.74	1.26	1.64

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004